Letter from the CEO Dear fellow stockholders: We have continued to transform Pinterest over the last few years, and our 2025 results show the progress we’ve made and the scale of the opportunity ahead. In 2025, we delivered a record $4.2 billion in revenue, up 16% year-over-year. We also reached 619 million monthly active users, up 12% year over year. Users are at all-time highs and overall engagement continues to grow. We’ve been able to achieve these results through strong product innovation with our unique and best-in-class AI-powered visual search capabilities. Most importantly, people come to Pinterest with commercial intent, even when they don’t yet know the exact words, brands or products they want, and we help them move from inspiration to action. As we’ve scaled, we’ve also become a profitable company, ending 2025 with a net income margin of 10%, an Adjusted EBITDA margin of approximately 30%, net cash provided by operating activities of $1.28 billion and free cash flow of $1.25 billion(1). With AI at the core of everything we do, Pinterest has become an AI-powered visual search and shopping destination. We’ve launched new experiences such as Pinterest Assistant, our visual-first collaborator, and we’ve made significant advancements to our performance advertising platform, helping brands reach customers and drive measurable results. At the center of our progress is our mission: to bring everyone the inspiration to create a life they love. In a world where much of the internet is increasingly divisive, Pinterest continues to stand out as a positive destination where people come to discover, shop and take action on their ideas to make their real lives better. We believe this focus on positivity is a differentiator for users, advertisers and partners. We remain focused on protecting the safety and wellbeing of our users, particularly young people, and have made deliberate choices to make Pinterest a positive online place. That’s why we’ve made Pinterest private-only for users under 16 and turned off most social features for this group. In addition, we were among the first to support app-store level age verification and have spoken out in favor of phone-free schools. Through the Pinterest Impact Fund, we’ve invested nearly $10 million in 2025 to organizations around the world that are working to advance youth mental health, emotional wellbeing and community resilience. Through our partnership with the Youth Mental Health Corps, we’ve helped expand peer mental health support programs in the U.S. Looking ahead, this is a moment of extraordinary innovation at Pinterest and across our industry, one we have been building toward for several years. Our user and engagement trends reinforce that our product direction is working. We are confident that we’ll continue to create positive, inspirational experiences for users, and an AI-powered performance advertising platform for advertisers. I am proud of the progress we have made in 2025 and excited about what comes next. I am grateful to our employees, users, advertisers, partners and stockholders for their continued support. Sincerely, Bill Ready Chief Executive Officer "In a world where much of the internet is increasingly divisive, Pinterest continues to stand out as a positive destination where people come to discover, shop, and take action on their ideas to make their real lives better." (1) Adjusted EBITDA, Adjusted EBITDA margin and free cash flow are non-GAAP financial measures. See Appendix A to this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. Pinterest 2026 Proxy Statement 1

2 Pinterest 2026 Proxy Statement

Business and strategic highlights Overview of 2025 results Our key financial and operating results as of and for the year ended December 31, 2025, are as follows: Monthly active users (in millions) Revenue (in millions)     Revenue $4,222M Global Monthly active users (“MAUs”)(1) 619M Average revenue per user ("ARPU")(2) $7.21 Net income $417M Adjusted EBITDA(3) $1,270M Net income (4) (in millions) Adjusted EBITDA (in millions)   (1) We define a monthly active user as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period. (2) We measure monetization of our platform through our average revenue per user metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. (3) We define Adjusted EBITDA, a non-GAAP measure, as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. See Appendix A to this Proxy Statement for information regarding non-GAAP financial measures, including a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. (4) Net income for the year ended December 31, 2025 was $417 million, as compared to $1,862 million for the year ended December 31, 2024 primarily due to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets during the fourth quarter of 2024. Average revenue per user Performance highlights Pinterest 2026 Proxy Statement 3

Table of contents Letter from the CEO 1 Performance highlights 2 Notice of annual meeting of stockholders 5 Proxy summary 6 Election of directors 10 Proposal 1: Election of directors   Our board of directors 11 Director selection and recruitment 23 Director independence 24 Corporate governance 25 Board structure and role 25 Board’s role 27 Board engagement 29 Impact 29 Other governance practices 32 Director compensation 33 2025 Director compensation table 34 Executive officers 35 Executive compensation 36 Proposal 2: Non-binding advisory vote on our named executive officers’ compensation Proposal 3: Non-binding advisory vote on say-on-pay frequency Compensation discussion and analysis 38 Compensation committee report 52 Compensation tables 53 CEO pay ratio 59 Pay versus performance 60 Equity compensation plan information 64 Audit matters 65 Proposal 4: Ratification of selection of independent auditor   Principal accountant fees and services 65 Pre-approval policies and procedures 66 Audit committee report 66 Security ownership of certain beneficial owners and management 67 Delinquent section 16(a) reports 69 Other matters 70 Related party transactions 70 Stockholder proposals for the 2027 annual meeting of stockholders 70 Voting and annual meeting information 71 Appendix A — Information regarding Non-GAAP financial measure 76 Note about our websites and reports and forward-looking statements: Website references are provided in this Proxy Statement for convenience only. The content of any referenced websites or reports, including any other websites or reports referenced or discussed in this Proxy Statement, are not deemed to be part of, nor incorporated by reference into, this Proxy Statement. We assume no liability for the content contained on the referenced websites. This Proxy Statement may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to substantial risks and uncertainties and are based on estimates and assumptions as of filing. All statements other than statements of historical facts included in the Proxy Statement, including statements about the company’s goals, progress or expectations with respect to corporate responsibility, sustainability, corporate governance, executive compensation and other matters, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “can,” “could,” “would,” “might,” “continue,” “intends,” “plans,” “targets,” “strategy,” “goals,” “objectives,” “forecasts,” “potential,” “anticipates,” or and similar expressions, or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results or outcomes to differ materially from the forward-looking statements expressed or implied in this Proxy Statement. Such risks, uncertainties and other factors include those risks described in “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” in our most recent annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (“SEC”) and other subsequent documents we file with the SEC. The inclusion of information related to our corporate responsibility efforts is not an indication that such topics are material to the company, our investors or other stakeholders, or required to be disclosed in our filings, in each case under SEC reporting or any other laws or requirements that may apply to us. 4 Pinterest 2026 Proxy Statement

Notice of annual meeting of stockholders You are cordially invited to attend the 2026 annual meeting of stockholders (“annual meeting”) on Thursday, May 21, 2026, at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at www.virtualshareholdermeeting.com/PINS2026. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the annual meeting by following the instructions under “Voting and annual meeting information.” Voting items Date and Time Thursday, May 21, 2026, at 8:00 a.m. Pacific Time Location www.virtualshareholder meeting.com/PINS2026 Who Can Vote Stockholders as of March 27, 2026 are entitled to vote How to Vote Internet www.proxyvote.com Phone 1-800-690-6903 (if you have received a printed version of these proxy materials) Mail Complete, sign and date the enclosed proxy card or voting instruction card and return it promptly in the envelope provided Proposals Board Vote Recommendation For Further Details 1 To elect the four Class I nominees for director named in the accompanying Proxy Statement to hold office until the 2029 annual meeting of stockholders and until their successors have been duly elected and qualified, or until their office is otherwise vacated. “FOR” each director nominee Page 10 2 To approve, on a non-binding advisory basis, the compensation of our named executive officers (“say-on-pay”). “FOR” Page 36 3 To approve, on a non-binding advisory basis, the frequency of future advisory votes to approve our named executive officers’ compensation (“say-on- frequency”). “ONE YEAR” Page 37 4 To ratify the audit and risk committee’s selection of Ernst & Young LLP as the company’s independent registered public accounting firm for fiscal year 2026. “FOR” Page 65 We will also conduct any other business properly brought before the annual meeting. These proposals, as well as instructions for accessing the virtual annual meeting, are more fully described in the accompanying Proxy Statement. The record date for the annual meeting is March 27, 2026. Only stockholders of record at the close of business on that date may vote at the annual meeting or any adjournment thereof. We expect to begin mailing a notice of internet availability of proxy materials on or about April 8, 2026, to all stockholders of record entitled to vote at the annual meeting. By Order of the Board of Directors Wanji Walcott Chief Legal & Business Affairs Officer and Corporate Secretary San Francisco, California April 8, 2026 Important notice regarding the availability of proxy materials for Pinterest’s 2026 annual meeting of stockholders: The notice, proxy statement and annual report are available at www.proxyvote.com. Pinterest 2026 Proxy Statement 5

Proxy summary This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. Page references are supplied to help you find further information in this Proxy Statement. 2026 annual meeting of stockholders    Date and Time To Be Held Online at 8:00 a.m. Pacific Time on Thursday, May 21, 2026     Location www.virtualshareholdermeeting.com/PINS2026 This Proxy Statement is furnished in connection with the solicitation of your proxy by our board of directors (“board”) to vote at the 2026 annual meeting of stockholders (“annual meeting”), including at any adjournments or postponements of the annual meeting. This Proxy Statement contains information to be voted on at the annual meeting and certain other information required by Securities and Exchange Commission (“SEC”) rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on or about April 8, 2026, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials. You are cordially invited to attend the annual meeting on Thursday, May 21, 2026 at 8:00 a.m. Pacific Time, which we are holding exclusively online via live webcast at www.virtualshareholdermeeting.com/PINS2026. Whether or not you expect to attend the annual meeting, please vote, as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote at the virtual annual meeting by following the instructions under “Voting and annual meeting information”. Agenda Proposals Board Vote Recommendation For Further Details 1 To elect the four Class I nominees for director named in the accompanying Proxy Statement to hold office until the 2029 annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until their office is otherwise vacated. “FOR” each director nominee Page 10 2 To approve, on a non-binding advisory basis, the compensation of our named executive officers (“say-on-pay”). “FOR” Page 36 3 To approve, on a non-binding advisory basis, the frequency of future advisory votes to approve our named executive officers’ compensation (“say-on- frequency”). “ONE YEAR” Page 37 4 To ratify the audit and risk committee’s selection of Ernst & Young LLP as the company’s independent registered public accounting firm for fiscal year 2026. “FOR” Page 65 6 Pinterest 2026 Proxy Statement

Proxy summary

Our board of directors

The following table provides summary information about each of our continuing directors, including the four nominees for election at the annual meeting.

	Class		Name	Principal Occupation	Age	Director Since	Independent	Committee Memberships
Nominees for Election	Class I		**Chip Bergh**	Former President & CEO, Levi Strauss & Co.	68	2024	Yes	Governance Committee (chair) Compensation Committee
Nominees for Election	Class I		**Gokul Rajaram**	Co-Founder and Partner, Marathon Management Partners	51	2020	Yes	Compensation Committee
Nominees for Election	Class I		**Emily Reuter**[1]	Chief Financial Officer, Instacart	42	2025	Yes	Audit Committee
Nominees for Election	Class I		**Marc Steinberg**	Partner, Elliott Investment Management L.P.	36	2022	Yes	Audit Committee
Continuing Directors	Class III		**Leslie Kilgore**	Former Chief Marketing Officer, Netflix	60	2019	Yes	Compensation Committee (chair)*
Continuing Directors	Class III		**Bill Ready**	Chief Executive Officer, Pinterest	46	2022	No	None
Continuing Directors	Class III		**Benjamin Silbermann** Non-Executive Chair	Co-Founder and non-Executive Chair, Pinterest	43	2008	No	None
Continuing Directors	Class III		**Salaam Coleman Smith**	Former EVP, ABC Family	56	2020	Yes	Audit Committee** Governance Committee***
Continuing Directors	Class II		**Fredric Reynolds**	Former EVP & CFO, CBS Corporation	75	2017	Yes	Audit Committee
Continuing Directors	Class II		**Scott Schenkel**	Chief Financial Officer, Expedia	58	2023	Yes	Audit Committee (chair)
Continuing Directors	Class II		**Kecia Steelman**[2]	President & CEO, Ulta Beauty	55	2026	Yes	Compensation Committee
Continuing Directors	Class II		**Andrea Wishom** Lead Independent Director	Former President, Skywalker Holdings	56	2020	Yes	Compensation Committee Governance Committee

* Our talent development and compensation committee is referred to as "compensation committee" throughout this Proxy Statement.

** Our audit and risk committee is referred to as "audit committee" throughout this Proxy Statement.

*** Our nominating and corporate governance committee is referred to as "governance committee" throughout this Proxy Statement.

(1) Ms. Reuter joined the Board effective September 18, 2025.

(2) Ms. Steelman joined the Board effective February 16, 2026.

Pinterest 2026 Proxy Statement 7

Proxy summary

Board snapshot

The following charts reflect the age, independence, tenure, gender and race/ethnicity of the members of our board continuing in office following the annual meeting, assuming the election of all nominees:

Age


4 < 50
6 50-60
2 >60

Independence


10 Independent
2 Non-Indepedent

Tenure


6 < 4 years
5 4-10 years
1 >10 years

Gender


6 Male
4 Female
2 Declined to disclose

Race/Ethnicity


3 Racially/Ethnically Diverse
1 Declined to disclose
7 Caucasian

Skills and experience

	Chip Bergh	Leslie Kilgore	Gokul Rajaram	Bill Ready	Emily Reuter	Frederic Reynolds	Scott Schenkel	Ben Silbermann	Salaam Coleman Smith	Kecia Steelman	Marc Steinberg	Andrea Wishom
Governance	●	●	●	●		●	●		●	●	●	●
Management	●	●	●	●	●	●	●	●	●	●		●
Technology or Cybersecurity		●	●	●		●	●	●			●	
Finance	●	●		●	●	●	●		●		●	●
Sales and marketing	●	●				●			●	●		●
Global companies	●	●	●	●	●	●	●	●	●	●		●
Media & content		●	●			●		●	●		●	●
E-commerce	●	●	●	●	●		●		●	●	●	
Other public company board	●	●	●	●		●	●		●		●	●
Public company CEO	●			●			●	●		●		

For more information about our board members, see page 11 of this Proxy Statement.

8 Pinterest 2026 Proxy Statement

Corporate governance highlights Our corporate governance practices are designed to promote the long-term interests of our stockholders, strengthen board and management accountability and foster responsible decision-making. The following table summarizes our corporate governance policies and practices.    lead independent director    board chair and CEO roles held by two different people    fully independent board committees    diverse board in terms of skills, independence, gender, race/ethnicity    regular board refreshment with 4 new directors since 2023     board service limited to no more than 5 public companies, including the Pinterest board     annual self-evaluation of the full board and each committee     regular review of board succession planning     minimum stock ownership requirement     director resignation policy     director retirement expectation     proxy access for qualifying stockholders    stockholder engagement For more information about our corporate governance practices, see page 25 of this Proxy Statement. Executive compensation highlights We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following tables summarize our compensation governance policies and practices. What we do     fully independent compensation committee     independent compensation consultant to the compensation committee     annual review of the compensation program, best practices and market trends     majority of executive compensation tied to stockholder value creation     annual review of succession plans for key officers     “double trigger” termination required for vesting in equity in connection with change in control     annual stockholder non-binding advisory vote on our compensation program (say-on-pay)     clawback policy in the event of a financial restatement or misconduct     minimum stock ownership requirement What we don’t do     pension and executive retirement plans     significant perquisites to executive officers    supplemental executive benefits    “single trigger” vesting in equity upon change in control    employee or director hedging or pledging of our equity securities    tax “gross-ups” on change in control payments    dividends or equivalents on unvested equity awards For more information about our executive compensation practices and policies, see page 38 of this Proxy Statement. Proxy summary Pinterest 2026 Proxy Statement 9

Election of directors Proposal 1 Election of directors Our board is comprised of twelve members. In accordance with our amended and restated certificate of incorporation (our “certificate of incorporation”), our board is divided into three staggered classes of directors. At the annual meeting, four Class I directors will stand for election for a three-year term (through the 2029 annual meeting of stockholders). Each director’s term continues until the election and qualification of their respective successor or until their office is otherwise vacated.  Each of the nominees standing for election at the annual meeting currently serves as a director. Two of the four director nominees, Gokul Rajaram and Marc Steinberg, were most recently elected by our stockholders at the 2023 annual meeting of stockholders. In May 2024, our board appointed Chip Bergh as a Class I director upon the retirement of Jeffrey Jordan from the Board, and in September 2025, our board appointed Emily Reuter as a Class I director upon the retirement of Jeremy Levine from the Board. Mr. Bergh and Ms. Reuter were each recommended to the governance committee by a third-party search firm. Upon recommendation by our governance committee, the board has nominated each of them for election for a term of three years (through the 2029 annual meeting of stockholders) and until their respective successors have been duly elected and qualified, or until their office is otherwise vacated. The board recommends a vote FOR each director nominee 10 Pinterest 2026 Proxy Statement

Our board of directors Board composition Our continuing board is composed of a diverse group of individuals, with a broad range of backgrounds, experience and skills relevant to our company. We believe that this provides us with a diverse range of perspectives and judgment necessary to guide our strategies and monitor their execution. Many of the directors have senior leadership experience at major U.S. and international companies. In these positions, they have also gained experience in areas such as management, financial planning, public company governance, sales and marketing, media and content, e-commerce, cybersecurity and international business. Many of our directors have experience serving on boards and board committees of other public companies and have an understanding of corporate governance practices and trends and different business processes, challenges and strategies. Further, our directors also have other experience that makes them valuable members of the board, including experience in established or growing technology companies. Age Independence Tenure Gender Race/Ethnicity Election of directors Pinterest 2026 Proxy Statement 11

Board experience and expertise The following reflects the experience and expertise of the members of our board, assuming the election of all nominees: Governance Governance experience supports our emphasis on strong board and management accountability, transparency, protection of stockholder interests and long-term value creation. Management Leadership and management experience enables our board to provide advice, guidance and assess the performance of our own management and workforce. Technology or Cybersecurity Experience in the technology sector is valuable to effectively oversee and understand our product strategy, and expertise in cybersecurity/ privacy matters helps our board oversee these risks. Finance Financial expertise provides our board with the financial acumen necessary to inform its oversight of our financial performance and reporting, internal controls and long-term strategic planning. 10 Directors 11 Directors 7 Directors 9 Directors Sales & Marketing Experience in sales and marketing enables the directors to provide valuable advice and oversight over our ads business, sales and marketing activities and growth strategy. Global Experience leading large, global companies and teams helps the directors to advise us on our international growth and expansion. Media & Content Experience in the media industry and/or with content focused companies enables directors to meaningfully oversee long term strategy on content. E-commerce Experience with e-commerce supports us in developing and strengthening the shopping initiatives on our platform. 6 Directors 11 Directors 7 Directors 9 Directors Other Public Company Board Experience on other public company boards helps directors understand the operations of a public company and the applicable legal and regulatory risks. Public Company CEO Experience as a public company CEO and familiarity with public company dynamics helps our management team with strategy, performance, prioritization and leadership. 9 Directors 5 Directors Election of directors 12 Pinterest 2026 Proxy Statement

Class I director nominees for election at the 2026 annual meeting of stockholders Chip Bergh Former President & Chief Executive Officer, Levi Strauss & Co. Director since 2024 Chip Bergh has been a Senior Lecturer at Harvard Business School since July 2024. Prior to this, he served as President and Chief Executive Officer and Director of Levi Strauss & Co., a global apparel company, from 2011 to 2024. Prior to joining Levi Strauss & Co., Mr. Bergh spent 28 years at Procter & Gamble (P&G) in roles of increasing scope and complexity in brand management, general management and executive leadership. In addition to his current public company boards, Mr. Bergh previously served on the boards of VF Corporation and the Economic Development Board of Singapore. Our committees • Governance Committee (chair) • Compensation Committee (member) Other current public boards • HP, Inc. (non-executive chair and member of the HR and compensation committee and the nominating, governance and social responsibility committee) • e.l.f. Beauty, Inc. • lululemon athletica inc. Education • Bachelor of Arts in International Affairs, Lafayette College, Pennsylvania Relevant experience Extensive leadership experience as a former public company CEO as well as global, sales, marketing, e- commerce experience, and serving on public company boards Election of directors Pinterest 2026 Proxy Statement 13

Gokul Rajaram Co-Founder and Partner of Marathon Management Partners Director since 2020 Gokul Rajaram invests in and advises technology companies. He is Co-Founder of Marathon Management Partners, an investment firm, and has served as Partner since January 2025. Previously, Mr. Rajaram served in various leadership roles at DoorDash, a food ordering service, from 2019 to 2024, most recently as Corporate Development and Strategy Lead. Previously, from 2013 to 2019, Mr. Rajaram served on the executive team of Block, Inc. (previously named Square, Inc.) and led several product development teams, most recently as the lead for Caviar, a food delivery service. Prior to Block, Inc., Mr. Rajaram served as Product Director of Ads at Meta, Inc. (previously named Facebook, Inc.), a social media company. Prior to that, Mr. Rajaram was Product Management Director for Google AdSense, an online advertising product. Mr. Rajaram also serves on a few late-stage private company boards and previously served on the board of The Trade Desk, Inc., a public company. Our committees • Compensation Committee (member) Other current public boards • Coinbase Global Inc. (chair of nominating and governance committee and member of compensation committee) Education • Master of Computer Science, University of Texas • Master of Business Administration, The Massachusetts Institute of Technology • Bachelor of Computer Science, Indian Institute of Technology, Kanpur Relevant experience Extensive experience with product development and as an officer and director of technology companies, including public companies Election of directors 14 Pinterest 2026 Proxy Statement

Emily Reuter Chief Financial Officer, Instacart Director since 2025 Emily Reuter has served as the Chief Financial Officer of Maplebear Inc. (doing business as Instacart), a technology, marketplace platform specializing in online grocery delivery, since 2024. Prior to Instacart, Ms. Reuter spent nearly 10 years at Uber Technologies, Inc., a global technology company, in several senior finance and operation roles, including Vice President and Head of Corporate Finance and as Chief Financial Officer of Uber’s Mobility (Rides) business segment. Our committees • Audit Committee (member) Other current public boards • None Education • Master of Business Administration, Stanford University Graduate School of Business • Bachelor of Arts, Yale University Relevant experience Extensive experience with financial planning and executive leadership at technology companies   Marc Steinberg Partner, Elliott Investment Management L.P. Director since 2022 Marc Steinberg is a Partner at Elliott Investment Management L.P., an investment management firm. He is responsible for public and private equity investments across a range of industries, including the technology, media and telecommunications sectors. In addition to his public company boards, Mr. Steinberg currently serves on the board of directors of several private companies, including Nielsen, a global leader in audience insights, data and analytics, and Syneos Health, a fully integrated biopharmaceutical solutions organization. Prior to joining Elliott in 2015, Mr. Steinberg worked at investment bank Centerview Partners. Mr. Steinberg continues to serve on our board pursuant to the investment agreement entered into by and among the company, Elliott Associates, L.P., and Elliott International L.P. in March 2026. A description and copy of the investment agreement is available on the Form 8-K filed with the SEC on March 3, 2026. Our committees • Audit Committee (member) Other current public boards • Honeywell International, Inc. (member of audit committee) • Etsy, Inc. (member of audit committee) Education • Bachelor of Arts in Economics, Harvard College Relevant experience Strong experience in financial management and industry expertise as a strategic advisor to technology companies Election of directors Pinterest 2026 Proxy Statement 15

Class II directors continuing in office until the 2027 annual meeting of stockholders Fredric Reynolds Former Executive Vice President and Chief Financial Officer, CBS Corporation Director since 2017   Fredric Reynolds served as Executive Vice President and Chief Financial Officer of CBS Corporation, a mass media company, from 2006 to 2009. From 2001 to 2005, he served as President and Chief Executive Officer of Viacom Television Stations Group and as Executive Vice President and Chief Financial Officer of Viacom Inc. from 2000 to 2001. He also served as Executive Vice President and Chief Financial Officer of Westinghouse Electric Corporation, a predecessor of CBS Corporation. Prior to that, Mr. Reynolds held several positions at PepsiCo, a food and beverage corporation, for twelve years, including Chief Financial Officer or Financial Officer at Pizza Hut, Pepsi-Cola International, Kentucky Fried Chicken Worldwide and Frito-Lay. Mr. Reynolds served on the board of directors of MGM Holdings Inc. from 2010 to 2022 and Mondelez International, Inc. (formerly Kraft Foods) from 2007 to 2022. Our committees • Audit Committee (member) Other current public boards • RTX Corporation (formerly Raytheon Technologies) (lead director, member of governance and public policy committee and human capital and compensation committee) Education • Bachelor in Business Administration, University of Miami • Certified Public Accountant Relevant experience Extensive financial, leadership and media expertise, management experience in a broad range of companies and service on the board of public companies Election of directors 16 Pinterest 2026 Proxy Statement

Scott Schenkel Chief Financial Officer, Expedia Group Inc. Director since 2023 Scott Schenkel has served as the Chief Financial Officer for Expedia Group, Inc., an online travel company, since December 2024. Prior to joining Expedia, Mr. Schenkel served as the Interim CEO and as a director of eBay Inc., a multinational e-commerce company, from September 2019 through April 2020 and its Senior Vice President and Chief Financial Officer, leading finance, analytics and information technology, as well as eBay’s Classifieds business unit from 2015 to 2019. Prior to the eBay CFO role, Mr. Schenkel spent six years as Senior Vice President and Chief Financial Officer of eBay Marketplace, where he was responsible for overseeing finance, analytics, strategy and innovation across the business. He joined eBay in 2007 as Vice President of Global Financial Planning and Analytics. Prior to eBay, Mr. Schenkel spent nearly 17 years at General Electric Company in a variety of financial leadership roles. Mr. Schenkel's last role at GE was the Chief Financial Officer of GE Healthcare Clinical Systems, a global healthcare equipment and clinical information technology solutions provider. Mr. Schenkel previously served on the board of NetApp, a public company, and Forter, a private company. Our committees • Audit Committee (chair) Other current public boards • None Education • Bachelor of Science in Finance, Virginia Polytechnic Institute and State University's Pamplin College of Business Relevant experience Extensive financial, leadership and industry expertise, management experience in a broad range of companies and service on the board of public companies Election of directors Pinterest 2026 Proxy Statement 17

Kecia Steelman President and Chief Executive Officer, Ulta Beauty, Inc. Director since 2026 Kecia Steelman has served as President and Chief Executive Officer of Ulta Beauty, Inc., a specialized beauty products retailer, since 2025. Prior to becoming CEO at Ulta Beauty, Ms. Steelman served in roles of increasing responsibility and executive leadership at the company . Prior to joining Ulta Beauty, she held senior leadership positions at Family Dollar, including serving as Group Vice President and Vice President of Project Implementation & Operations, and at Home Depot. Ms. Steelman brings deep experience and knowledge in consumer-centered businesses. In addition to her public-company board service, Ms. Steelman also serves on the boards of the Bay Club Company (a private company), the Retail Industry Leaders Association, the Alder Planetarium and the Breast Cancer Research Foundation. Our committees • Compensation Committee (member) Other current public boards • Ulta Beauty, Inc. Education • Bachelor of Business Management, Kennedy Western University Relevant experience Extensive C-suite level experience in consumer retail and operations Election of directors 18 Pinterest 2026 Proxy Statement

Andrea Wishom Former President, Skywalker Holdings LLC Director since 2020; Lead Independent Director Andrea Wishom served as President of Skywalker Holdings, LLC, a multi-billion dollar diversified private holding company and family office, from 2017 to 2026. She oversaw over a billion dollars in assets for various business units, human resources, finance, and all philanthropic and creative aspects for the company. Before joining Skywalker, Ms. Wishom spent over 20 years at Harpo Productions, an American multimedia production company. At Harpo Productions she held various production, programming, development and executive roles for The Oprah Winfrey Show, Harpo Studios and OWN: The Oprah Winfrey Network. most recently serving as the Executive Vice President. Ms. Wishom previously served on the board of directors of Nextdoor Holdings, Inc. from 2021 to 2023. She currently serves on the board of directors of several private companies, including Tory Burch LLC and Inflection AI. Our committees • Compensation Committee (member) • Governance Committee (member) Other current public boards • None Education • Bachelor of Arts in English, University of California, Berkeley Relevant experience Extensive experience in media industry and C-suite- level management experience Election of directors Pinterest 2026 Proxy Statement 19

Class III directors continuing in office until the 2028 annual meeting of stockholders Leslie Kilgore Former Chief Marketing Officer, Netflix, Inc. Director since 2019   Leslie Kilgore served as Chief Marketing Officer of Netflix, Inc., an online entertainment service, from 2000 to 2012. From 1999 to 2000, she served as Director of Marketing of Amazon.com, Inc., an online retail company. Ms. Kilgore held various positions, including Brand Manager, at The Procter & Gamble Company, a manufacturer and marketer of consumer products, from 1992 to 1999. In addition to her public company boards, she serves on the board of directors of Discord Inc. She previously served on the board of directors of Nextdoor Holdings, Inc. from 2021 to 2023, Medallia, Inc. from 2015 to 2021, and LinkedIn Corp. from 2010 to 2016. Our committees • Compensation Committee (chair) Other current public boards • Netflix, Inc. (chair of compensation committee) Education • Master of Business Administration, Stanford University Graduate School of Business • Bachelor of Science, Wharton School of Business at the University of Pennsylvania Relevant experience Extensive experience as a marketing executive with internet retailers and consumer product companies and experience as a board member of public and private companies Election of directors 20 Pinterest 2026 Proxy Statement

Bill Ready CEO, Pinterest Director since 2022   Bill Ready has served as the Chief Executive Officer and a Director of Pinterest since 2022. Prior to Pinterest, Mr. Ready served as the president of commerce, payments & next billion users at Alphabet, Inc. (Google), a technology company, from January 2020 until June 2022. Prior to Google, as a serial entrepreneur, Mr. Ready spent decades building and scaling some of the world’s most impactful technology platforms. Mr. Ready served as president of iPay Technologies from 2008 to 2011. From August 2011 to December 2013, he was the chief executive officer of Braintree, a mobile and web payment systems company. After Braintree acquired Venmo, Mr. Ready served simultaneously as CEO of Venmo and Braintree. After PayPal acquired Braintree in December 2013, he continued to lead Braintree operations while in various roles at PayPal. Mr. Ready then served as PayPal's senior vice president, global head, product & engineering from July 2015 to September 2016, before becoming PayPal’s executive vice president and chief operating officer from October 2016 through July 2019. Mr. Ready continued as executive vice president through December 2019 during the transition until he departed PayPal for Google. Previously, Mr. Ready was executive in residence at Accel Partners, a leading Silicon Valley venture capital and growth equity firm, worked as a strategy consultant for McKinsey & Company, where he advised leading financial technology companies and served as a member of the board of directors of Automatic Data Processing, Inc. In addition to his public company boards, Mr. Ready is currently a senior advisor and limited partner of Silversmith Capital Partners. Our committees • None Other current public boards • Williams Sonoma, Inc. (member of audit and finance committee and compensation committee) • Visa, Inc. (member of finance committee and nominating and corporate governance committee) Education • Master of Business Administration, Harvard Business School • Bachelor of Science in Information Systems and Finance, University of Louisville Relevant experience Extensive experience as a C-suite-level officer and director of various technology companies Election of directors Pinterest 2026 Proxy Statement 21

Benjamin Silbermann Co-Founder, Pinterest Director since 2008; Non-Executive Chair Benjamin Silbermann is a Co-Founder and non-Executive Chair of Pinterest. He previously served as our Chief Executive Officer from 2008 and as President from 2012 until June 2022. Prior to co-founding Pinterest, Mr. Silbermann worked at Alphabet Inc., a technology company, from 2006 to 2008. He currently serves on the board of The How We Feel Project, a nonprofit organization. Our committees • None Other current public boards • None Education • Bachelor of Arts in Political Science, Yale University Relevant experience Deep knowledge and understanding of our company, strategy and business as our former President and CEO and experience with product development Salaam Coleman Smith Former EVP, The Walt Disney’s ABC Television Group Director since 2020 Salaam Coleman Smith served as Executive Vice President at The Walt Disney’s ABC Television Group, a multinational broadcast television group from 2014 to 2016, overseeing Strategy and Programming for ABC Family. Prior to joining The Walt Disney Company, Ms. Smith worked at Comcast NBCUniversal, a multinational media company, since 2003, where she served as President of Style Network from 2008 to 2013. Prior to joining Comcast NBCUniversal, Ms. Smith worked at Viacom Inc., a multinational mass media conglomerate, for nearly ten years where she served as a senior executive within MTV Networks International Division and helped oversee Nickelodeon’s global expansion in Europe, Asia, and Latin America. Ms. Smith has served as a board member for several non-profit organizations, including Women in Cable Telecommunications and Dress For Success. She previously served on the boards of Gap, Inc., a public company, and Scopely, a private online gaming company. Our committees • Audit Committee (member) • Governance Committee (member) Other current public boards • None Education • Bachelor of Science in Industrial Engineering, Stanford University Relevant experience Strong expertise in global media, multi-platform content, brand development, strategic planning, financial management, consumer-centric insights and C-level management Election of directors 22 Pinterest 2026 Proxy Statement

Director selection and recruitment The governance committee is responsible for, among other things, overseeing succession planning for directors and ensuring that we have a qualified board to oversee management’s execution of the company’s strategy and safeguard the long-term interests of stockholders. In this regard, the governance committee is charged with identifying, evaluating and recommending potential director candidates. 1 Identify • In identifying potential candidates for board membership, the governance committee considers recommendations from directors, stockholders, management and others, including, from time to time, executive search firms to assist it in locating qualified candidates. • The governance committee does not distinguish between nominees recommended by stockholders and other nominee recommendations. 2 Evaluate • Once potential director candidates are identified, the governance committee, with the assistance of management, undertakes an extensive vetting process that considers each candidate’s background, experience, qualifications, independence and fit with the board’s priorities. • As part of this vetting process, the governance committee, as well as other members of the board and the CEO, conduct a series of interviews with the candidates. 3 Recommend • If the governance committee determines that a potential candidate meets the needs of the board and the company and has the desired qualifications and experiences, it recommends the candidate’s nomination or appointment to the full board for consideration.  The governance committee strives to maintain an engaged, independent board with broad and diverse perspective, experience and judgment that is committed to representing the long-term interests of our stockholders. The governance committee considers a wide range of factors when selecting and recruiting director candidates, including achieving: • an experienced and qualified board. The governance committee seeks directors with a record of accomplishment in their chosen fields that are relevant to our company and its industry. • diversity. The governance committee seeks candidates representing a diversity of occupational and personal backgrounds, knowledge, skills, qualifications and viewpoints so that the board provides effective oversight of the management of the company. The governance committee reviews the board’s effectiveness in balancing these considerations when assessing the composition of the board. • board refreshment. We believe that Pinterest benefits from fostering a mix of experienced directors with a deep understanding of the company and its industry and those who bring fresh perspectives. We regularly refresh our board and have added four new directors over the past three years. • ideal board size. The board currently has twelve directors and three classes of directors. The board believes this size works well as it provides a sufficient number of directors to achieve an appropriate mix of experience and meet its oversight responsibilities while promoting accountability and efficiency. • a board with strong personal attributes. We believe that all of our directors should possess the following personal attributes: high integrity and good judgment, absence of legal or regulatory impediments, independence of mind and strength of character to effectively represent the best interests of all stockholders and provide practical insights and diverse perspectives, ability to act in an oversight capacity, appreciation for the issues confronting a public company, adequate time to devote to the board and its committees, and willingness to assume broad, fiduciary responsibilities on behalf of all stockholders. As part of its annual assessment of board composition in connection with the director nomination process, the governance committee considers whether each candidate is in compliance with the limits on other public company board service contained in our Corporate Governance Guidelines. Election of directors Pinterest 2026 Proxy Statement 23

Stockholder recommendations of director candidates The governance committee considers director candidates recommended by stockholders. Stockholders may recommend a candidate by writing to the Corporate Secretary at the company’s address listed on page 70 of this Proxy Statement and including all information that our amended and restated bylaws (our “bylaws”) require for director nominations. Stockholder proxy access right We have adopted proxy access. Our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest’s outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. For additional information, see “Stockholder proposals for the 2027 annual meeting of stockholders.” Director independence At least a majority of our board members, including all members of our audit, compensation and governance committees, are required to be independent under New York Stock Exchange (“NYSE”) listing rules. The board, with the assistance of the governance committee, considers all relevant facts and circumstances when making its independence determinations. A substantial majority of our board—ten out of twelve directors—is independent. The board has affirmatively determined that Mr. Bergh, Ms. Kilgore, Mr. Rajaram, Ms. Reuter, Mr. Reynolds, Mr. Schenkel Ms. Smith, Ms. Steelman, Mr. Steinberg and Ms. Wishom do not have relationships that would interfere with the exercise of their independent judgment in carrying out the responsibilities as a director and each of these directors is “independent” as that term is defined under the listing standards of the NYSE. The board also determined that Jeremy Levine, who served as a director until September 18, 2025, was independent during the time that he served as a director. In making these determinations, the board considered the current and prior relationships that each of these directors has with our company and all other facts and circumstances our board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director (and any investor with which they are affiliated) and the transactions involving them. The board also took into account that Pinterest from time to time engages in business in the ordinary course with entities where our directors are employed, serve on the board or otherwise provide services to such entities. Election of directors 24 Pinterest 2026 Proxy Statement

Corporate governance Board structure and role Our board is currently comprised of twelve directors and is divided into three classes, with each class having a three-year term. Board leadership structure The board regularly reviews its leadership structure to evaluate whether the structure remains appropriate for the company, and the directors annually elect the chair of the board. Currently, the roles of board chair and CEO are separate. Since 2022, Bill Ready has served as our CEO, and Benjamin Silbermann has served as our chair. We believe the board continues to benefit from Mr. Silbermann’s deep understanding of our business and culture, as well as his leadership in shaping and driving the company’s strategic priorities and business plans. Our corporate governance guidelines provide that if the chair is not otherwise independent, the independent directors will select one of our independent directors to serve as our lead independent director. Andrea Wishom currently serves as our lead independent director. We have structured the lead independent director role in a manner that we believe reinforces the independence of the board and continues to best serve the long-term interests of our stockholders. A summary of the roles and responsibilities of the board chair and lead independent director is provided below. Benjamin Silbermann Non-Executive Chair Andrea Wishom Lead Independent Director Primary responsibilities • presiding over meetings of the board; • advising and supporting the CEO and senior management on the company’s long-term strategy-planning and capability-building; • approving the agenda for board meetings in consultation with the lead independent director and the CEO; • consulting with the lead independent director on the annual board evaluation, at the direction of the governance committee; • being involved in the maintenance of key strategic relationships and stakeholder communications, as appropriate;  • consulting with the governance committee, as needed, in connection with the committee’s evaluation and recommendation of candidates for election to the board; and • being available to the CEO and the board to assume additional responsibilities, as may be requested from time to time. Primary responsibilities  • serving as liaison between the CEO, non-executive chair and the independent directors • presiding over meetings of the board at which the non-executive chair is not present, including executive sessions of our independent directors; • approving the agenda for board meetings in consultation with the CEO and non-executive chair; • ensuring the board receives adequate and timely information; • providing feedback to the CEO regarding his performance; • conducting the annual board evaluation in consultation with the non-executive chair, at the direction of the governance committee; • being available for consultations and communications with major stockholders upon request; • calling special meetings of the board and stockholders; and • calling executive sessions of the independent directors. The board believes that its selection of the current leadership structure is not impacted by the board’s risk oversight function and the board is effective in overseeing risk, as described in the “Board’s role in risk oversight” section below, under a variety of leadership frameworks. Pinterest 2026 Proxy Statement 25

Board committees Our board has established three standing committees—an audit committee, a compensation committee and a governance committee. The composition and responsibilities of each are described below. The board has determined that each member of each committee is independent and meets the NYSE and SEC independence standards for serving on such committee, as applicable. The board also has determined that, in accordance with the SEC and NYSE rules, each member of the audit committee is financially literate and each of Mr. Schenkel, Ms. Reuter and Mr. Reynolds is an audit committee financial expert. Members serve on these committees until their resignation or until otherwise determined by the board. The board has adopted written charters for each of the audit committee, compensation committee and governance committee which are available at https://investor.pinterestinc.com/ governance/governance-documents. Each of the committees has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. The board may establish other committees as it deems necessary or appropriate from time to time. Audit and risk committee Current members: Scott Schenkel (chair) Emily Reuter Fredric Reynolds Salaam Coleman Smith Marc Steinberg Number of meetings held in 2025: 11 The audit committee is primarily responsible for: • overseeing the company’s financial and accounting reporting processes, including internal controls over financial reporting and the internal audit function; • reviewing the company's annual audit results, annual audited financial statements and quarterly financial statements; • overseeing the company's relationship with its independent auditors, including appointing or changing the company’s auditors and assessing their independence, qualification and performance; • overseeing significant financial matters, including tax planning, treasury policies, financial risk exposure, dividends and share issuances and repurchases; and • overseeing the company’s enterprise risk management program and compliance with applicable legal and regulatory requirements as well as overseeing risk programs in areas such as information security, data protection and privacy. Talent development and compensation committee Current members: Leslie Kilgore (chair) Chip Bergh Gokul Rajaram Kecia Steelman Andrea Wishom Number of meetings held in 2025: 5 The compensation committee is primarily responsible for: • overseeing the compensation of the company’s directors and employees; • establishing, reviewing and administering the compensation of our executive officers; • administering the company’s equity-based plans and certain other compensation plans; • overseeing the management of risks for succession planning, compensation and other talent-related risk exposures; • evaluating the post service arrangements and benefits of our executive officers, including the CEO; • overseeing the implementation and administration of our compensation recoupment or clawback policy; • reviewing the operation and structure of the company’s compensation program; and • evaluating the company’s programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a talented workforce with a broad range of experiences and backgrounds. Corporate governance 26 Pinterest 2026 Proxy Statement

Nominating and corporate governance committee Current members: Chip Bergh (chair) Salaam Coleman Smith Andrea Wishom Number of meetings held in 2025: 4 The governance committee is responsible for: • evaluating the size, composition, organization and governance of the board and its committees; • assisting the board in identifying and evaluating candidates qualified to be appointed as a board member; • developing, updating and recommending to the board the corporate governance guidelines applicable to the company; • recommending potential candidates to the board for its approval to propose such candidates to the stockholders for election to the board; • reviewing and recommending to the board the independence determinations of the directors as well as recommending to the board the composition of each committee; • reviewing the company’s impact reporting, strategy, goals, and significant initiatives; and • reviewing the performance and annual self-evaluation of the board and each of its committees. Board’s role The board is elected to oversee management and safeguard stockholders’ long-term interests. A key function of the board is reviewing, approving (where appropriate) and actively monitoring management’s execution of the company’s long-term strategic goals. The board actively engages on Pinterest matters throughout the year, including at quarterly board meetings and regular meetings of each committee, where they receive updates from key management personnel. The board and committees also have meetings as needed in between their regular meetings. Directors also regularly engage with and provide counsel to management through informal calls and meetings. The primary responsibilities of the board include:   reviewing and overseeing the company’s strategic direction and objectives   overseeing the company’s legal and regulatory compliance   succession planning for the CEO and key executives   monitoring the company’s accounting and financial reporting practices and controls   overseeing the company’s risk exposure   evaluating the board’s composition, performance and effectiveness   overseeing the company’s talent development and management establishing the compensation of our directors and executives Board’s role in strategy Our board recognizes the importance of ensuring that our overall business strategy is designed to create long-term, sustainable value for our stockholders. Our board has an oversight role in helping management formulate, plan and implement our company’s strategy. The board has a robust annual strategic planning process that includes developing and reviewing elements of our business, strategic and financial plans with our executive leadership team. The board gets updates on the company’s strategy progress and challenges, as well as related risks, throughout the year. Corporate governance Pinterest 2026 Proxy Statement 27

Board’s role in risk oversight Our board is responsible for overseeing how we manage risk at Pinterest. This is carried out both at the full board level and through each of the standing committees. Through our enterprise risk assessment (“ERA”) process, we maintain a defined approach to assessing and managing risks and circumstances that could impact our ability to achieve strategic objectives. We refresh our ERA process annually, using the previous year’s ERA results as a baseline, researching potential emerging risks and interviewing relevant stakeholders to gather perspectives on the company’s top enterprise risks. These insights help direct ongoing risk management conversations with management and the board, including expanding management awareness and oversight on newly identified risks. Board of directors The full board is responsible for monitoring and assessing strategic risk exposure, including determining the nature and level of risk appropriate for the company, and the committees are responsible for monitoring and assessing risks inherent in their respective oversight functions as follows: Audit committee oversees our enterprise risk management program and significant financial risk exposures and certain legal, regulatory and operational risk exposures, including with respect to disclosure controls and procedures, information security/cybersecurity, data protection and privacy. Compensation committee  oversees significant compensation and other talent- related risk exposures, including risks and exposures associated with leadership assessment, management succession planning, executive compensation programs and arrangements and talent and leadership development and management, including matters relating to the attraction, development and retention of a talented workforce with a broad range of experiences and backgrounds. Governance committee oversees significant governance risk exposures, including with respect to corporate governance, impact matters, board effectiveness and board succession planning. Management Management meets periodically with the board and each committee to review risk oversight matters and periodically provides reports to them on these matters. Corporate governance 28 Pinterest 2026 Proxy Statement

Board engagement Attendance at board and committee meetings We encourage all our directors to attend and actively participate in all meetings of the board and any committees on which they serve. In 2025, the board held 8 meetings, and each director attended 75% or more of the aggregate number of meetings of the board and of the committees on which they served during the year. Directors are also encouraged to attend the annual stockholders’ meetings. All directors then serving on the board attended the 2025 annual stockholders’ meeting. Director orientation and education New directors participate in an orientation program, which generally addresses the company’s strategic plans, significant risk exposures and compliance programs (including our Code of Business Conduct & Ethics and other applicable policies). The directors and the company are committed to providing all directors with an orientation and adequate and consistent continuing education. Board evaluation The lead independent director and the governance committee oversee the performance and annual self-evaluation process for the board and each standing committee. They conduct interviews of each board member for their observations and suggestions on the effectiveness of the board. The governance committee chair and lead independent director, along with any applicable consultants, discuss results with the board and may make recommendations to the chair of the board on any changes as they deem necessary. Impact Our mission is to give people the inspiration to create a life they love. We have ongoing efforts to address social and environmental priorities underpinned by strong corporate governance to further our mission and help deliver sustainable long-term value to our stockholders. We are working to be a positive force for good across our business, with a particular focus on four main areas: people, product, planet and governance. In August 2025, we released our latest Impact Report, which is available on our investor relations website under “Impact.” We also regularly post company initiatives and information at https://investor.pinterestinc.com. Below we describe highlights of our on-going impact efforts. People Our employees make Pinterest the success that it is. We are committed to meeting their real-world needs and championing emotional wellbeing so they can bring their best selves to work. Benefits that meet real-world needs. PinFlex is our flexible work model designed to enable us to meet the needs of the business while empowering our employees to work from a Pinterest office or a virtual location for work that can be performed anywhere within their country of employment. Pinflex may look different from team to team – and that’s by design, grounded in our commitment to flexibility that enables productivity, quality, and business growth. Through our Global30 program, eligible employees can work outside their country for up to thirty calendar days. We strive to give all employees choices that are best for their careers and their lives with a comprehensive suite of medical, dental, disability and mental health benefits. For example, we offer new parents at least 20 weeks of leave globally. Employee wellbeing. We offer our employees access to mental health and wellbeing resources, including services like Lyra and Calm. In addition, to promote financial wellbeing, we also offer programs like financial planning and investment services. Our employee resource groups, which we call Pinclusion groups and are open to all of our employees, continue to create community, provide resources and host inspiring events to support our employees’ wellbeing. One of our Pinclusion Groups, Pinable, uniquely creates space for colleagues to connect on mental health topics and activities. It activates peer- Corporate governance Pinterest 2026 Proxy Statement 29 to-peer support through monthly healthy hours (open forums and guided discussions) and group meditations. Last year, we provided a new leadership development experience for our Pinclusion group leads. During this experience, they joined fellow leaders, senior executives, groundbreaking researchers and world-renowned speakers for a two-day summit focused on the intersection of wellness, psychology and courageous leadership. Building an inclusive workplace. We are committed to creating a workplace where everyone feels a sense of belonging and has a fair and equal opportunity to contribute, grow and lead. Our recruiting and hiring strategies are aligned to this goal. We seek to attract qualified candidates from a wide variety of career backgrounds, industries, geographies and experiences during our hiring process, including at the leadership level, holistically through a merit-based process. While it is every employee’s responsibility to make Pinterest an inclusive workplace, it is also the responsibility of our management and the board. We seek inclusion and belonging (“I&B”) at the highest level in our organization. As described in this Proxy Statement, our board as well as our leadership team has a broad range of backgrounds, skills, expertise and experience relevant to our company. Our compensation committee oversees our I&B strategy, and management regularly updates the compensation committee on our I&B objectives and any relevant broader industry trends and observations. Caring for communities. Pinterest aims to have a positive and inspiring impact on the communities we serve. That ranges from emergency and disaster response efforts through employee volunteer service and donation matching contributions, to our corporate grantmaking and partnerships. In 2025, employees logged more than 6,700 volunteer hours and raised $1.8 million, including funds matched by Pinterest. Through the Pinterest Impact Fund, we have invested $40 million to date in nonprofit organizations around the world that are working to advance youth mental health, emotional wellbeing and community resilience. In 2025, we built off our work to keep young people safe online and extend that impact offline by partnering with federal, state, and local leaders to help address the youth mental health crisis. We continued our first public-private partnership into Year 2 of the Youth Mental Health Corps, expanding this national service opportunity for young people serving as youth mental health navigators in schools and community-based organizations to 11 states. Through our partnership with the International Society for Technology in Education, we also helped school districts across the country embed student-centered digital citizenship into everyday teaching and learning. Lastly, our investment in the Hidden Healing Fund equipped 11 community organizations in the US & UK with financial and capacity support in fostering youth healing, resilience, and self-expression through creative arts and community-building experiences. Additionally, we remained committed to our leadership role as the founding signatory of the Inspired Internet Pledge, exceeding our 2025 commitments and launching multiple new initiatives. Our commitments may be found at https://inspiredinternet.org/ signatory/pinterest/.   Product We are intentional in our efforts to create a positive, welcoming, and inspiring corner of the internet. A positive corner of the internet. Delivering a positive platform starts with proactive content guidelines that prioritize user safety and wellbeing. Community guidelines govern what is not allowed on Pinterest. They are designed to nurture a positive, welcoming and—above all—inspiring corner of the internet. Comprehensive Advertising Guidelines make it clear what can be promoted on our platform. We work hard to keep these guidelines up-to-date and strive to take action against violating content. These comprehensive community and advertising guidelines are regularly re-evaluated and updated to address the latest issues and developments online. Whether it is enhancing teen safety or creating a more inclusive online experience, we are deliberate about improving our platform through policy decisions and product developments. Examples of our longstanding commitment to delivering a positive platform include product updates that are designed to protect our users, including the launch of private profiles as well as features that give users more control over their followers, improved options for collaborating only with people they know, and the ability for parents to easily opt in and out of a parental passcodes for teens. A place of inclusion. Building a positive corner of the internet means building for everyone. This is why we rolled out body type ranges, our innovative tool which gives users the choice to self-select what body types are featured in their search results for women’s fashion and wedding ideas, in the US, Canada, UK, Ireland, Germany, France, Australia, and New Corporate governance 30 Pinterest 2026 Proxy Statement

Zealand in 2024. The tool is powered by Pinterest’s patent-pending innovation, body type technology, which uses shape, size and form to identify various body types in over 5.4 billion images on the platform. Responsible AI efforts. At Pinterest, we believe that AI, when developed with positive intent and responsibility, can be a powerful tool in helping people create lives they love. AI underpins the positive, visual, and actionable experiences we strive to deliver, fueling new avenues for creativity and inspiration. We are committed to advancing AI innovation while prioritizing caution and safety, raising the bar on trust, wellbeing, and inclusivity. Our goal is to make Pinterest one of the internet’s safest, most positive, and welcoming online platforms. True leadership in our industry means making user wellbeing central to how we measure success, and taking real responsibility for the safety of our products. At Pinterest, we see it as our responsibility to intentionally design and tune our AI to enhance wellbeing rather than simply capture attention. Prioritizing data privacy. We want to give people easy-to-access information on how their data is used by maintaining a clear, regularly updated online privacy policy. Our information security team oversees all data and business security areas, including: enterprise security, product security, security operations, infrastructure security, intrusion detection and response, and governance, risk and compliance. Additionally, we emphasize the shared responsibility of our workforce to support ongoing product and company security. This is communicated during employee onboarding, and every year after, with employees required to complete periodic security awareness and compliance training.   Planet When it comes to protecting the planet, we believe everyone has a role to play. At Pinterest, we’re committed to inspiring action—across our platform, within our operations and throughout communities—starting with reducing our own greenhouse gas emissions. Reducing our emissions. We’re making progress against our three validated science-based targets. These include reductions across our Scope 1, 2 and 3 emissions in addition to maintaining our active annual sourcing of renewable electricity at 100% through 2030. We look forward to sharing progress against our near-term emissions reduction targets in our forthcoming 2026 Impact Report. Partnering for Earth. Addressing climate change requires global, cross-industry collaboration. It is why we maintain memberships with organizations that support a shared responsibility for realizing a healthier planet. It is also why we collaborate with our cloud computing partner to better understand our indirect carbon footprint and their goals for measuring and reducing the impact of the data centers they operate. PinPlanet, our employee resource group whose mission is to create a sustainable future for all, engages hundreds of employees across our global locations throughout the year. During Earth Month, employees received fresh farmers market produce, attended training on greenwashing and media decarbonization, joined virtual climate trivia games, and more. Governance It is not just what we do that matters but how we do it. Good corporate governance drives accountability, transparency and decision-making that strengthens stakeholder confidence. Our board oversees and reviews the company’s strategic direction and objectives, considering (among other things) risk profile and exposure and key stakeholder relationships. Three standing board committees have distinct responsibilities, including impact-specific responsibilities. The governance committee is responsible for reviewing our impact strategy, goals, initiatives and reporting on impact matters. Our management regularly updates the committee on impact matters. In addition, the compensation committee is responsible for overseeing our I&B objectives. Our corporate governance practices are further described throughout this Proxy Statement. We maintain various publicly available company policies, including a Code of Business Conduct & Ethics that outlines the ethical, lawful conduct we expect from everyone at Pinterest. A Supplier Code of Conduct establishes expectations for suppliers working with Pinterest. Every new hire must complete Ethics & Code of Conduct training and confirm they have read the code. Periodic communications and refresher trainings on this and related topics support our ongoing efforts to enhance employee understanding of these expectations. Corporate governance Pinterest 2026 Proxy Statement 31

Other governance practices Corporate governance guidelines The board has adopted corporate governance guidelines, which you can find on our website (https:// investor.pinterestinc.com/governance/governance-documents), that we believe reflect the board’s commitment to governance practices that enhance corporate responsibility and accountability. The board annually reviews these guidelines, along with the charters for the board’s standing committees (the audit committee, compensation committee and governance committee), so that our policies and programs continue to reflect good corporate governance practices. Code of ethics We have adopted a Code of Business Conduct and Ethics applicable to our directors, employees and contractors, including our CEO, CFO and other executive officers and all persons performing similar functions. A copy of that code is available on our website (https://investor.pinterestinc.com/governance/governance-documents). We intend to disclose on our website any future amendments to, or material waivers from, the code to the extent applicable to our executive officers or directors and as required by law. Insider Trading Policy We have adopted insider trading policies and procedures applicable to the purchase, sale and other transactions in Pinterest securities by our directors, officers, employees and other covered parties as well as the company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the listing standards of the NYSE. Our Insider Trading Policy, among other things, (i) prohibits our employees and related persons and entities from trading in securities of Pinterest and certain other companies while in possession of material, non-public information, (ii) prohibits our employees from disclosing material, non-public information of Pinterest to others who may trade on the basis of that information, and (iii) requires our employees to transact in Pinterest securities only during an open window period, subject to limited exceptions. No compensation committee interlocks or insider participation None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of a board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board or compensation committee. Communications with the board and stockholder engagement We have a process by which stockholders and any other interested parties may directly communicate with the board or any of its directors, including the non-executive chair, lead independent director and independent directors as a group. Those who wish to communicate with the board or any of its directors may do so by sending written communications addressed to the Corporate Secretary at the company’s address which can be found on page 70 of this Proxy Statement. Each communication should specify the applicable addressee or addressees to be contacted, the general topic of the communication, and the information about your share ownership. The company will initially receive and process communications before forwarding them to the addressee. Certain items that are unrelated to the duties and responsibilities of the board will not be forwarded. Such items include, but are not limited to: spam, junk mail and mass mailings, new product suggestions, resumes and other forms of job inquiries, surveys and business solicitations or advertisements. In addition, material that is trivial, obscene, unduly hostile, threatening, or illegal or similarly unsuitable items will not be forwarded. We value hearing from our stockholders. We believe that effective corporate governance includes regular, transparent and constructive communication with our stockholders to understand your perspectives and priorities. Throughout the year, members of our investor relations team and our management meet with our stockholders from time to time to address their questions and concerns about our business and the company. In 2025, we had productive dialogues on a Corporate governance 32 Pinterest 2026 Proxy Statement number of topics of interest to our stockholders, including company strategy, products and innovation, impact matters and other issues. We also periodically update our board on investor feedback. Director compensation The compensation committee regularly reviews and assesses the form and amount of compensation payable to our independent directors and, with the assistance of an independent compensation consultant, recommends any appropriate adjustments to the full board for approval. In February 2025, the compensation committee reviewed the Non-Employee Director Compensation Policy with its independent compensation consultant and, in order to better align with market compensation, approved increases in the annual retainer for the chair of the Governance Committee (from $12,000 to $15,000) and for each governance committee member (from $6,000 to $7,500). Following the compensation committee’s recommendation, the board also approved these increases. No other changes were made to our director compensation program. We also reimburse our independent directors for reasonable out-of-pocket travel expenses in connection with attending board and committee meetings. In addition, we also reimburse board members for fees related to education opportunities since we think that is integral to their duties and performance. Pursuant to our Non-Employee Director Compensation Policy, below is a summary of our non-employee director compensation program for 2025. Mr. Ready does not receive compensation for his services as a director. Cash compensation ($)(1) Annual retainer 50,000 Additional annual retainer for non-Executive Chair 40,000 Additional annual retainer for lead independent director 75,000 Additional annual retainers for committee service Chair Member Audit Committee 26,000 13,000 Compensation Committee 20,000 10,000 Governance Committee 15,000 7,500 Equity compensation ($)(2) Initial grant of RSUs(3) 400,000 Annual grant of RSUs(4) 260,000 (1) Paid in quarterly installments on a prospective basis, pro-rated for directors whose service commences during the year. (2) Amounts represent the approximate grant date fair value of RSUs that will be settled in shares of Class A common stock. All awards granted pursuant to the Non-Employee Director Compensation Policy vest, in addition to the schedules below, upon a change in control of the company. (3) Award vests, subject to the director’s continued service, in equal annual installments on the first three anniversaries of the director’s commencement of service. (4) Award vests, subject to the director’s continued service, in full on the earlier of the first anniversary of the grant date or the day prior to the company’s next annual meeting. In February 2026, the compensation committee reviewed the Non-Employee Director Compensation Policy with its independent compensation consultant and, in order to better align with median market compensation, approved increases in the (i) annual grant date value of RSUs from $260,000 to $270,000 and (ii) annual retainer for the Chair of the Audit Committee from $26,000 to $30,000 and members of the Audit Committee from $13,000 to $15,000. Stock ownership guidelines for non-employee directors We maintain stock ownership guidelines pursuant to which non-employee directors are required to own Pinterest stock with a value equal to at least five times the amount of the annual cash retainer described above. Unvested RSUs held by a director are not counted as shares when determining the number of shares owned. Under the guidelines, directors must comply with this requirement within five years of the date they join the board. If any director does not meet the stock Corporate governance Pinterest 2026 Proxy Statement 33

Director compensation

ownership requirement within this time frame, then they must retain 50% of the "net profit shares" resulting from the vesting of equity awards until they reach the applicable ownership requirement. As of the date hereof, all of our non-employee directors have met or are on track to meet the ownership requirement within the required timeframe.

The following table sets forth information regarding compensation earned by or paid to our non-employee directors during 2025.

2025 Director compensation table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	All Other Compensation ($)	Total ($)
Andrea Wishom	135,000	259,993	—	394,993
Benjamin Silbermann	90,000	259,993	—	349,993
Emily Reuter [3]	18,123	399,990	—	418,113
Chip Bergh	73,538	259,993	—	333,531
Fredric G. Reynolds	63,000	259,993	—	322,993
Gokul Rajaram	60,000	259,993	—	319,993
Jeremy Levine [4]	58,908	259,993	—	318,901
Leslie Kilgore	70,000	259,993	—	329,993
Marc Steinberg	63,000	259,993	—	322,993
Salaam Coleman Smith	70,267	259,993	—	330,260
Scott Schenkel	76,000	259,993	—	335,993

(1) Reported amounts represent the aggregate grant date fair value of RSUs granted during 2025, as computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. See "Notes to consolidated financial statements" included in our 2025 annual report on Form 10-K for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

(2) As of December 31, 2025, Ms. Wishom, Ms. Kilgore, Ms. Smith, Mr. Silbermann, Mr. Reynolds, Mr. Rajaram and, Mr. Steinberg had 8,414 RSUs outstanding; Mr. Bergh had 14,667 RSUs outstanding; Mr. Schenkel had 13,601 RSUs outstanding; and Ms. Reuter had 11,019 RSUs outstanding.

(3) Ms. Reuter was appointed to the board as a Class I director on September 19, 2025.

(4) Mr. Levine resigned from the board effective September 18, 2025. Accordingly, his service as a director ended on September 18, 2025. As of December 31, 2025, Mr. Levine had no outstanding equity awards.

34 Pinterest 2026 Proxy Statement

Executive officers

The following table sets forth information for our executive officers as of the date of this Proxy Statement. Our executive officers are appointed by and serve at the discretion of the board, and each holds office until their successor is duly elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Name	Age	Position
Bill Ready*	46	Chief Executive Officer
Julia Brau Donnelly	43	Chief Financial Officer
Matthew Madrigal	50	Chief Technology Officer
Wanji Walcott	55	Chief Legal & Business Affairs Officer and Corporate Secretary

* See "Our Board of Directors" for Mr. Ready's background.

Julia Brau Donnelly has served as our Chief Financial Officer since June 2023. Prior to joining Pinterest, she served as Vice President, Global Head of Finance and Accounting at Wayfair Inc., an e-commerce platform, overseeing accounting, financial operations, and strategic corporate finance from September 2019 to June 2023. Before taking this role she served as Head of Corporate Finance from August 2017 to September 2019, and Director of Strategic Finance and Investor Relations from March 2016 to August 2017. Prior to joining Wayfair, Ms. Donnelly was a private equity investor in technology and media companies at Thomas H. Lee Partners in Boston and served on the board of directors at Agencyport Software and iHeartMedia. Ms. Donnelly holds a Master's degree in Business Administration from Harvard Business School and a Bachelor's degree in Economics from Stanford University.

Matthew Madrigal has served as our Chief Technology Officer since September 2024, where he leads the company's product and platform direction, overseeing the product and engineering teams that build our user experiences and the machine learning systems that power them. Prior to joining Pinterest, he served as the Vice President and General Manager of Merchant Shopping at Alphabet, Inc. (Google), a technology company, from 2020 to 2024, where he led the product and engineering teams that build Google Shopping's tools, partner integrations, and infrastructure to help businesses and merchants grow and thrive. From 2014 to 2020, Mr. Madrigal was the Chief Technology and Product Officer at Fanatics, Inc., a sports e-commerce platform, where he played a key role in shaping the mobile strategy, while expanding product development and data capabilities driving significant revenue and customer growth. Prior to that, Mr. Madrigal spent nearly four years at Williams-Sonoma, Inc. in leadership roles, most recently as the SVP of eCommerce & Marketing. Prior to that, he spent more than eight years leading product and engineering for eBay's growth marketing and onsite advertising technology platforms. Mr. Madrigal also serves on the board of Tapestry, Inc., a public company. Mr. Madrigal holds a Bachelor's degree from the University of California, Berkeley.

Wanji Walcott has served as our Chief Legal & Business Affairs Officer and Corporate Secretary since November 2022. Prior to joining Pinterest, she served as Executive Vice President, Chief Legal Officer at Discover Financial Services, a financial services company, from July 2019 to October 2022, where she was responsible for overseeing legal, compliance, regulatory and government relations. Prior to Discover, Ms. Walcott served as Senior Vice President and General Counsel at PayPal Holdings, Inc., an internet-based payment system company, where she led the company's global legal organization from February 2017 to July 2019. Prior to that, she served as Vice President, Product Legal from November 2015 to February 2017. From 2002 to 2015, she held multiple leadership roles at American Express, where she last served as Senior Vice President, Managing Counsel. She also serves on the board of various non-profit organizations, including the Economic Club of Chicago, the Botanic Garden of Chicago, the Minority Corporate Counsel Association and The Fredrick Gunn School. Ms. Walcott holds a Bachelor's degree in Philosophy from Howard University and a Juris Doctor from the Howard University School of Law.

Pinterest 2026 Proxy Statement 35

Executive compensation Proposal 2 Non-binding advisory vote on our named executive officers’ compensation In accordance with Section 14A of the Securities Exchange Act of 1934 (the “Exchange Act”), we are providing our stockholders with the opportunity to express their view, on a non-binding advisory basis, on the compensation of our named executive officers (commonly known as a “say-on-pay” vote). This say-on-pay proposal gives our stockholders the opportunity to express their views on our named executive officers’ compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices described in this Proxy Statement. Please read the “Compensation Discussion and Analysis” and the compensation tables and narrative disclosure that follow for information about our executive compensation program, including details of the 2025 compensation of our named executive officers. Our compensation committee believes that these policies and practices are effective in implementing our compensation philosophy and achieving our compensation program goals. As an advisory vote, the outcome of the vote on this proposal is not binding. However, our management team, our board and our compensation committee, which is responsible for designing and administering our executive compensation program, value the opinions expressed by our stockholders, and will consider the outcome of this vote when making future executive compensation decisions. We currently conduct annual say-on-pay votes and, subject to the outcome of Proposal 3, expect to conduct the next say-on-pay vote at our 2027 annual meeting of stockholders. The board recommends a vote FOR the approval, on a non-binding advisory basis, of our named executive officers’ compensation 36 Pinterest 2026 Proxy Statement

Proposal 3 Non-binding advisory vote on the frequency of future advisory votes to approve our named executive officers’ compensation In accordance with Section 14A of the Securities Exchange Act of 1934, we are providing our stockholders with the opportunity to express their view, on a non-binding advisory basis, regarding how often we should provide our stockholders an opportunity to vote, on an advisory basis, on the compensation of our named executive officers (commonly known as a say-on-pay vote). Stockholders may specify whether they prefer such votes to occur every one year, two years or three years, or they may abstain from voting. The board recommends that the company hold a say-on- pay vote every year. As an advisory vote, the result is not binding on the board. However, the board will give careful consideration to the voting results on this proposal and expects to be guided by the alternative that receives the greatest number of votes, even if that alternative does not receive a majority vote in accordance with our bylaws. Notwithstanding the board’s recommendation and the outcome of the stockholder vote, the board may in the future decide to conduct say-on-pay votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs. The next say-on-frequency vote will occur at the 2032 annual meeting of stockholders. The board recommends a vote to hold say-on-pay votes every ONE YEAR Executive compensation Pinterest 2026 Proxy Statement 37

Compensation discussion and analysis This Compensation Discussion and Analysis describes the compensation program for our chief executive officer, our chief financial officer, and our two other current executive officers, and one former executive officer (commonly referred to as “named executive officers” or “NEOs”). For 2025, our NEOs were: Bill Ready Chief Executive Officer (our “CEO”) Julia Brau Donnelly Chief Financial Officer (our “CFO”) Malik Ducard Chief Content Officer, former executive officer Matthew Madrigal Chief Technology Officer Wanji Walcott Chief Legal & Business Affairs Officer and Corporate Secretary While Mr. Ducard continues to serve as our Chief Content Officer, in February 2026, the board determined that his role no longer met the threshold to qualify him as an executive officer. Executive compensation program highlights Our multi-year journey to enhance the alignment between executive pay and company performance, initiated in 2024, remains a core focus of our executive compensation strategy. This transformation reflects feedback from our stockholders, who encouraged us to more strongly link incentive compensation opportunities to performance metrics, as well as our ongoing commitment to adopt pay programs that drive long-term performance and strengthen retention and motivation across our leadership team. Progress since 2024: • 2024: We launched the first phase of our transformation by introducing PSUs (performance stock units) into our CEO’s equity mix—awarding 60% of Mr. Ready’s 2024 equity as PSUs tied to relative total shareholder return (“rTSR”) vesting over two years (ending in 2026), and 40% as RSUs. We also implemented a one-year performance-based bonus program for all NEOs that paid out based on our performance against key company financial metrics. • 2025: Building on this foundation, we maintained a similar equity mix for the CEO but lengthened his PSU performance period to three years (2025–2027). For our other NEOs, 2025 equity awards were designed to support our transition to lengthened vesting periods and introduction of PSUs for all NEOs. As further detailed below, these awards included a mix of annual refresh and one-time transitional awards, delivered in a mix of PSUs with a two-year performance period (2026–2027) as well as RSUs. We also transitioned to an annual cash bonus program for all NEOs. • 2026: All NEOs were granted PSUs with a three-year performance period (2026 - 2028) as well as RSUs with back- loaded vesting over the third year following grant, marking achievement of our program design evolution and target equity mix for this group. Our changes are intended to further reinforce pay-for-performance alignment and foster the long-term success of Pinterest. We remain committed to evolving our executive compensation program in response to market trends, business needs, and input from our stockholders, providing continued alignment between leadership rewards and the value we deliver to our stockholders. Executive compensation 38 Pinterest 2026 Proxy Statement

Evolution of Our Incentive Program Design Fiscal 2024 Fiscal 2025 Fiscal 2026 Bonus CEO & Other NEOs CEO & Other NEOs CEO & Other NEOs Introduced as 1-year cliff vest PSUs Moved to delivery in cash Maintained cash delivery Equity Mix CEO Other NEOs CEO Other NEOs CEO Other NEOs Performance-Based Equity CEO Other NEOs CEO Other NEOs CEO Other NEOs Introduced PSUs with 2-year performance period None Increased to 3-year performance period Introduced PSUs with 2- year performance period 3-year performance period Increased to 3-year performance period Time-Based Refresh Equity CEO Other NEOs CEO Other NEOs CEO Other NEOs 2-year vesting 2-year vesting Increased to 3-year vesting 2-year vesting 3-year vesting Increased to 3-year vesting One-Time Awards Other NEOs Bridge Awards to address gap in vesting for 2027 Overlay Awards support risk/ reward profile shift due to PSU introduction Executive compensation Pinterest 2026 Proxy Statement 39

Compensation philosophy Philosophy Our executive compensation program is a crucial driver of success, designed to attract, incentivize, and retain talented leaders essential for competing in a highly competitive environment. By aligning our short-term and long-term incentive compensation with both company objectives and stockholder interests, we promote a long-term focus that motivates and rewards our senior executive team for achieving near-term objectives and creating lasting value. We believe this approach equips and inspires our executives to expand our business and fulfill our strategic goals, thereby aligning their accomplishments with our overall performance goals and company values. Objectives Our executive compensation program is guided by these objectives: • drive achievement of Pinterest’s long-term mission; • motivate team collaboration (company first, individual function second); • attract and retain top talent by compensating competitively based on the executive’s value and performance; and • align the interests of our executives with those of our stockholders. Our Intended Value Approach For each NEO, our compensation committee establishes an intended total annual compensation level, which includes a target intended annual equity value. These values are established initially upon hire and reviewed each year for adjustment taking into consideration relevant factors, including changes to role or responsibility, role criticality and individual performance. As we have lengthened the equity grant time horizon of our “boxcar” annual equity awards, which largely avoid overlapping vesting periods and do not layer or stack on top of prior year grants, the period over which this intended value is at risk and subject to appreciation or depreciation relative to our stock price performance has also lengthened. For example, fiscal 2026 equity grants are sized relative to the intended target value to be delivered in 2028. The amount each NEO ultimately realizes will be dependent on our stock price performance over 2026 and 2027, as the award vests on a quarterly pro rata basis over one year. Our Box Car Equity Structure’s Impact on 2025 Awards Our annual boxcar equity refresh grants largely avoid overlapping or stacking vesting periods. As we have evolved our compensation program in line with stockholders’ feedback, our equity grant horizon has extended, with grants now made years in advance of vesting to better align our equity awards’ performance and vesting horizons with our focus on long- term performance. In addition, the introduction of PSU awards for all executives during 2025 altered the risk-reward profile of our equity program. Accordingly, because of the non-overlapping nature of boxcar equity awards, these changes necessitated transitional awards during 2025. The chart below outlines the 2025 equity awards granted to all NEOs other than our CEO: • Annual refresh boxcar equity awards, which consisted of RSUs (weighted 85%) and PSUs (weighted 15%) that vest quarterly in 2026. • Bridge equity awards, which used the same RSU and PSU mix (85%/15%) as our annual awards. These awards address the gap in equity vesting that would have otherwise occurred in 2027 due to the lengthened year-three vesting period used for our fiscal 2026 annual refresh boxcar equity awards. Accordingly, the RSUs vest quarterly in 2027, and the Executive compensation 40 Pinterest 2026 Proxy Statement

Executive compensation

PSUs cliff vest to the extent earned upon conclusion of the two-year performance period (January 1, 2026–December 31, 2027).

- **Overlay equity awards**, delivered in RSUs, to support the altered risk-reward profile of our program as we shift from a 100% RSU-based program to the 85% RSU weighting introduced in 2025.

In addition to these awards, Mr. Madrigal received a supplemental award based on the compensation committee's determination to increase his go-forward intended target annual equity value. As outlined above, our CEO received only annual refresh boxcar equity awards in fiscal 2025, with 60% of the target value awarded as PSUs and 40% awarded as RSUs.


2024
2025
2026
2027
2028
Refresh Vesting Extension Resulted In No 2027 Vesting
FY24 Refresh - RSUs (100%)
Apr-24
2-year vesting
FY25 Refresh - RSUs (100%)
Apr-25
2-year vesting
No Scheduled Vesting
FY26 Refresh - RSUs (85%)*
Jan-26
3-year vesting
FY26 Refresh - PSUs (15%)*
Apr-26
3-year vesting
2025 Transitional Awards Addressed The Vesting Gap
FY25 Overlay - RSUs (100%)
Dec-25
Vests in the first 3 quarters of 2027
FY25 Bridge - RSUs (85%)
Dec-25
Vests quarterly in 2027
FY25 Bridge - PSUs (15%)
Dec-25
Vests at the end of the performance period
Grant Period
Vesting Period

* Fiscal 2026 refresh awards represent post-fiscal year end compensation decisions that will be reported in next year's compensation tables.

Pinterest 2026 Proxy Statement 41

Compensation governance We endeavor to maintain sound governance standards through the administration of our executive compensation program. The following table summarizes our compensation governance policies and practices. What we do     fully independent compensation committee     independent compensation consultant to the compensation committee     annual review of the compensation program, best practices and market trends     majority of executive compensation tied to stock value    annual review of succession plans for key executive officers     “double trigger” termination required for equity vesting in connection with change in control     annual stockholder non-binding advisory vote on our compensation program (say-on-pay)     clawback policy in the event of a financial restatement or misconduct     minimum stock ownership requirement What we don’t do     pension and executive retirement plans     significant perquisites to executive officers     supplemental executive benefits     “single trigger” equity vesting upon change in control    employee and director hedging and pledging of our securities    tax “gross-ups” on change in control payments    dividends or equivalents on unvested equity awards The compensation committee, in consultation with its external compensation consultant, will continue to assess and update our executive compensation program so that it best supports our long-term mission and growth. Executive compensation 42 Pinterest 2026 Proxy Statement

Compensation-setting process Roles and responsibilities Role of our compensation committee • The compensation committee performs the responsibilities of our board relating to the compensation of our non-employee directors and employees, including our executive officers. • The compensation committee has overall responsibility for reviewing our compensation philosophy and strategy, overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to our CEO as well as our other executive officers. • The compensation committee may form and delegate authority to subcommittees and may delegate authority to its chair or one or more designated members of the committee. • The compensation committee also oversees management of risks for succession planning and compensation; and evaluates the company’s programs and practices relating to talent and leadership development and management, including matters relating to the attraction, development and retention of a talented workforce with a broad range of experiences and backgrounds. • The compensation committee operates pursuant to a written charter, which is available on our website (see page 71 of this Proxy Statement). Role of our chief executive officer • In discharging its responsibilities, the compensation committee works with members of our management, including our CEO. • Management assists the compensation committee by providing information on corporate and individual performance, market compensation data, and management’s perspective on compensation matters. • The compensation committee solicits and reviews our CEO’s recommendations with respect to adjustments to base salaries, long-term equity incentive compensation opportunities, program structures, and other compensation-related matters for our executive officers (other than with respect to his own compensation) and considers his recommendations as one of the factors in determining compensation. • Our CEO recuses himself from all discussions and recommendations regarding his own compensation and is not present when his compensation is discussed. Role of our compensation committee's consultant • Pursuant to its charter, the compensation committee has the authority to retain the services of external compensation advisors, as it determines in its sole discretion, including compensation consultants and legal, accounting, and other advisors. • The compensation committee makes all determinations regarding the engagement, fees, and services of these advisors, and any such advisor reports directly to the compensation committee or the chair of the committee. • The compensation committee continued to engage Compensia, Inc. (“Compensia”) as its executive compensation consultant after evaluating that firm’s independence pursuant to applicable SEC and NYSE rules and determining that Compensia’s work did not give rise to any conflict of interest. • Compensia did not provide any services to us other than advice and support with respect to non- employee director, executive and other employee compensation, including: the levels of overall compensation and each element of compensation for our executives; peer group evaluation, selection and data collection; market trends for executive and director compensation; equity compensation; a risk assessment of our compensation programs; and input on this Compensation Discussion and Analysis. Executive compensation Pinterest 2026 Proxy Statement 43

The compensation committee reviews our executive compensation program annually to assess whether it continues to be aligned with our compensation philosophy and program objectives as described above. The compensation committee updates the program as needed and also evaluates and establishes target total direct compensation opportunities for each of our NEOs. Factors considered in decision-making The compensation committee’s decision-making for our NEOs’ compensation is guided by the factors listed below. The compensation committee does not weigh these factors in any predetermined manner, and no single factor is determinative in selecting compensation elements and setting compensation levels. Members of the compensation committee apply their business judgment and consider this information in light of their experience and knowledge of the company, the competitive market and factors individual to each NEO. The factors that the compensation committee considers include: • our executive compensation program objectives; • our performance against the financial, operational and strategic objectives established by the compensation committee and our board; • each of our NEO’s responsibilities, qualifications, knowledge, skills and experience; • each NEO’s marketability based on their unique attributes, as well as on a relative basis to other similarly situated executives at the companies in our compensation peer group and in selected broad-based compensation surveys, as applicable; • the performance of each of our NEOs, based on a qualitative assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function, ability to collaborate across the company, demonstration of leadership behaviors consistent with our values, and potential to contribute to our long-term financial, operational and strategic objectives; • an analysis of competitive market data (as described below); • the unrealized value and other terms of the outstanding unvested equity awards held by each of our NEOs to provide appropriate retentive value for each individual; • feedback from investors on our executive compensation program, including through the say-on-pay vote; and • the recommendations of our CEO with respect to the compensation of our other NEOs. Say-on-pay vote In setting the form and amount of compensation for our NEOs, the compensation committee also considers the voting results from our most recent say-on-pay vote as well as specific input provided by stockholders throughout the year. At our 2025 annual stockholders’ meeting, a substantial majority of our stockholders expressed support for our executive compensation program, with 97% of the votes cast in favor of our NEOs’ compensation. Notwithstanding this support, the compensation committee determined to continue implementing changes to our executive compensation program in 2025 to further the pay and performance alignment as discussed in “Executive compensation program highlights” above. Competitive positioning The compensation committee reviews our compensation peer group at least annually and adjusts its composition as warranted, taking into account changes in our business and that of the companies in our peer group, as well as changes in our executives. For purposes of comparing our executive compensation against the competitive market and to inform compensation levels and practices, in August 2024 the compensation committee developed a peer group for 2025 compensation decision- making in consultation with its external compensation consultant. In developing the peer group, the compensation committee used the following primary criteria to identify companies with business and talent profiles similar to us: • U.S. publicly traded companies, mainly headquartered in the San Francisco Bay Area; • in internet and software-related industries; • with revenue generally between 0.33x to 6.0x Pinterest’s trailing 12-month revenue as of June 21, 2024, which was $3.2 billion and which we believe is appropriate based on our high market capitalization relative to revenue; and Executive compensation 44 Pinterest 2026 Proxy Statement

Executive compensation

- with market capitalization from 0.25x to 4.0x Pinterest's 30-trading day average market capitalization, which was $29.0 billion at the time.

For 2025, the compensation peer group consisted of the following companies:

Airbnb, Inc.*	Match Group, Inc.	Zoom Video Communications, Inc.
AppLovin Corporation*	Reddit, Inc.*	
Block, Inc.	Roblox Corporation	
Coinbase Global, Inc.	Roku, Inc.*	
DoorDash, Inc.	Shopify Inc.*	
eBay Inc.	Snap Inc.	
Electronic Arts Inc.	SoFi Technologies, Inc.	
Etsy, Inc.	Spotify Technology SA	
Expedia Group, Inc.	The Trade Desk, Inc.	
Maplebear Inc. (dba Instacart)*	Zillow Group, Inc.	

*Based on the factors described above, the companies marked with an asterisk were added to the peer group for 2025.

Arista Networks, Inc., Autodesk, Inc., Crowdstrike Holdings, Inc., DocuSign, Inc., Dropbox, Inc., Okta, Inc., Palo Alto Networks Inc., Splunk Inc., Tripadvisor, Inc., Twilio Inc., Uber Technologies, Inc., Workday, Inc., and Yelp Inc. were removed from the peer group to focus on peers that are more closely aligned with our financial criteria and have a consumer-facing, advertising revenue model.

The above compensation peer group for 2025 was approved by the compensation committee in August 2024, with input from the compensation committee's external compensation consultant.

As described above, the market data serves as a point of reference to aid in understanding the competitive market for executive positions in our industry and is one of many factors considered in the compensation committee's decision-making. The compensation committee does not specifically target compensation for our NEOs at a certain percentile of compensation data for other individuals with similar roles at the peer companies. In addition to publicly available compensation data, the committee may also review compensation survey data for the peer group and broader groups for supplemental, secondary reference.

Elements of our executive compensation program

Our executive compensation program consists of the following primary elements:

- base salary;
- short-term incentive compensation in the form of a performance-based cash award; and
- long-term incentive compensation in the form of equity awards.

In addition, our NEOs are eligible to participate in the standard benefit plans offered to our other employees and are eligible for post-employment compensation in certain situations as described below. We generally do not provide our NEOs with perquisites or other personal benefits and do not have any defined benefit pension, supplemental executive retirement or non-qualified deferred compensation plans. Our NEOs are eligible to participate in our 401(k) matching contributions program on the same basis as our other employees.

Base salaries

Consistent with our compensation philosophy and focus on long-term value creation, base salaries are not a major portion of the target total direct compensation for our NEOs. The compensation committee annually reviews the base salaries of our NEOs and makes adjustments when appropriate based on market data and other relevant factors. In 2023, the compensation committee determined a standard base salary amount for all NEOs.

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Executive compensation

For 2025, the base salaries for our NEOs were adjusted to $625,000 from $600,000 following the compensation committee's annual market review. The table below sets forth the base salaries for each of our NEOs as of December 31, 2025.

Named Executive Officer	Base Salary ($)
Bill Ready	625,000
Julia Brau Donnelly	625,000
Malik Ducard	625,000
Matthew Madrigal	625,000
Wanji Walcott	625,000

Short-term incentive compensation

In 2025, the compensation committee launched an annual bonus plan that provides variable cash incentives for our NEOs, connecting incentive compensation to key company financial metrics. At the start of the fiscal year, the compensation committee set the performance criteria and target levels for the 2025 bonus plan, determining the target annual incentive compensation opportunity for each participant as a percentage of their annual base salary. In establishing the target levels, the compensation committee generally considers the factors described above in the section titled "Compensation-setting process."

The table below shows the target annual cash bonus opportunity for each NEO for 2025:

Named Executive Officer	Target Bonus Opportunity as a Percentage of Base Salary	Target Bonus Value ($)
Bill Ready	100%	625,000
Julia Brau Donnelly	80%	500,000
Malik Ducard	80%	500,000
Matthew Madrigal	80%	500,000
Wanji Walcott	80%	500,000

Company performance measures

In February 2025, the compensation committee selected revenue and adjusted EBITDA (each weighted 50%) as the financial metrics for the 2025 bonus plan as they represent key performance measures they believed were necessary to drive the successful execution of our 2025 annual budget plan. For the purposes of the bonus plan, "adjusted EBITDA" is a non-GAAP measure defined as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance.

Funding methodology

The threshold, target and maximum performance goals for each metric and the final achievement at each performance level for 2025 are set forth below. The compensation committee established these goals relative to the company's 2025 operating plan and considered them to be challenging, with threshold performance levels set meaningfully above 2024 results for both metrics.

		Performance Levels [1]				
Company Performance Metric	Weighting	Threshold (75% Payout) ($) (in millions)	Target (100% Payout) ($) (in millions)	Maximum (150% Payout) ($) (in millions)	Actual Achievement ($) (in millions)	Final Payout %
Revenue	50%	$4,108	$4,190	$4,356	$4,222	110%
Adjusted EBITDA	50%	$1,168	$1,213	$1,303	$1,270	132%
Overall Payout						121%

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(1) The payout for performance between threshold, target and maximum is based on linear interpolation, with performance below the threshold level resulting in a 0% payout, and performance above the maximum level capped at 150%.

2025 bonus payouts

Based on these performance results, the final payout of the 2025 cash bonus plan for the NEOs is set forth below.

Named Executive Officer	Target Bonus Value ($)	Final Payout %	Bonus Payout ($)
Bill Ready	625,000	121%	756,250
Julia Brau Donnelly	500,000	121%	605,000
Malik Ducard	500,000	121%	605,000
Matthew Madrigal	500,000	121%	605,000
Wanji Walcott	500,000	121%	605,000

Long-term incentive compensation

Consistent with our compensation philosophy and focus on our long-term mission and value creation, the majority of our NEOs' target total direct compensation has historically been delivered in the form of RSUs, RSAs or stock options, generally vesting over two to four years and subject to continued service. In 2025, long-term equity awards were granted to our NEOs in the form of RSUs and Performance Stock Units (PSUs). In establishing the amount and terms of these awards, the compensation committee generally considers the factors described above in the section titled "Compensation-setting process." NEOs may receive larger awards upon hire or in connection with a promotion or significant change in responsibilities. In 2025, the NEOs received the long-term equity awards described below.

RSU awards

In April 2025, Mr. Ready, Ms. Donnelly, Mr. Ducard, Mr. Madrigal and Ms. Walcott received annual RSU awards after consideration of their past performance and expected future contributions as well as the total unrealized value of their outstanding equity awards relative to our compensation peer group data and the vesting terms of outstanding equity awards. Additionally, in December 2025, Ms. Donnelly, Mr. Ducard, Mr. Madrigal and Ms. Walcott received RSU awards intended to serve as interim bridge grants in connection with the transition from a two-year to a three-year vesting schedule for RSU grants. These awards also reflect our ongoing shift toward an equity mix that places greater emphasis on long-term, performance-based incentive compensation, as discussed under "Executive Compensation Program Highlights." The following is a description of such awards:

- Mr. Ready received an annual grant of 354,192 RSUs at a target value of $12 million with a grant date fair value of $9.3 million vesting over the third year following the grant in four equal quarterly installments in 2027, subject to his continued employment on each applicable vesting date.
- Ms. Donnelly received an annual grant of 261,954 RSUs at a target value of $8.9 million with a grant date fair value of $6.9 million vesting over the second year following the grant in four equal quarterly installments in 2026, subject to her continued employment on each applicable vesting date. Additionally, Ms. Donnelly received bridge grants of 245,863 RSUs at a target value of $7.5 million with a grant date fair value of $6.5 million vesting over the second year following the grant in four equal installments in 2027 and 32,541 RSUs at a target value of $993K with a grant date fair value of $854K vesting in three equal installments over the first three quarters of 2027. Vesting of both awards is subject to her continued employment on each applicable vesting date.
- Mr. Ducard received an annual grant of 175,768 RSUs at a target value of $6 million with a grant date fair value of $4.6 million vesting over the second year following the grant in four equal quarterly installments in 2026, subject to his continued employment on each applicable vesting date. Additionally, Mr. Ducard received bridge grants of 164,512 RSUs at a target value of $5 million with a grant date fair value of $4.3 million vesting over the second year following the grant in four equal installments in 2027 and 21,774 RSUs at a target value of $664K with a grant date fair value of $571K vesting in three equal installments over the first three quarters of 2027. Vesting of both awards is subject to his continued employment on each applicable vesting date.
- Mr. Madrigal received an annual grant of 92,237 RSUs at a target value of $3.1 million with a grant date fair value of $2.4 million vesting fully on December 20, 2026, subject to his continued employment on the vesting date. Additionally, Mr. Madrigal received bridge grants of 408,145 RSUs at a target value of $12.5 million with a grant date fair value of

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$10.7 million vesting over the second year following the grant in four equal installments in 2027 and 54,020 RSUs at a target value of $1.6 million with a grant date fair value of $1.4 million vesting in three equal installments over the first three quarters of 2027. Vesting of both awards is subject to his continued employment on each applicable vesting date. Lastly in December 2025, Mr. Madrigal received a grant of 158,145 RSUs at a target value of $4.8 million with a grant date fair value of $4.1 million vesting in four equal quarterly installments in 2026 to further align his total compensation with market competitiveness, in recognition of his contributions and performance.

- Ms. Walcott received an annual grant of 188,165 RSUs at a target value of $6.4 million with a grant date fair value of $4.9 million vesting over the second year following the grant in four equal quarterly installments in 2026, subject to her continued employment on each applicable vesting date. Additionally, Ms. Walcott received bridge grants of 176,213 RSUs at a target value of $5.4 million with a grant date fair value of $4.6 million vesting over the second year following the grant in four equal installments in 2027 and 23,323 RSUs at a target value of $712K with a grant date fair value of $612K vesting in three equal installments over the first three quarters of 2027. Vesting of both awards is subject to her continued employment on each applicable vesting date.

The target values reflect the intended value of the NEO's RSU awards at the time they were approved, while the grant date fair values reflect the accounting grant date fair value of the equity award on the date it is granted calculated in accordance with FASB ASC Topic 718.

PSU awards

In January 2025, Mr. Ready received a grant of 572,884 PSUs at a target value of $18 million with a grant date fair value of $28.6 million. The number of PSUs that can be earned will range from 0% to 200% of target based on the company's rTSR compared to the companies in the Nasdaq CTA Internet Index (the "Index") measured over a three-year performance period from January 1, 2025 through December 31, 2027, as certified by the compensation committee. Subject to certain exceptions, the vesting of the PSUs is subject to Mr. Ready's continued service with the company through the certification date following the performance period.

In December 2025, Ms. Donnelly, Mr. Ducard, Mr. Madrigal, and Ms. Walcott received PSU awards intended to serve as a bridge grant as we transition to an equity award mix that has more weighting on long-term performance-based incentive compensation, as discussed above under "Executive compensation program highlights".

- Ms. Donnelly received a grant of 43,388 PSUs at a target value of $1.3 million, with a grant date fair value of $1.5 million.
- Mr. Ducard received a grant of 29,032 PSUs at a target value of $886K, with a grant date fair value of $989K million.
- Mr. Madrigal received a grant of 72,026 PSUs at a target value of $2.2 million, with a grant date fair value of $2.5 million.
- Ms. Walcott received a grant of 31,097 PSUs at a target value of $949K, with a grant date fair value of $1.1 million.

The target values reflect the intended value of the NEO's PSU awards, while the grant date fair values reflect the probable outcome of the performance conditions as determined using the Monte Carlo simulation model in accordance with FASB ASC Topic 718 .

The number of bridge PSUs that can be earned will range from 0% to 200% of target based on the company's rTSR compared to the companies in the Index measured over a two-year performance period from January 1, 2026 through December 31, 2027, as certified by the compensation committee. Subject to certain exceptions, the vesting of the bridge PSUs is subject to Ms. Donnelly, Mr. Ducard, Mr. Madrigal, and Ms. Walcott's continued service with the company through the certification date following the performance period.

Following the end of the performance period, the number of PSUs earned will be equal to the target number of PSUs granted multiplied by the applicable percentage set forth in the following table:

Performance Level	rTSR Rank [1]	Payout [2]
Below Threshold	<25th Percentile	0%
Threshold	25th Percentile	50%
Target	50th Percentile	100%
Maximum	>=75th Percentile	200%

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(1) rTSR Rank is calculated based on the Company’s ranking within the Index based on its TSR as compared to the TSR of each company in the Index. (2) The payout for performance between threshold, target and maximum is based on linear interpolation, with performance below the threshold level resulting in a 0% payout. Benefits Generally available benefits Our NEOs are eligible to participate in the same employee benefits that are generally available to all our full-time employees, subject to the satisfaction of certain eligibility requirements. These benefits include medical and dental and vision insurance, life insurance, short- and long-term disability insurance and commuter benefits. Section 401(k) retirement savings plan In addition, we maintain a Section 401(k) retirement savings plan (the “401(k) plan”) that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis by deferring eligible compensation up to certain limits as set forth in the Internal Revenue Code. We make matching contributions to the 401(k) plan for all eligible employees. In addition, we have the ability to make discretionary cash contributions to the 401(k) plan, though we did not do so in 2025. Participants are immediately fully vested in both their own contributions and any company contributions. In structuring these benefit programs, we seek to provide an aggregate level of benefits that is comparable to those provided by similarly situated companies. Other retirement benefits We do not provide any non-qualified deferred compensation benefits and do not have any defined benefit pension or supplemental executive retirement plans. Perquisites and other personal benefits We do not view perquisites or other personal benefits as important to achieving our compensation objectives. Accordingly, we maintain a general benefits program for all employees and do not provide perquisites or other personal benefits to our executive officers except where we believe it is appropriate to achieve our compensation objectives and to assist our executive officers in the performance of their duties. During 2025, our NEOs did not receive any perquisites or other personal benefits, except for benefits that are generally available to all our employees. Post-employment compensation arrangements What we do We have entered into executive severance and change in control arrangements (“severance arrangements”) with each of our NEOs. The terms of the severance arrangements for each of our NEOs are the same, other than Mr. Ready, who has a separate severance and change in control agreement. The severance arrangements generally provide severance payments and partial vesting of equity if the NEO’s employment is terminated without cause (and, in the case of Mr. Ready’s agreement, if he resigns for good reason) as well as “double-trigger” change in control payments and full vesting of equity in the event that the NEO’s employment is terminated without cause or the executive resigns for good reason within a specified period before and after a change in control of the company. None of our NEOs have a right to a “gross-up” or other reimbursement payment for any tax liability as a result of the application of Sections 280G or 4999 of the Internal Revenue Code. Executive compensation Pinterest 2026 Proxy Statement 49

Why we do it We believe that having reasonable and competitive post-employment compensation arrangements is essential to attracting and retaining highly qualified executives as well as facilitating their transition from the company when appropriate. These severance arrangements are designed to provide reasonable compensation to executives who leave the company under certain circumstances to facilitate their transition to new employment. In addition, they are designed to align the interests of our NEOs and our stockholders in the event of a potential change in control of the company by helping our executives maintain focus on pursuing corporate transactions that are in the best interests of our stockholders regardless of whether those transactions may result in their own job loss. We seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing executive to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation. The compensation committee does not consider the specific amounts payable under these post-employment compensation arrangements when establishing the annual compensation of our NEOs. We believe, however, that these arrangements are an important component of competitive executive compensation packages. For a description of the terms of the Plan and the severance agreements, as well as an estimate of the potential payments payable under these arrangements, see “Potential payments upon termination or change in control” below. Other compensation policies and practices Employment arrangements We have entered into written employment letters with our CEO and each of our other executive officers. Each of these arrangements was approved by our board of directors and provides for “at will” employment (meaning that either we or the executive officer may terminate the employment relationship at any time with or without cause) and sets forth the initial compensation for the executive officer, including an initial base salary, participation in our employee benefit programs, an equity award recommendation, and, in some cases, sign-on bonuses and relocation assistance. Our executive officers are also eligible for severance in certain situations. These post-employment compensation terms are discussed in “Post-employment compensation arrangements” above. Stock ownership requirements We maintain a mandatory stock ownership program that applies to our CEO and his direct reports (including our NEOs). To ensure continued alignment of interests among our management, directors and stockholders, the ownership requirements are as follows: Covered Individual Position Required Stock Ownership Level Chief Executive Officer 6X annual base salary Other Executives 3X annual base salary Individuals must comply within five years of the later of (i) the individual first becoming subject to the policy (either upon commencement of employment with the company or due to a promotion) or (ii) the adoption of the policy. Individuals who are not in compliance after such compliance period must retain 50% of the “net profit shares” resulting from stock option exercises and/or vesting of other equity awards until they reach the applicable ownership requirement. Unvested or unearned equity awards and unexercised stock options are not counted as shares when determining the number of shares owned. Compensation recovery (“clawback”) policy We believe that it is important to foster and maintain a culture that emphasizes integrity and accountability. For this reason, we maintain a clawback policy that applies to our CEO and his direct reports (including our NEOs). The policy is designed to comply with the NYSE listing standards and SEC rules. Our policy provides that if the company is required to prepare an accounting restatement due to material noncompliance with any federal securities laws, the company must recover any incentive based compensation received by a current or former Section 16 officer (“covered executives”) that exceeds the amount that otherwise would have been received had the compensation been determined based on the Executive compensation 50 Pinterest 2026 Proxy Statement restated financial statements, computed on a pre-tax basis. Further, if a covered executive engages in conduct that constitutes “cause” as defined in the clawback policy that results in (i) a material error in the calculation of any performance-based measure used to determine any incentive compensation or (ii) material financial or reputational harm to the company, the compensation committee may require that such executive reimburse a portion of the covered compensation (including incentive-based cash compensation and both time-based and performance-based equity awards) they received during the three fiscal years immediately preceding the date on which the compensation committee becomes aware of the conduct constituting cause. Anti-hedging and pledging policies Under our insider trading policy, our employees, including our executive officers and our non-employee directors, are prohibited from the following transactions: entering into hedging or monetizing transactions or similar arrangements with respect to our securities, including collars, equity swaps, exchange funds and forward contracts; purchasing our securities on margin, borrowing against any account in which our securities are held or pledging our securities as collateral for a loan, unless approved in advance; short selling our securities; and engaging in any transaction in publicly traded options in our securities, including puts or calls or other derivative securities. Compensation risk considerations The compensation committee has reviewed our compensation policies and practices, in consultation with its external compensation consultant, to assess whether they encourage our employees to take inappropriate risks. After reviewing and assessing our compensation philosophy, policies, and practices, including the mix of fixed vs. variable and short-term vs. long-term compensation, overall pay and incentive structures, the risk mitigating features built into our programs, and the independent board oversight of our programs, the compensation committee has determined that any risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the company as a whole. Tax deductibility considerations Section 162(m) of the Internal Revenue Code generally disallows public companies to take a tax deduction for U.S. federal income tax purposes for compensation in excess of $1 million paid in a year to a “covered” employee. Once an individual has been determined to be a covered employee, the deduction limitation applies indefinitely. In approving the amount and form of compensation for our NEOs, the compensation committee considers all elements of the cost of providing such compensation, including the potential impact of Section 162(m) in the future. However, the compensation committee believes that our stockholders’ interests are best served by retaining flexibility to award compensation that may result in non-deductible compensation expense. Therefore, the compensation committee has the discretion to pay compensation that is not deductible by virtue of the deduction limit of Section 162(m). Accounting considerations In approving the amount and form of compensation for our NEOs, the compensation committee considers the impact of FASB ASC Topic 718, which requires us to measure and recognize the compensation expense for all share-based payment awards made to our employees and directors, including stock options as well as PSUs, RSUs and RSAs that may be settled for shares of our Class A and Class B common stock, based on the grant date fair value of these awards. Equity award grant practices Pinterest’s equity compensation programs do not currently include annual or periodic stock option awards, and during 2025, the Company did not grant such awards. During 2025, the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Executive compensation Pinterest 2026 Proxy Statement 51

Compensation committee report The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on their review and discussion, the compensation committee has recommended to the board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into the company’s 2025 annual report on Form 10-K. Members of the Compensation Committee Leslie Kilgore (chair) Chip Bergh Gokul Rajaram Kecia Steelman Andrea Wishom Executive compensation 52 Pinterest 2026 Proxy Statement

Executive compensation

Compensation tables

Summary compensation

The following table shows the compensation awarded or paid to, or earned by, our NEOs for 2025, 2024 and 2023, as applicable.

2025 Summary compensation table

Name and Principal Position	Year[(1)]	Salary ($)	Bonus ($)	Stock Awards ($)[(2)]	Non-Equity Incentive Plan Compensation ($)[(3)]	All Other Compensation ($)[(4)]	Total ($)
Bill Ready Chief Executive Officer	2025	620,833	—	37,928,927	756,250	6,000	39,312,010
	2024	600,000	—	17,537,031	—	6,000	18,143,031
	2023	516,667	—	—	—	6,000	522,667
Julia Brau Donnelly Chief Financial Officer	2025	620,833	—	15,653,735	605,000	23,148 [(5)]	16,902,716
	2024	600,000	—	3,882,975	—	1,009,395	5,492,370
	2023	320,455	1,000,000	14,995,592	—	211,420	16,527,467
Malik Ducard Chief Content Officer	2025	620,833	—	10,487,080	605,000	6,000	11,718,913
	2024	600,000	—	6,063,010	—	6,000	6,669,010
	2023	516,667	—	3,673,581	—	6,000	4,196,248
Matthew Madrigal Chief Technology Officer	2025	620,833	—	21,148,797	605,000	6,283 [(6)]	22,380,913
	2024	245,455	—	13,405,405	—	606	13,651,466
Wanji Walcott Chief Legal & Business Affairs Officer	2025	620,833	—	11,230,246	605,000	6,000	12,462,079
	2024	600,000	—	5,613,912	—	6,000	6,219,912
	2023	516,667	750,000	9,071,390	—	6,000	10,344,057

(1) Mr. Madrigal joined the company in 2024.

(2) Unless otherwise noted, reported amounts represent the aggregate grant date fair value of RSUs and PSUs granted during the years shown, as computed in accordance with FASB ASC Topic 718. See "Note 8 to the Consolidated Financial Statements" included in our 2025 annual report on Form 10-K filed with the SEC on February 12, 2026 for the assumptions used in calculating the grant date fair value. These amounts do not reflect the actual economic value that may be realized from such awards.

The aggregate grant date fair value of RSUs was as follows: Mr. Ready: $9,290,456; Ms. Donnelly: $14,176,374; Mr. Ducard: $9,498,540; Mr. Madrigal: $18,696,312; Ms. Walcott: $10,171,393.

The aggregate grant date fair value of PSUs assuming the probable outcome of the performance conditions was as follows: Mr. Ready: $28,638,471; Ms. Donnelly: $1,477,361; Mr. Ducard: $988,540; Mr. Madrigal: $2,452,485; Ms. Walcott: $1,058,853. The value of these awards assuming the maximum level of performance is achieved would be as follows: Mr. Ready: $57,276,942; Ms. Donnelly: $2,954,723; Mr. Ducard: $1,977,079; Mr. Madrigal: $4,904,971; Ms. Walcott: $2,117,706.

(3) Represents amounts earned under the 2025 annual bonus plan based on achievement of key company financial metrics.

(4) Represents matching 401(k) contributions unless otherwise noted.

(5) Represents reimbursement of relocation assistance expenses of $9,131 and a related tax gross-up of $8,017 incurred pursuant to Ms. Donnelly's employment agreement and matching 401(k) contributions of $6,000.

(6) Represents a tax gross-up on gift cards of $283 and matching 401(k) contributions of $6,000.

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Grants of plan-based awards

The following table shows certain information regarding grants of plan-based awards to our NEOs in 2025.

2025 Grants of plan-based awards table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Bill Ready		468,750	625,000	937,500					
	1/6/2025				286,442	572,884	1,145,768 [3]		28,638,471
	4/10/2025							354,192 [4]	9,290,456
Julia Brau Donnelly		375,000	500,000	750,000					
	4/10/2025							261,954 [5]	6,871,053
	12/18/2025				21,694	43,388	86,776 [6]		1,477,361
	12/18/2025							245,863 [7]	6,451,445
	12/18/2025							32,541 [8]	853,876
Malik Ducard		375,000	500,000	750,000					
	4/10/2025							175,768 [5]	4,610,395
	12/18/2025				14,516	29,032	58,064 [6]		988,540
	12/18/2025							164,512 [7]	4,316,795
	12/18/2025							21,774 [8]	571,350
Matthew Madrigal		375,000	500,000	750,000					
	4/10/2025							92,237 [9]	2,419,377
	12/18/2025				36,013	72,026	144,052 [6]		2,452,485
	12/18/2025							408,145 [7]	10,709,725
	12/18/2025							54,020 [8]	1,417,485
	12/18/2025							158,145 [10]	4,149,725
Wanji Walcott		375,000	500,000	750,000					
	4/10/2025							188,165 [5]	4,935,568
	12/18/2025				15,549	31,097	62,194 [6]		1,058,853
	12/18/2025							176,213 [7]	4,623,829
	12/18/2025							23,323 [8]	611,996

(1) Represents the short-term incentive that could be earned at the threshold, target and maximum levels of achievement as described in the "Compensation Discussion and Analysis — Short-term incentive compensation" above.

(2) Represents the PSUs that could be earned at the threshold, target and maximum levels of achievement as described in the "Compensation Discussion and Analysis — Long-term incentive compensation" above.

(3) These 2025 PSUs have a three-year performance period beginning January 1, 2025 and will vest on the date the company's performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2028, subject to continued service through the date of certification.

(4) These RSUs will vest in four equal installments on March 20, 2027, June 20, 2027, September 20, 2027 and December 20, 2027, subject to continued service through each vesting date.

(5) These RSUs will vest in four equal installments on March 20, 2026, June 20, 2026, September 20, 2026 and December 20, 2026, subject to continued service through each vesting date.

(6) These bridge PSUs have a two-year performance period beginning January 1, 2026 and will vest on the date the company's performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2028, subject to continued service through the date of certification.

(7) These bridge RSUs will vest in four equal installments on March 20, 2027, June 20, 2027, September 20, 2027 and December 20, 2027, subject to continued service through each vesting date.

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(8) These RSUs will vest in three equal installments on March 20, 2027, June 20, 2027 and September 20, 2027, subject to continued service through each vesting date.

(9) These RSUs will become fully vested on December 20, 2026, subject to continued service through the vesting date.

(10) These RSUs will vest in four equal installments on March 20, 2026, June 20, 2026, September 20, 2026 and December 20, 2026, subject to continued service through each vesting date.

Outstanding equity awards

The following table shows certain information with respect to the outstanding equity awards held by our NEOs as of December 31, 2025. The vesting schedule applicable to each outstanding equity award is described in the footnotes to the table. For information with respect to the vesting acceleration provisions applicable to the equity awards held by our NEOs, see "Potential Payments upon Termination or Change in Control" below.

Outstanding equity awards at fiscal 2025 year-end table

		Option Awards[1]				Stock Awards[1]			
		Number of Securities Underlying Unexercised Options				Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	
Name	Grant Date	Exercisable	Unexercisable	Exercise Price Per Share ($)	Expiration Date	Number	Market Value[2] ($)	Number	Market Value[2] ($)
Bill Ready	6/29/2022 (3)	6,949,452	1,603,720	19.96	6/29/2032				
	8/31/2022 (4)	—	—	—		175,234	4,536,808		
	11/19/2024 (5)	—	—	—		189,036	4,894,142		
	12/16/2024 (6)	—	—	—				286,442	7,415,983
	1/6/2025 (7)	—	—	—				572,884	14,831,967
	4/10/2025 (8)	—	—	—		354,192	9,170,031		
Julia Brau Donnelly	4/10/2025 (9)	—	—	—		261,954	6,781,989		
	12/18/2025 (10)	—	—	—				43,388	1,123,315
	12/18/2025 (11)	—	—	—		245,863	6,365,393		
	12/18/2025 (12)	—	—	—		32,541	842,486		
Malik Ducard	4/10/2025 (9)	—	—	—		175,768	4,550,634		
	12/18/2025 (10)	—	—	—				29,032	751,638
	12/18/2025 (11)	—	—	—		164,512	4,259,216		
	12/18/2025 (12)	—	—	—		21,774	563,729		
Matthew Madrigal	8/12/2024 (13)	—	—	—		162,495	4,206,996		
	4/10/2025 (14)	—	—	—		92,237	2,388,016		
	12/18/2025 (10)	—	—	—				72,026	1,864,753
	12/18/2025 (11)	—	—	—		408,145	10,566,874		
	12/18/2025 (12)	—	—	—		54,020	1,398,578		
	12/18/2025 (15)	—	—	—		158,145	4,094,374		
Wanji Walcott	4/10/2025 (9)	—	—	—		188,165	4,871,592		
	12/18/2025 (10)	—	—	—				31,097	805,101
	12/18/2025 (11)	—	—	—		176,213	4,562,155		
	12/18/2025 (12)	—	—	—		23,323	603,832		

(1) All of the outstanding equity awards reported in this table were granted under the 2019 Omnibus Incentive Plan. Options, RSUs and PSUs granted under the 2019 Omnibus Incentive Plan will be settled in shares of our Class A common stock and RSAs granted under the 2019 Omnibus Incentive Plan represent restricted shares of our Class A common stock.

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(2) Based on the closing price of our Class A common stock of 25.89 per share as of December 31, 2025, the last trading day of the year. (3) The award provides that the service-based vesting condition will be satisfied for 6.25% of the total number of shares underlying the stock option on October 20, 2022, and at the end of each three-month period thereafter ending on July 20, 2026. (4) Mr. Ready was required to purchase shares of Class A common stock from the open market in an aggregate amount of $5 million (“Investment Shares”) in order to receive his RSA award. The RSAs will vest in 16 equal installments beginning October 20, 2022, and at the end of each three-month period thereafter ending on July 20, 2026, subject to continued service and continued holding of the Investment Shares through each vesting date. (5) These RSUs will vest in two equal installments on September 20, 2026 and December 20, 2026, subject to continued service through each vesting date. (6) Represents the number of bridge PSUs at the target level of performance. The award will vest on the date the company’s performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2027, subject to continued service and performance through the date of certification. (7) Represents the number of PSUs at the target level of performance. The award will vest on the date the company’s performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2028, subject to continued service and performance through the date of certification. (8) These RSUs will vest in four equal installments on March 20, 2027, June 20, 2027, September 20, 2027 and December 20, 2027, subject to continued service through each vesting date. (9) These RSUs will vest in four equal installments on March 20, 2026, June 20, 2026, September 20, 2026 and December 20, 2026, subject to continued service through each vesting date. (10) Represents the number of bridge PSUs at the target level of performance. The award will vest on the date the company’s performance relative to the performance conditions is certified by the compensation committee, which will be no later than February 14, 2028, subject to continued service and performance through the date of certification. (11) These bridge RSUs will vest in four equal installments on March 20, 2027, June 20, 2027, September 20, 2027 and December 20, 2027, subject to continued service through each vesting date. (12) These RSUs will vest in three equal installments on March 20, 2027, June 20, 2027 and September 20, 2027, subject to continued service through each vesting date. (13) These RSUs vest as follows: 12.5% of the total number of shares subject to the award (originally 457,391 shares) vested on each of September 20, 2024 and November 20, 2024; 11.8% vest on each of February 20, 2025 and May 20, 2025; 7.9% vest on each of August 20, 2025 and November 20, 2025; and 11.8% vest on each of February 20, 2026, May 20, 2026, and August 20, 2026, subject to continued service through each vesting date. (14) These RSUs will become fully vested on December 20, 2026, subject to continued service through the vesting date. (15) These RSUs will vest in four equal installments on March 20, 2026, June 20, 2026, September 20, 2026 and December 20, 2026, subject to continued service through each vesting date. Option exercises and stock vested The following table shows information regarding the number and value of shares of common stock acquired during 2025 by our NEOs from the vesting of RSUs and RSAs. There were no stock options exercised during fiscal 2025. 2025 Option exercises and stock vested table Stock Award Name Shares Acquired (#) Value Realized ($)(1) Bill Ready 256,917 8,208,728 Julia Brau Donnelly 250,497 8,109,509 Malik Ducard 183,635 5,949,642 Matthew Madrigal 187,184 6,312,529 Wanji Walcott 170,434 5,528,767 (1) The value realized on vesting is based on the closing price of our Class A common stock on the vesting date, or if such date was not a trading day, on the immediately preceding trading day. Executive compensation 56 Pinterest 2026 Proxy Statement

Potential payments upon termination or change in control We have entered into severance arrangements with each of our NEOs. The terms of the severance arrangements for each of our NEOs are the same, other than Mr. Ready, who has a separate severance and change in control agreement. The payments and benefits under these arrangements are described in more detail and quantified below. All of the payments and benefits provided under these arrangements are subject to the NEO’s execution of a separation and release agreement acceptable to us and continued adherence to the terms of a confidential information and invention assignment agreement with the company. In addition to the above, the 2019 Omnibus Incentive Plan provides that in the event of termination upon death or disability, any employee who holds stock options or their beneficiary (in the event of death) may exercise any outstanding vested stock options at any time as follows: (i) in the event of disability, during six months following termination; and (ii) in the event of death, during 12 months following death or if earlier, termination. Certain terminations not involving a change in control In the event of a termination of employment without “cause” that is not in connection with a “change in control” of the company, the NEOs would receive a lump sum cash payment equal to a maximum of 24 months of base salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months). Mr. Ready would also be eligible to receive such severance payments and benefits upon his resignation for “good reason” (as such term is defined in Mr. Ready’s agreement) not in connection with a change in control. In the event of a termination of employment due to death or disability, the treatment of unvested equity will depend upon the timing of the grant. For RSAs and RSUs granted prior to February 26, 2025, NEOs forfeit all unvested RSAs and RSUs. For RSUs granted after February 26, 2025, in the case of termination due to permanent disability, 12 months of the NEO’s unvested equity will be accelerated, and in the case of termination for severe disability or death, all unvested equity will be accelerated. PSUs (other than Mr. Ready’s 2024 bridge PSU award and his 2025 PSU award, which vest at target upon death and are forfeited upon disability), vest at the target level in the event of termination of employment due to death or severe disability and vest at target level in the event of termination of employment due to permanent disability only if the PSU award would have otherwise vested over the course of the 12 months following termination. Additionally, upon such a termination of employment without “cause” (as such term is defined in the NEO’s severance agreement), each NEO will vest in the portion of each outstanding equity award that would otherwise have vested during the 24-month period following such termination (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months) except for the NEO’s PSU awards, for which vesting will be equal to the target number of PSUs multiplied by the number of days elapsed between the beginning of the performance period and the termination date, divided by the number of days in the performance period, and multiplied by the actual performance level achieved through the end of the performance period as certified by the compensation committee. Involuntary termination involving a change in control In the event of a termination of employment without cause or a resignation for “good reason”, in each case, on or within 12 months following a “change in control” of the company, the NEOs would receive a lump sum cash payment equal to a maximum of 24 months of base salary and 24 months of health benefits continuation (which period is reduced by one month for each month of service with us up to a maximum reduction of 12 months). To the extent that any such termination of service occurs within 90 days prior to, or 12 months following a “change in control” of the company (as such term is defined in the applicable NEO’s severance agreement), each NEO will: • fully vest in all outstanding equity awards (at the greater of target or actual performance achieved through the date of the change in control, in the case of PSU awards; provided that NEO PSU awards do not vest if termination occurs within 90 days prior to a “change in control”); and • receive a lump sump payment equal to 24 months of health benefits continuation costs (which period is reduced by one month for each month of service up to a maximum reduction of 12 months). Separately, in the event that an NEO’s equity awards are not assumed, substituted or otherwise continued or replaced with similar equity awards upon a change in control of the company, such awards will vest in full regardless of whether the NEO terminates employment. Executive compensation Pinterest 2026 Proxy Statement 57

Executive compensation

These payments and acceleration of vesting are subject to a "best net after-tax" provision to reduce the amounts paid in the event that they would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Internal Revenue Code.

Estimated payments as of December 31, 2025

The following table presents the estimated payments that each of our NEOs would have been entitled to receive under their severance agreement assuming that a termination of employment and, where applicable, a change in control of the company had occurred as of December 31, 2025, and based on the closing price per share of our Class A common stock on the last trading day of the year of $25.89. Amounts actually received if any of the NEOs cease to be employed will vary based on factors such as the timing during the year of any such event, the company's stock price, and any changes to our benefit arrangements and policies. Amounts shown do not include: (i) benefits earned during the term of the NEO's employment that are available to all benefit-eligible salaried employees; and (ii) the value of vested equity awards that the NEO is entitled to regardless of whether employment is terminated.

2025 Potential termination payments table

Name	Benefit	Termination Without Cause [1] ($)	Termination Without Cause or for Good Reason in connection with Change in Control ($)	Death or Severe Disability[2] ($)	Permanent Disability ($)
Bill Ready	Lump sum severance payment[3]	662,835	662,835	—	—
	Short-term incentive[4]	625,000	756,250	625,000	625,000
	Value of accelerated equity awards[5]	27,592,991	50,358,991	31,417,981	—
	Total	28,880,826	51,778,076	32,042,981	625,000
Julia Brau Donnelly	Lump sum severance payment[3]	621,340	621,340	—	—
	Short-term incentive[4]	500,000	605,000	500,000	500,000
	Value of accelerated equity awards[5]	6,781,989	15,113,184	15,113,184	6,781,989
	Total	7,903,329	16,339,524	15,613,184	7,281,989
Malik Ducard	Lump sum severance payment[3]	662,835	662,835	—	—
	Short-term incentive[4]	500,000	605,000	500,000	500,000
	Value of accelerated equity awards[5]	4,550,634	10,125,217	10,125,217	4,550,634
	Total	5,713,469	11,393,052	10,625,217	5,050,634
Matthew Madrigal	Lump sum severance payment[3]	662,835	662,835	—	—
	Short-term incentive[4]	500,000	605,000	500,000	500,000
	Value of accelerated equity awards[5]	10,689,386	24,519,591	20,312,595	6,482,390
	Total	11,852,221	25,787,426	20,812,595	6,982,390
Wanji Walcott	Lump sum severance payment[3]	662,835	662,835	—	—
	Short-term incentive[4]	500,000	605,000	500,000	500,000
	Value of accelerated equity awards[5]	4,871,592	10,842,680	10,842,680	4,871,592
	Total	6,034,427	12,110,515	11,342,680	5,371,592

(1) For Mr. Ready, this column also includes termination for "good reason" as defined in his severance agreement.

(2) All unvested RSUs, RSAs, and options granted prior to February 26, 2025 are forfeited upon an NEO's termination due to death or severe disability. All unvested RSUs, RSAs, and options granted on or after February 26, 2025 will fully vest in the event of termination due to death or severe disability. The 2025 bridge PSUs will vest at the target level in the event of termination due to death or severe disability. For Mr. Ready, the 2024 bridge PSUs and 2025 annual PSUs will vest at the target level in the event of his termination due to death and will be forfeited in the event of his termination due to disability. Mr. Ready's vested stock options may be exercised

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within 30 days of termination except in the event of death, in which case such vested stock options may be exercised within 12 months of termination, or disability, in which case such vested stock options may be exercised within 6 months of termination. (3) Reported amounts are based on the base salary of each NEO as of December 31, 2025 and include the estimated cost of health insurance continuation coverage (paid in lump sum if the NEO elects such coverage) over a severance period of 12 months for Messrs. Ready, Madrigal and Ducard and Mses. Donnelly and Walcott, each pursuant to their severance agreement. (4) Reported amounts are based on target level of performance (i) in the event of a termination of employment without cause; (ii) in the event of termination due to death or severe disability; and (iii) in the event of termination due to permanent disability. The value set forth in the event of a double trigger termination of employment is based on achievement of performance metrics for fiscal year 2025: Revenue at 110% of target, Adjusted EBITDA at 132% of target, with a blended performance achievement of 121% as described in the “Compensation Discussion and Analysis — Short-term incentive compensation” above. (5) Reported amounts are based on (i) in the event of a termination of employment without cause, (a) the number of unvested RSUs, RSAs, and stock options scheduled to vest within the following 12 months and (b) the number of unvested PSUs equal to the number of days elapsed between the beginning of the performance period and the termination date divided by the total number of days in the performance period (1,095 days for Mr. Ready’s 2025 PSUs and 730 days for bridge PSUs held by other named executive officers), multiplied by the actual performance achieved, which as of December 31, 2025 is estimated at the target level; (ii) in the event of a “double trigger” termination of employment, (a) the total number of unvested RSUs, RSAs, 2025 PSUs, and bridge PSUs as of the end of the last fiscal year and (b) the total number of unvested stock options as of the end of the last fiscal year. The value set forth in the event of a double trigger termination of employment is the same value that would apply in the event of a change in control of the company where the awards are not assumed or substituted, except for PSUs, which would vest in an amount equal to the greater of the target performance level or actual level of achievement on the date of the change in control, which we’ve included at target level in this column; (iii) in the event of death or severe disability, (a) the total number of unvested RSUs, RSAs and stock options as of the end of the last fiscal year and (b) the total number of unvested 2025 PSUs and bridge PSUs as of the end of the last fiscal year vest at the target level; and (iv) in the event of permanent disability, (a) the number of unvested RSUs, RSAs, and stock options scheduled to vest within the following 12 months and (b) the number of unvested bridge PSUs held by Messrs. Madrigal and Ducard and Mses. Donnelly and Walcott equal to the number of days elapsed between the beginning of the performance period and the termination date divided by 730 days, multiplied by the actual performance achieved, which as of December 31, 2025 is estimated at the target level. Mr. Ready’s PSUs would be forfeited in the event of termination due to severe or permanent disability. All equity awards are multiplied by $25.89, the closing price per share of our Class A common stock on the last trading day of the year. Stock options are valued as $25.89 multiplied by the total number of unvested stock options, minus the exercise price of the award. CEO pay ratio Pursuant to Item 402(u) of Regulation S-K under the Securities Act and Section 953(b) of the Dodd-Frank Act, presented below is the ratio of the annual total compensation of Mr. Ready to the median of the annual total compensation of all our employees (excluding the CEO) for the year ended December 31, 2025. Chief Executive Officer annual total compensation 39,312,010 Median Employee annual total compensation 311,466 Ratio of Chief Executive Officer to Median Employee annual total compensation 126.2 to 1 This ratio is a reasonable estimate calculated in a manner consistent with SEC rules. For the year ended December 31, 2025, we used the same median employee as we did for 2024 in our CEO pay ratio calculation because there were no changes in our employee population or employee compensation arrangement in 2025 that we reasonably believe would result in a significant change to our pay ratio disclosures. To identify the median employee, we analyzed the compensation of all of our employees, excluding our CEO, whether employed on a full-time, part-time, temporary or seasonal basis as of December 31, 2024. We did not include any contractors or other non-employee workers in our employee population. To identify the median employee, we used a consistently applied compensation measure consisting of the sum of base salary rate, actual bonus and commission and the grant date fair value of equity awards granted during the 12-month period from January 1, 2024 through December 31, 2024, for all applicable employees as described above. In the case of non-U.S. employees, payments not made in U.S. dollars were converted to U.S. dollars using the average applicable currency exchange rates for the month of December 2024. Using the methodology described above, the median employee we identified is a full-time employee based in the United States. We calculated the annual total compensation for the median employee using the same methodology used to report the annual total compensation of our NEOs in the “2025 Summary compensation table.” Executive compensation Pinterest 2026 Proxy Statement 59

Executive compensation

Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, our pay ratio may not be comparable to the pay ratio reported by other companies.

Pay versus performance

As discussed in the Compensation Discussion and Analysis above, the compensation committee generally takes into consideration the company's financial and operating performance while determining the individual executive officer's performance to align our executive officers' pay with company performance. In addition, in 2025, we used adjusted EBITDA and revenue as the performance metrics for our annual cash bonus plan and rTSR as the performance metric for the CEO's three-year PSUs granted in early 2025 and for the bridge PSUs granted to our other NEOs. In 2026, we continued using adjusted EBITDA and revenue as the performance metrics for our annual cash bonus plan and rTSR as the performance metric for the three-year PSUs granted to our NEOs.

As required by Item 402(v) of Regulation S-K under the Securities Act, we are providing the following information about the relationship between executive compensation actually paid to our NEOs and certain financial performance of the company.

In this section first principal executive officer ("PEO") refers to Benjamin Silbermann, our former CEO, and second PEO refers to Bill Ready, our current CEO.

Pay-versus-performance

							Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for First PEO ($)[1]	Summary Compensation Table Total for Second PEO ($)[1]	Compensation Actually Paid to First PEO ($)	Compensation Actually Paid to Second PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1][3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2][3]	Total Stock holder Return ($)[4]	Peer Group Total Stock holder Return ($)[4]	Net Income (Loss) ($) (in thousands)[5]	Company Selected Measure: Revenue ($) (in thousands)[6]
2025	—	39,312,010	—	22,037,070	15,866,156	16,323,245	39	120	416,855	4,221,767
2024	—	18,143,031	—	(24,338,934)	7,473,706	5,972,582	44	104	1,862,106	3,646,166
2023	—	522,667	—	74,249,630	11,333,745	13,760,300	56	80	(35,610)	3,055,071
2022	202,028	122,651,735	(13,866,816)	153,878,150	411,737	(11,364,015)	37	50	(96,047)	2,802,574
2021	199,100	—	(32,587,745)	—	11,394,930	(25,236,449)	55	95	316,438	2,578,027

(1) The dollar amounts reported represent (i) the total compensation reported in our Summary Compensation Table above for our first PEO and second PEO and (ii) the average total compensation paid of our non-PEO NEOs for the covered fiscal years. For the years reported in the table, Mr. Silbermann was our first PEO from January 2020 to July 2022, and Mr. Ready was our second PEO from July 2022 to December 2025.

(2) The dollar amounts reported represent the amount of "compensation actually paid" ("CAP"), as computed in accordance with SEC rules. The dollar amounts do not reflect the actual amounts of compensation earned by or paid during the applicable year. In accordance with SEC rules, for the year shown, the following adjustments were made to total compensation reported in our Summary Compensation Table to determine the compensation actually paid for our second PEO and the average total compensation paid of our non-PEO NEOs:

Year	Reported Summary Compensation Table Total for Second PEO ($)	Reported Value of Equity Awards ($)[a]	Equity Award Adjustments ($)[b]	Compensation Actually Paid to Second PEO ($)
2025	39,312,010	37,928,927	20,653,987	22,037,070

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Average Reported Value of Equity Awards ($)[a]	Average Equity Award Adjustments ($)[b]	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	15,866,156	14,629,965	15,087,054	16,323,245

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Executive compensation

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" columns in the Summary Compensation Table for the covered fiscal year.

(b) Equity award adjustments for each covered fiscal year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the covered fiscal year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The fair value of stock options was calculated using the Black-Scholes option-pricing model using updated assumptions as of each measurement date. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. See "Note 8 to the Consolidated Financial Statements" included in our 2025 annual report on Form 10-K filed with the SEC on February 12, 2026 for the assumptions used in calculating the grant date fair value. The amounts deducted or added in calculating the equity award adjustments are as follows:

Second PEO

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2025	26,717,468	(10,978,736)	—	4,915,255	—	—	20,653,987

Average Non-PEO NEOs

Year	Year End Fair Value of Equity Awards Granted in the Year and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value ($)	Total Equity Award Adjustments ($)
2025	14,478,470	(126,340)	—	734,924	—	—	15,087,054

(3) The non-PEO NEOs represent the following individuals for each of the fiscal years shown:

Year	Non-PEO NEOs
2025	Julia Brau Donnelly, Malik Ducard, Matthew Madrigal, Wanji Walcott
2024	Julia Brau Donnelly, Matthew Madrigal, Wanji Walcott, Malik Ducard, Sabrina Ellis
2023	Julia Brau Donnelly, Todd Morgenfeld, Malik Ducard, Sabrina Ellis, Wanji Walcott
2022	Todd Morgenfeld, Christine Flores, Naveen Gavini, Wanji Walcott
2021	Evan Sharp, Todd Morgenfeld, Christine Flores, Naveen Gavini

(4) The company and peer group total stockholder return ("TSR") assumed an initial investment of $100 on December 31, 2020. The peer group TSR is based on the Nasdaq CTA Internet Index (QNET Index), which is the industry index used in our Annual Report pursuant to item 201(e) of Regulation S-K for the year ended December 31, 2025, and also serves as the performance benchmark for some of our executive compensation.

(5) The dollar amounts reported represent net income (loss) in our "Notes to consolidated financial statements" included in our annual report on Form 10-K for the applicable year.

(6) The dollar amounts reported represent revenue in our "Notes to consolidated financial statements" included in our annual report on Form 10-K for the applicable year.

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Tabular list of performance measures The following table sets forth the financial performance measures that we use to link compensation actually paid to our NEOs to the company’s performance, as further described above in “Compensation discussion and analysis”. Most Important Financial Performance Measures Revenue Adjusted EBITDA(1) Relative TSR (1) Adjusted EBITDA is a non-GAAP financial measure. See Appendix A for more information. Relationship between compensation actually paid and performance measures The following charts set forth the relationship between CAP to our PEOs and the average CAP to our other NEOs to (i) the company’s cumulative TSR and peer group TSR, (ii) net income, and (iii) revenue, each over the five most recently completed fiscal years. Compensation actually paid versus company TSR Executive compensation 62 Pinterest 2026 Proxy Statement

Compensation actually paid versus company net income Compensation actually paid versus company revenue Executive compensation Pinterest 2026 Proxy Statement 63

Executive compensation

Equity compensation plan information

The following table provides information as of December 31, 2025, with respect to the shares of our common stock that may be issued under our 2019 Omnibus Incentive Plan.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Plans approved by security holders[1]	47,672,428 [2]	19.96 [3]	186,410,561 [4]
Plans not approved by security holders	—	—	—

[1] The 2019 Omnibus Incentive Plan provides that the number of shares reserved and available for issuance under the 2019 Omnibus Incentive Plan will automatically increase on each January 1, commencing on January 1, 2020 through and including January 1, 2029, in an amount equal to 5% of the total number of shares of Class A and Class B common stock outstanding on the immediately preceding December 31.

[2] Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. Each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our certificate of incorporation. Upon the death or permanent incapacity of each holder of Class B common stock who is a natural person, the Class B common stock held by that person or his or her permitted estate planning entities will convert automatically into Class A common stock. However, shares of Class B common stock held by Benjamin Silbermann or his permitted estate planning entities or other permitted transferees will not convert automatically into Class A common stock until a time that is between 90 and 540 days after his death or permanent incapacity, as determined by the board. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) April 23, 2026, the seven-year anniversary of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO; and (ii) a date that is between 90 and 540 days, as determined by the board, after the death or permanent incapacity of Mr. Silbermann. Includes 37,859,546 shares of Class A common stock issuable upon vesting of RSUs, 1,084,476 shares of Class A common stock issuable upon vesting of PSUs and 175,234 shares of Class A common stock issuable upon vesting of RSAs, each awarded under our 2019 Omnibus Incentive Plan, as well as 8,553,172 shares of Class A common stock issuable upon exercise of outstanding options granted under our 2019 Omnibus Incentive Plan.

[3] Excludes RSAs, RSUs and PSUs as they have no exercise price.

[4] Reflects shares available for future issuance under the 2019 Omnibus Incentive Plan (excluding shares underlying outstanding awards).

64

Pinterest 2026 Proxy Statement

Audit matters Proposal 4 Ratification of selection of independent auditor The audit committee has sole responsibility for the appointment, compensation and oversight of our independent registered public accounting firm. At the annual meeting, you are being asked to ratify the audit committee’s selection of Ernst & Young LLP (“EY”) to serve as our independent auditor for the year ending December 31, 2026. EY has served as our independent auditor since 2013. The audit committee believes that the continued retention of EY as our independent auditor is in the best interests of Pinterest and its stockholders. Representatives of EY are expected to be present at the annual meeting. They will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate stockholder questions. The board, upon recommendation of the audit committee, is submitting the selection of EY to stockholders for ratification as a matter of good corporate governance. If stockholders do not ratify the selection of EY, the audit committee will review its future selection of our independent auditor in light of that result. Even if the selection is ratified, the audit committee may, in its discretion, appoint a new independent auditor at any time during the year if it determines that such a change would be in the best interests of the company and its stockholders. The board recommends a vote FOR the ratification of Ernst & Young LLP Principal accountant fees and services The following table represents aggregate fees for EY services for the years ended December 31, 2025 and 2024 (in thousands): 2025 2024 Audit fees(1) 5,918 5,785 Audit-related fees(2) — — Tax fees(3) 1,102 1,126 All other fees(4) 1,615 1,389 Total fees 8,635 8,300 (1) Consist of fees for services rendered in connection with the annual audit of our consolidated financial statements and audit of internal control over financial reporting, reviews of our quarterly condensed consolidated financial statements, services provided in connection with statutory and regulatory filings, and consultations on accounting matters directly related to the audit. Audit fees for the year ended December 2024 have been updated to reflect additional amounts invoiced after the 2025 proxy statement for the 2024 statutory filings. (2) There were no audit-related fees for the years ended December 31, 2025 and 2024.  (3) Consist of fees for services rendered for tax compliance, tax advice and tax planning.  (4) Consist of fees for services rendered in connection with the Digital Services Act and business metrics. Pinterest 2026 Proxy Statement 65

Pre-approval policies and procedures It is the policy of the audit committee to pre-approve, typically near the beginning of each fiscal year, all audit and permissible non-audit services to be provided by the independent auditor during that fiscal year. The audit committee also may pre-approve particular services during the fiscal year on a case-by-case basis. The audit committee has delegated to the chair of the audit committee the authority to pre-approve such specific services on a case-by-case basis for which the aggregated estimated fees do not exceed $200,000. The audit committee or its chair, as applicable, considers whether the provision of any non-audit services is compatible with maintaining the independence of our independent auditor and solicits the input of management and the independent auditor on this issue. The audit committee pre-approved all of the services reported in the table above, pursuant to the policies and procedures described above, and the audit committee determined that all non-audit services provided to the company by EY were compatible with the maintenance of EY’s independence in the conduct of its auditing functions. Audit committee report The audit committee has reviewed and discussed with management the audited financial statements for the fiscal year ended December 31, 2025. The audit committee has discussed with EY, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC. The audit committee has also received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the firm’s communications with the audit committee concerning independence and has discussed with EY the firm’s independence. Based on the foregoing, the audit committee has recommended to the board that the audited financial statements be included in our 2025 annual report on Form 10-K. Members of the Audit Committee  Scott Schenkel (chair) Emily Reuter Fredric Reynolds Salaam Coleman Smith Marc Steinberg Audit matters 66 Pinterest 2026 Proxy Statement

Security ownership of certain beneficial owners and management The following table sets forth certain information regarding the beneficial ownership of our Class A common stock and Class B common stock as of the record date, by: (i) each director and nominee for director; (ii) each NEO; (iii) all current executive officers and directors as a group; and (iv) each person or group known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock. We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote (or direct the voting) or to dispose (or direct the disposition) of such securities or has the right to acquire these powers within 60 days. Unless otherwise indicated, and subject to community property laws where applicable, based on the information available to us, the company believes that each of the stockholders named in the table has sole voting and investment power over the reported shares. Unless otherwise indicated, the address for each stockholder is c/o Pinterest at the company’s address set forth on page 70 of this Proxy Statement. Applicable percentages are based on 496,121,510 shares of Class A common stock and 79,679,925 shares of Class B common stock outstanding as of the record date, adjusted as required by SEC rules. We have deemed shares of our Class A common stock and of our Class B common stock subject to stock options that are currently exercisable or exercisable within 60 days of the record date, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person only. We have deemed shares of our Class A common stock and of our Class B common stock subject to RSUs that are expected to become vested within 60 days of the record date, to be outstanding and to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person only. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis, such that each holder of Class B common stock beneficially owns an equivalent number of shares of Class A common stock. Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, voting together as a single class, with each share of our Class A common stock entitled to one vote per share and each share of our Class B common stock entitled to 20 votes per share. The holders of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may be otherwise required by law or our certificate of incorporation. Pinterest 2026 Proxy Statement 67

Security ownership of certain beneficial owners and management

The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name of Beneficial Owner	Class A Common Stock Shares	Class A Common Stock % of Class	Class B Common Stock Shares	Class B Common Stock % of Class	% of Total Voting Power
Named Executive Officers and Directors					
Benjamin Silbermann[(1)]	8,414	*	36,911,603	46.32	35.33
Bill Ready[(2)]	8,719,450	1.73	—	—	*
Chip Bergh[(3)]	20,940	*	—	—	—
Julia Brau Donnelly	29,548	*	—	—	—
Malik Ducard	350,666	*	—	—	*
Wanji Walcott	119,569	*	—	—	*
Leslie Kilgore[(4)]	78,898	*	6,838	*	*
Matthew Madrigal[(6)]	246,084	*	—	—	—
Gokul Rajaram[(7)]	33,507	*	—	—	*
Emily Reuter	—	—	—	—	—
Fredric Reynolds[(5)]	105,223	*	100,000	*	*
Scott Schenkel[(5)]	25,059	*	—	—	—
Salaam Coleman Smith[(5)]	48,897	*	—	—	*
Kecia Steelman	—	—	—	—	—
Marc Steinberg[(5)]	41,547	*	—	—	*
Andrea Wishom[(5)]	53,586	*	—	—	*
All directors and executive officers as a group[(8)]	9,591,705	1.90	37,018,441	46.46	35.75
Other 5% Stockholders					
Paul Sciarra[(9)]	—	—	32,589,537	40.90	31.19
BlackRock, Inc.[(10)]	59,584,440	12.01	—	—	2.85
The Vanguard Group[(11)]	60,147,395	12.12	—	—	2.88

* Represents beneficial ownership or voting power of less than one percent

(1) Includes (i) 8,414 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026 and (ii) shares of Class B common stock held by Benjamin W. Silbermann and Divya Silbermann, as trustees of the Benjamin and Divya Silbermann Family Trust (the "Trust"). Mr. and Ms. Silbermann have sole voting and dispositive power over the shares held by the Trust and may therefore be deemed to beneficially own such shares. Does not include 8,762,530 shares of Class B common stock held by an LLC that is owned by a trust, the beneficiaries of which include certain of Mr. Silbermann's immediate family members. Mr. Silbermann does not have dispositive power or voting power over the shares held by the LLC and, as a result, he is deemed not to be a beneficial owner of the shares held by the LLC and such shares are not included in the table.

(2) Includes (i) 7,484,023 shares of Class A common stock issuable upon exercise of outstanding stock options (ii) 534,573 shares of Class A common stock issuable upon exercise of outstanding stock options that will vest within 60 days of March 27, 2026 and (iii) 58,411 shares of restricted Class A common stock that will vest within 60 days of March 27, 2026.

(3) Includes 11,540 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026.

(4) Includes (i) 36,786 shares of Class A common stock held by the JLK Family Legacy Trust, of which Ms. Kilgore is a trustee and (ii) 8,414 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026.

(5) Includes 8,414 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026.

(6) Includes 54,164 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026.

(7) Includes (i) 3,957 shares of Class A common stock held by Gokul Rajaram & Tamara Lucero-Rajaram Trustees Rajaram Family Revocable Trust, of which Mr. Rajaram is a Trustee and (ii) 8,414 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026.

(8) Includes of (i) 7,484,023 shares of Class A common stock issuable upon exercise of outstanding stock options; (ii) 534,573 shares of Class A common stock issuable to our NEOs and directors upon the exercise of outstanding stock options that will vest within 60 days of March 27, 2026; (iii) 58,411 shares of Class A common stock issuable in connection with RSUs that will vest within 60 days of March 27, 2026; and (iv) 60,983 shares of Class A common stock owned Claude Brown. Excludes Malik Ducard's share ownership figures.

68 Pinterest 2026 Proxy Statement

(9) Based on information provided to us by Paul Sciarra, includes (i) 24,774,061 shares of Class B Common Stock of the Issuer held by the Sciarra Management Trust, of which Paul Cahill Sciarra is trustee and, in his capacity as trustee, has voting, investment and dispositive power over the shares held by the trust; and (ii) 7,815,476 shares of Class B Common Stock held by the PCS Remainder LLC, a limited liability company the sole member of which is PCS Remainder Trust. Mr. Sciarra, in his capacity as the protector of the PCS Remainder Trust, has the authority to remove and replace the trustee of this trust and as such may be deemed to have voting, investment and dispositive power over the shares held by this trust through the LLC. The address for U.S. Trust Company of Delaware, as agent for Sciarra Management Trust is 2951 Centerville Road, Suite 200, Wilmington, DE 19808. The address for the PCS Remainder LLC is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. (10) Based on the Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 8, 2026 reporting ownership of 59,584,440 shares of Class A common stock as of December 31, 2025, with sole voting power with respect to 54,976,155 shares and sole dispositive power with respect to 59,584,440 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York, 10001 (11) Based on the Schedule 13G/A filed with the SEC by The Vanguard Group on December 6, 2024 reporting ownership of 60,147,395 shares of Class A common stock as of November 29, 2024 with shared voting power with respect to 464,571 shares, sole dispositive power with respect to 58,650,278 shares and shared dispositive power with respect to 1,497,117 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. The Vanguard Group subsequently reported on March 27, 2026, that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over Pinterest securities beneficially owned by various subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis). Delinquent section 16(a) reports Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of such securities. To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required during 2025, we believe that all required reports were timely filed. Security ownership of certain beneficial owners and management Pinterest 2026 Proxy Statement 69

Other matters Related party transactions Policies and procedures Pursuant to our written related party transaction policy, the audit committee has the primary responsibility for reviewing and approving (or, if advance approval is not feasible, ratifying) related party transactions. A related party includes our directors, executive officers, beneficial owners of more than 5% of our voting securities, or any member of the immediate family or person sharing the household with the foregoing persons. A related party transaction is a current or proposed transaction, arrangement or relationship in which our company was, is or will be a participant and the amount involved exceeds or is expected to exceed $120,000 in any fiscal year and in which any related party has, had or will have a direct or indirect material interest. The audit committee, while reviewing a related party transaction for approval or ratification, will consider various factors, including the benefit of the transaction to us, the terms of the transaction and whether it is at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction. If advance approval of a related party transaction is not feasible, the chair of the audit committee may approve the transaction and such transaction may be ratified by the audit committee in accordance with our written policy. Related party transactions Other than as described below, since January 1, 2025, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. • Investment Agreement. On March 3, 2026, we entered into an investment agreement (the “Investment Agreement”) with Elliott Associates, L.P. and Elliott International, L.P. (collectively, “Elliott”) relating to the issuance and sale to Elliott of $1 billion in aggregate principal amount of our 1.75% Convertible Senior Notes due 2031 (the “Notes”). On March 5, 2026, the closing under the Investment Agreement occurred and the Notes were issued to Elliott. Marc Steinberg is a Partner at Elliott Investment Management L.P. (which entity is the investment manager for Elliott) and remains a director on the Board pursuant to the Investment Agreement. In addition, from time to time, we do business with other companies, including advertisers, affiliated with certain holders of our capital stock. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis. Stockholder proposals for the 2027 annual meeting of stockholders Proposals and director nominations to be included in our proxy statement Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at our 2027 annual meeting of stockholders (“2027 annual meeting”). To be eligible, your proposal must be received by our Corporate Secretary at the company’s address: 651 Brannan Street, San Francisco, California 94107, no later than the close of business (6:00 p.m. Pacific Time) on December 9, 2026, and must otherwise comply with Rule 14a-8. While the board will consider stockholder proposals that we receive, we reserve the right to omit from our Proxy Statement stockholder proposals that do not satisfy applicable SEC rules. In addition, our bylaws permit stockholders (either individually or in a group of up to 20 stockholders) that have owned 3% or more of Pinterest’s outstanding shares continuously for at least three years to submit director nominees (the greater of two directors or up to 20% of our board) for inclusion in our proxy materials. To be considered for inclusion in our Proxy Statement and for consideration at our 2027 annual meeting, your director nomination must be received by our 70 Pinterest 2026 Proxy Statement

Corporate Secretary at the company’s address (see above) no later than the close of business (6:00 p.m. Pacific Time) on December 9, 2026, and no earlier than the close of business on November 9, 2026, assuming that the 2027 annual meeting of stockholders occurs within 30 days before or after the anniversary of the 2026 annual meeting. In order to utilize these proxy access provisions, a stockholder or group of stockholders must also satisfy the additional eligibility, procedural, and disclosure requirements set forth in our bylaws. The submission of proxy access nomination does not guarantee its inclusion in our Proxy Statement, and we reserve the right to omit from our Proxy Statement any proxy access nomination that does not satisfy the applicable requirements. Other proposals and director nominations to be presented at the 2027 annual meeting Under our bylaws, in order to nominate a director or bring any other business before the stockholders at the 2027 annual meeting that will not be included in our Proxy Statement pursuant to Rule 14a-8 under the Exchange Act or the proxy access provisions of our bylaws, you must comply with the procedures and timing specifically described in the separate advance notice provisions of our bylaws (which includes information required under Rule 14a-19). Assuming that the 2027 annual meeting occurs within 30 days before or after the anniversary of the 2026 annual meeting, stockholders desiring to nominate a director or bring any other business before the stockholders at the 2027 annual meeting other than pursuant to Rule 14a-8 or our bylaws’ proxy access provisions must notify our Corporate Secretary in writing not earlier than the close of business on January 21, 2027, and not later than the close of business on February 20, 2027. Such notice must set forth certain information specified in our bylaws. Failure to comply with these and other applicable requirements may result in a nomination or proposal of other business being disregarded pursuant to our bylaws. All stockholder proposals and nominations should be in writing and be submitted to the Corporate Secretary at the company’s address (see above) of this Proxy Statement. We advise you to review our bylaws, which set forth the requirements for the nomination of director candidates and the presentation of proposals by stockholders. Our bylaws can be found on our website at https://investor.pinterestinc.com/governance/governance-documents, or you may obtain a copy free of charge by contacting the Corporate Secretary at the company’s address on page 70 of this Proxy Statement. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements. Voting and annual meeting information Meeting information Why have these proxy materials been made available to me? These materials are available in connection with the board’s solicitation of proxies to be voted at the annual meeting. The annual meeting is being held to elect four Class I directors to hold office until the 2029 annual meeting (Proposal 1), approve, in a non-binding advisory vote, the compensation of our named executive officers (Proposal 2), approve, in a non- binding advisory vote, the frequency of future advisory votes to approve our named executive officers’ compensation (Proposal 3) and ratify the selection of Ernst & Young as our independent auditor for 2026 (Proposal 4). All stockholders who held shares of our common stock as of the close of business on the record date, March 27, 2026, are entitled to attend the annual meeting and to vote on the items of business outlined above. Whether or not you choose to attend the annual meeting, we urge you to vote your shares as soon as possible so that your shares are represented at the annual meeting. This Proxy Statement is furnished in connection with the solicitation of your proxy by our board to vote at the annual meeting, including at any adjournments or postponements of the annual meeting. This Proxy Statement contains information to be voted on at the annual meeting and certain other information required by SEC rules. In accordance with SEC rules, we are making our proxy materials available at www.proxyvote.com with an option to request a printed set be mailed to you. We expect to begin mailing a notice of internet availability of proxy materials on or about April 8, 2026, to all stockholders of record entitled to vote at the annual meeting. This notice contains instructions for viewing the proxy materials and voting online and requesting a printed set of proxy materials. How can I attend the meeting? Other matters Pinterest 2026 Proxy Statement 71

The annual meeting will be held exclusively online at www.virtualshareholdermeeting.com/PINS2026 on Thursday, May 21, 2026, at 8:00 a.m. Pacific Time. We invite all Pinterest stockholders as of the record date to attend the annual meeting. Through the virtual annual meeting format, you will be able to participate in the annual meeting online, vote your shares electronically and submit questions. We encourage you to access the annual meeting prior to the start time, and you should allow ample time to log in to the annual meeting webcast and test your computer audio system. Stockholders of record as of the record date are entitled to participate in the annual meeting. To log in to the annual meeting, stockholders of record should go to the meeting website, enter the 16-digit control number included on your notice of internet availability of proxy materials or proxy card, and follow the instructions on the website. If your shares are held in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote those shares through www.proxyvote.com, then you may access and participate in the annual meeting with the 16-digit access code indicated on that voting instruction form or notice of internet availability of proxy materials. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least 5 days before the annual meeting) and obtain a “legal proxy” in order to be able to attend and participate in the annual meeting. Why a virtual meeting? We have adopted a virtual format to provide a consistent experience to all stockholders regardless of location, expand stockholder access to the annual meeting, achieve cost savings for stockholders and Pinterest, and reduce the environmental impact of the annual meeting. Hosting a virtual annual meeting enables increased stockholder attendance and participation since stockholders can participate from any geographic location with internet connectivity. We have structured the virtual format so that it offers the same participation opportunities that would be provided at an in-person annual meeting. In particular: • You can submit questions in advance of and during the annual meeting. Our question and answer session will include questions submitted both in advance of and live during the annual meeting. If you are a stockholder of record, or hold shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates you may vote through www.proxyvote.com, you may submit a question in advance of the annual meeting at www.proxyvote.com or during the annual meeting at www.virtualshareholdermeeting. com/PINS2026, in each case by logging in with your 16-digit control number. We plan to answer as many questions during the annual meeting as time permits. Information regarding the types of questions permitted will be available in the meeting rules of conduct, which will be posted on the virtual meeting website during the meeting. • Tech support will be available to facilitate your access to the annual meeting. We encourage you to access the annual meeting before it begins. Online check-in will start shortly before the annual meeting on May 21, 2026. We will have technicians available to assist you. If you have difficulty accessing the annual meeting please follow the instructions at the annual meeting website to connect with a technician via phone. Following the annual meeting, for a period of one year, we will make available a replay of the entire annual meeting on our investor relations website https://investor.pinterestinc.com. What constitutes a quorum? A quorum of stockholders is necessary to transact business at the annual meeting. A quorum exists if the holders of at least a majority of the voting power of the issued and outstanding shares entitled to vote are represented at the annual meeting, either by attending and voting at the annual meeting or by proxy. Abstentions and broker non-votes, if any, will be counted in determining if there is a quorum. If there is no quorum, either the chairperson of the annual meeting or the holders of a majority of the voting power of the shares entitled to vote who are present or represented at the annual meeting may adjourn the annual meeting to another date. Voting information Who is eligible to vote? Only stockholders of record at the close of business on the record date are entitled to vote at the annual meeting. As of the record date, there were 496,121,510 shares of Class A common stock and 79,679,925 shares of Class B common stock outstanding and entitled to vote. Other matters 72 Pinterest 2026 Proxy Statement

How many votes per share do I have? Our Class A common stock has one vote per share and our Class B common stock has twenty votes per share. Our Class A common stock and Class B common stock will vote together as a single class on all matters to be voted upon at the annual meeting. How can I vote? Your voting options depend on how you hold your shares. You may vote as follows if you are a stockholder of record as of the record date or if you hold your shares in street name and your voting instruction form or notice of internet availability of proxy materials indicates that you may vote these shares through www.proxyvote.com: • At the annual meeting, by following the log in procedures described above and completing the online form during the annual meeting. • Before the annual meeting, online, by going to www.proxyvote.com and following the prompts. Otherwise, stockholders who hold their shares in street name should follow the voting instructions received from their broker, bank or other agent. If you received a paper copy of the proxy materials, you may also vote by mail (by completing, signing and dating the enclosed proxy card or voting instruction card and returning it promptly in the envelope provided) or over the phone. You can vote over the phone or online until 11:59 p.m. Eastern Time on the day before the annual meeting. If you vote by mail, your proxy or voting instruction card, as applicable, must be received by the day before the annual meeting. You may still attend and vote at the annual meeting even if you have already voted by proxy. How can I change my vote? You can revoke your proxy at any time before the final vote at the annual meeting. You can also change your vote by attending and voting at the annual meeting. Please note that simply attending the annual meeting will not, by itself, revoke your proxy. In addition: • If you are the beneficial owner, you can also change your vote or revoke your voting instruction by following the instructions provided by the broker, bank or other agent through which your shares are held. • If you are the stockholder of record, you can also change your vote or revoke your proxy by submitting a new proxy card that bears a later date, by submitting new proxy instructions over the phone or online or by sending a timely written notice that you are revoking your proxy to the Corporate Secretary at the company’s address (see page 70 of this Proxy Statement). Such notice will be considered timely if it is received by the day before the annual meeting. Who will count the votes? Votes will be tabulated by Broadridge Financial Solutions, Inc. (“Broadridge”), and the board has appointed Broadridge to serve as our independent inspector of election. What if I am a record holder and I do not submit voting instructions? If you complete and submit your proxy, the persons named as proxies will vote your shares in accordance with your instructions. If you submit a proxy but do not complete the voting instructions, the persons named as proxies will vote your shares in accordance with the board’s recommendations below. If you do not submit a proxy or vote at the annual meeting, your shares will not be voted. What if I am a street-name holder and I do not submit voting instructions? You may instruct your broker, bank or other agent on how to vote your shares by following the instructions they provided with the proxy materials. If you do not do so, your broker, bank or other agent may in some cases vote the shares in their discretion, but they are not permitted to vote on certain proposals and may elect not to vote on any of the proposals. Whether a broker, bank or other nominee has discretion to vote the shares on uninstructed matters is subject to NYSE rules and a final determination by NYSE. If you do not provide voting instructions and the broker, bank or other agent elects to vote your shares on some but not all matters, it will result in a “broker non-vote” for the matters on which the broker does not vote. Therefore, you are encouraged to return your voting instructions so that your shares are voted at the annual meeting. Other matters Pinterest 2026 Proxy Statement 73

What vote is necessary to approve each proposal and what are the board’s recommendations? The following table sets forth the voting requirements for each proposal being voted on at the annual meeting and the board’s recommendations. Effect of Proposal Board Recommendation Required Vote Withholding / Abstentions Broker Non-Votes 1 Election of directors “FOR” each nominee Plurality of votes cast (nominees that receive the most FOR votes will be elected)1 No effect Not counted as a vote cast and so no effect 2 Non-binding advisory vote on the compensation of our named executive officers “FOR” Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter2 Same as a vote AGAINST Not counted as entitled to vote and so no effect 3 Non-binding advisory vote on the frequency of future advisory votes to approve our named executive officers’ compensation. “ONE YEAR” Majority of the voting power of the shares represented at the meeting entitled to vote on the matter2 Same as a vote AGAINST all options Not counted as entitled to vote and so no effect 4 Ratification of selection of Ernst & Young “FOR” Majority of the voting power of the shares represented at the meeting and entitled to vote on the matter2 Same as a vote AGAINST Not counted as entitled to vote and so no effect 1 As set forth in our bylaws, the required vote is the plurality in voting power of the shares present in person or represented by proxy at a meeting of the stockholders and entitled to vote in the election of directors. In accordance with our director resignation policy, any incumbent director nominee who receives a greater number of “withhold/abstention” votes than “for” votes is expected to tender their resignation for consideration by the Board. 2 As set forth in our bylaws, the required vote is the affirmative vote of the holders of a majority of the voting power of the shares of capital stock of Pinterest present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Each nominee has consented to be a candidate and to serve if elected. Although the board has no reason to believe that any nominee will be unavailable to serve as a director, if such an event should occur, the board may designate a substitute nominee or reduce the size of the board. If the board designates a substitute nominee, proxies will be voted for such substitute nominee(s). What if other business comes before the annual meeting? We do not expect any other business to properly come before the annual meeting; however, if any other business should properly come before the annual meeting, the persons named as proxies will vote your shares on such matters in accordance with their best judgment. How can I find out the voting results? We will announce the preliminary voting results at the annual meeting. Final voting results will be published on a Form 8-K that we expect to file with the SEC within four business days after the annual meeting. Proxy material information Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a paper copy of the full set of proxy materials? Other matters 74 Pinterest 2026 Proxy Statement

In accordance with SEC rules, and in order to expedite our stockholders’ receipt of proxy materials, lower Pinterest’s costs and reduce the environmental impact of the annual meeting, we are making our proxy materials available to stockholders primarily over the internet. As a result, we are mailing a notice of the internet availability of the proxy materials to our stockholders instead of a paper copy of the full set of proxy materials. As explained in the notice, you can view our proxy materials and vote online by visiting www.proxyvote.com and having available the 16-digit control number contained in your notice. If you received a notice, you will not receive a printed copy of the proxy materials unless you request one by following the instructions provided in the notice. Who pays the cost of the proxy solicitation? We will pay for the costs of soliciting proxies, including the preparation, assembly, printing and mailing of the proxy materials. In addition, our directors, officers and employees may also solicit proxies in person, by telephone, or by other means of communication, without additional compensation. We may also reimburse brokers, banks, fiduciaries, custodians and other institutions for their costs in forwarding the proxy materials to the street-name holders of our common stock. What if I receive multiple notices or proxy or voting instruction cards? If you received more than one notice of internet availability or proxy or voting instruction card, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the notices, cards or forms to ensure that all of your shares are voted. How can I sign up to receive future proxy materials by e-mail? We encourage stockholders to take advantage of electronic delivery to help reduce the cost and environmental impact of the annual meeting. To sign up for electronic delivery, please visit www.proxyvote.com. Also, if you are a beneficial owner, you may sign up for electronic delivery by contacting your bank, broker or other agent through which you hold your shares. Once you sign up, you will not receive a printed copy of the proxy materials unless you request them. What is householding? SEC rules permit us, with your permission, to send a single set of proxy materials, including the notice of internet availability, Proxy Statement and annual report, to any household at which two or more stockholders reside if we believe they are members of the same family. This rule is called “householding” and its purpose is to help reduce printing and mailing costs of proxy materials. To date, we have not instituted this procedure, but may do so in the future. A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of our common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of the proxy materials or wish to revoke your decision to household or if you are receiving multiple copies of the proxy materials but wish to receive a single copy in the future. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the notice of internet availability, Proxy Statement or annual report, you may also submit a request to our Corporate Secretary by mail at the company’s address (see page 70 of this Proxy Statement) or by phone at (415) 762-7100, and we will promptly send you the requested materials. How can I get a paper copy of Pinterest’s annual report? A copy of our 2025 annual report on Form 10-K is available without charge upon written request to the Corporate Secretary at the company’s address (see page 70 of this Proxy Statement). Other matters Pinterest 2026 Proxy Statement 75

Appendix A - Information regarding Non-GAAP financial measures This Proxy Statement contains the following non-GAAP measures of financial performance, Adjusted EBITDA, Adjusted EBITDA margin and free cash flow. To supplement our consolidated financial statements presented in accordance with GAAP, we consider these financial measures which are not based on any standardized methodology prescribed by GAAP. We use these non-GAAP financial measures to evaluate our operating results and for financial and operational decision- making purposes. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue. Non-GAAP costs and expenses (including non-GAAP cost of revenue, research and development, sales and marketing, and general and administrative) and non- GAAP net income exclude amortization of acquired intangible assets, share-based compensation expense, payroll tax expense related to share-based compensation, legal settlement expense and non-cash charitable contributions. We define free cash flow as net cash provided by operating activities less purchases of property and equipment. Free cash flow is not intended to represent our residual cash flow available for discretionary expenditures. We believe these measures help identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses they exclude. We also believe these measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to key metrics we use for financial and operational decision-making. We present these non-GAAP measures to assist investors in seeing our operating results through the eyes of management and because we believe that these measures provide an additional tool for investors to use in comparing our operating results over multiple periods with other companies in our industry. These measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of non-GAAP financial measures rather than the nearest GAAP equivalents. For example, • Adjusted EBITDA excludes: • certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and • share-based compensation expense and related payroll tax expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense and an important part of our compensation strategy. In addition, free cash flow does not reflect our future contractual commitments arising from purchases of property and equipment. Because of these limitations, you should consider non-GAAP financial measures alongside other financial performance measures, and our other financial results presented in accordance with GAAP. The following table presents a 76 Pinterest 2026 Proxy Statement reconciliation of each non-GAAP financial measure used in this proxy statement, the most directly comparable financial measure calculated and presented in accordance with GAAP (in thousands): Year Ended December 31, 2025 2024 2023 Net income (loss) $ 416,855 $ 1,862,106 $ (35,610) Net income (loss) margin 10% 51% (1) % Depreciation and amortization 25,151 21,266 21,509 Share-based compensation 880,463 765,795 647,860 Payroll tax expense related to share-based compensation(1) 30,984 30,787 24,131 Interest (income) expense, net (110,493) (127,003) (105,439) Other (income) expense, net (15,514) 19,215 (3,799) Provision for (benefit from) income taxes (2) 29,035 (1,574,501) 19,170 Legal settlement(3) 34,650 — Restructuring charges — — 126,882 Non-cash charitable contributions 13,495 — 12,890 Adjusted EBITDA $ 1,269,976 $ 1,032,315 $ 707,594 Adjusted EBITDA margin 30% 28% 23% (1) We began excluding payroll tax expense related to share-based compensation from Adjusted EBITDA in the fourth quarter of 2024 because these taxes are variable due to our stock price and other factors outside our control and therefore are not reflective of our ongoing business operations or the underlying trends in our business. Accordingly, although payroll tax expense related to share-based compensation is a cash expense that we will continue to incur in the future, we believe excluding this expense provides investors with a better understanding of the performance of our core business and serves as a tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. Prior period amounts have been restated to conform to this presentation. (2) Provision for (benefit from) income taxes includes $1,597.0 million related to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets during the fourth quarter of 2024. Refer to Note 10 to our consolidated financial statements for further information. (3) On November 1, 2024, we reached a settlement to resolve pending litigation relating to allegations concerning the early development of Pinterest. We recorded legal settlement expense of $34.7 million, net of insurance proceeds, for the year ended December 31, 2024, which we have excluded from Adjusted EBITDA because it is non-recurring and not reflective of our ongoing business operations or the underlying trends in our business. FREE CASH FLOW Year Ended December 31, 2025 2024 2023 Reconciliation of free cash flow Net cash provided by operating activities $ 1,284,264 $ 964,594 $ 612,961 Less: Purchases of property and equipment (32,375) (24,606) (8,063) Free cash flow $ 1,251,889 $ 939,988 $ 604,898 Pinterest 2026 Proxy Statement 77

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 _________________ FORM 10-K _________________ ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from to Commission file number 001-38872 Pinterest, Inc. (Exact Name of Registrant as Specified in Its Charter) Delaware 26-3607129 (State or Other Jurisdiction of Incorporation or Organization) (I.R.S. Employer Identification No.) 651 Brannan Street San Francisco, California 94107 (Address of Principal Executive Offices) (Zip Code) (415) 762-7100 Registrant’s Telephone Number, Including Area Code _______________________ Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Class A Common Stock, $0.00001 par value PINS New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐     Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒   No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐   Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒ The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of a share of the registrant’s common stock on June 30, 2025 as reported by the New York Stock Exchange on such date was approximately $18.7 billion. As of February 6, 2026, there were 585,458,698 shares of the registrant’s Class A common stock, $.00001 par value per share, outstanding, and 79,679,925 shares of the registrant’s Class B common stock outstanding. Documents Incorporated by Reference Portions of the registrant’s Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant’s fiscal year ended December 31, 2025.

Pinterest, Inc. Table of contents Page Note about forward-looking statements and summary of risk factors 3 Limitations of key metrics and other data 7 Part I Item 1. Business 8 Item 1A. Risk factors 14 Item 1B. Unresolved staff comments 43 Item 1C. Cybersecurity 43 Item 2. Properties 44 Item 3. Legal proceedings 44 Item 4. Mine safety disclosures 44 Part II Item 5. Market for registrant’s common equity, related stockholder matters and issuer purchases of equity securities 45 Item 6. [Reserved] 46 Item 7. Management's discussion and analysis of financial condition and results of operations 47 Item 7A. Quantitative and qualitative disclosures about market risk 63 Item 8. Financial statements and supplementary data 64 Item 9. Changes in and disagreements with accountants on accounting and financial disclosure 93 Item 9A. Controls and procedures 93 Item 9B. Other information 94 Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections 94 Part III Item 10. Directors, executive officers and corporate governance 95 Item 11. Executive compensation 95 Item 12. Security ownership of certain beneficial owners and management and related stockholder matters 95 Item 13. Certain relationships and related transactions, and director independence 95 Item 14. Principal accountant fees and services 95 Part IV Item 15. Exhibits and financial statement schedules 96 Item 16. Form 10-K summary 98 Signatures 2

Note about forward-looking statements This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which statements involve substantial assumptions, risk and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as “believe,” “estimate,” “expect,” “may,” “will,” “can,” “could,” “would,” “might,” “continue,” “intend,” “plan,” “forecast,” “strategy,” “projection,” “goal,” “trends,” “project,” “target,” “anticipate,” “potential,” or similar expressions, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, outcomes, performance or achievements, or industry results, to differ materially from historical or future results, outcomes, performance or achievements expressed, suggested or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, statements about: • general economic uncertainty in global markets and a worsening of global economic conditions or low levels of economic growth, including inflation, tariffs and related retaliatory actions and other trade protection measures, stress in the banking industry, foreign exchange fluctuations and supply-chain issues; • the effect of general economic and political conditions; • our financial performance, including revenue, cost and expenses and cash flows; • our ability to attract, retain and recover users and maintain and grow their level of engagement; • our ability to provide content that is useful and relevant to users’ personal taste and interests; • our ability to develop successful new products or improve existing ones; • our ability to maintain and enhance our brand and reputation; • potential harm caused by compromises in security, including our cybersecurity protections and resources and costs required to prevent, detect and remediate potential security breaches; • potential harm caused by changes in online application stores or internet search engines’ methodologies, particularly search engine optimization methodologies and policies; • discontinuation, disruptions or outages in third-party single sign-on access; • our ability to compete effectively in our industry; • our ability to scale our business, including our monetization efforts; • our ability to attract and retain advertisers and scale our revenue model; • our ability to attract and retain creators and publishers that create relevant and engaging content; • our ability to develop effective products and tools for advertisers, including measurement tools; • our ability to expand and monetize our platform internationally; • our ability to effectively manage the growth of our business; • our ability to continue to use and develop artificial intelligence (“AI”) as well as managing the challenges and risks posed by AI; • our ability to successfully manage our flexible work model with a more distributed workforce; • our ability to sustain profitability; • decisions that reduce short-term revenue or profitability or do not produce the long-term benefits we expect; • fluctuations in our operating results; • our ability to raise additional capital on favorable terms or at all; 3

• our ability to realize anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships and other investments; • our ability to protect our intellectual property; • our ability to receive, process, store, use and share data, and compliance with laws and regulations related to data privacy and content; • current or potential litigation and regulatory actions involving us; • our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations; • real or perceived inaccuracies in metrics related to our business; • disruption of, degradation in or interference with our use of Amazon Web Services ("AWS") and our infrastructure; • our ability to implement our restructuring plan effectively; and • our ability to attract and retain personnel. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Annual Report on Form 10-K speak only as of the date on which such statements are made, and we undertake no obligation to update them in light of new information or future events, except as required by law. You should carefully consider the above factors, as well as the factors discussed elsewhere in this Annual Report on Form 10-K. The factors identified above should not be construed as an exhaustive list of factors that could affect our future results and should be read in conjunction with the other cautionary statements that are included in this Annual Report. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed, the trading price of our Class A common stock could decline and you could lose all or part of your investment. Unless expressly indicated or the context requires otherwise, the terms "Pinterest," "company," "we," "us," and "our" in this document refer to Pinterest, Inc., a Delaware corporation, and, where appropriate, its wholly owned subsidiaries. The term "Pinterest" may also refer to our products, regardless of the manner in which they are accessed. For references to accessing Pinterest on the "web" or via a "website," such terms refer to accessing Pinterest on personal computers. For references to accessing Pinterest on "mobile," such term refers to accessing Pinterest via a mobile application or via a mobile-optimized version of our website such as m.pinterest.com, whether on a mobile phone or tablet. Summary of risk factors The following summarizes the principal factors that make an investment in our company speculative or risky, all of which are more fully described in the Risk Factors section below. This summary should be read in conjunction with the Risk Factors section and should not be relied upon as an exhaustive summary of the material risks facing our business. The following factors could result in harm to our business, reputation, revenue, financial results, and prospects, among other impacts: Business Strategy and Growth. Our strategic decisions and efforts to expand the business, including: • our ability to scale our business for future growth; • our ability to attract, grow, retain, recover, and engage our user base; • our dependence on advertising for substantially all of our revenue; • providing content that is useful and relevant to users’ personal taste and interests; • decisions consistent with our mission and values that may reduce our short- or medium-term operating results; • our ability to successfully execute or achieve the expected benefits of our restructuring plan; Note about forward-looking statements 4

• removing objectionable content or blocking objectionable practices by advertisers or third parties; • our ability to compete effectively for users, creators, publishers or advertisers; • our ability to develop effective products and tools for advertisers; • our further expansion and monetization of our platform internationally; • effective management of our business growth; • our acquisition of other businesses; • our development of or investment in successful new products or improvements to existing one; • our dependence on and ability to maintain and enhance a strong brand and reputation; and • our ability to effectively develop and use of AI and machine learning technologies in our products and services. Data, Security and Privacy. • actual or perceived compromises in our security; • the data, including personal information, we receive, process, store, use, and share, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters; and • the development of tools to accurately measure the effectiveness of advertisements on our platform and thereby attract and maintain advertisers. Operation of Our Business. The manner in which we operate our business, including: • our ability to maintain and scale our technology infrastructure, including the speed and availability of our service; and • the attraction, retention, and loss of our key personnel and other highly qualified personnel. Third-Party Reliance. Our use and dependence on third-party businesses and products, or the impacts of third-party business and products, including: • our dependence on online application stores and internet search engines, including their methodologies, policies, and results, to direct traffic and refer new users to our service; • users’ ability to authenticate with our service through third-party login providers; • our dependence on AWS for the vast majority of our compute, storage, data transfer, and other services; • effectively operating with mobile operating systems, web browsers, networks, regulations, and standards, which we do not control, and changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards; • our reliance on software, technologies, and related services from other parties; and • technologies that can block the display of our ads. Legal and Regulatory Matters. The legal and regulatory frameworks, actions, and requirements to which our business, products, services, and operations are subject, including: • any liability as a result of content or information that is published or made available on our service; • government action to restrict access to our service or certain of our products in their countries; • our involvement in any legal disputes or other disputes that are expensive to support and may be resolved adversely; • an ability to protect our intellectual property and our use of “open source” software; and • the interpretation and application of U.S. and non-U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations. Financial Statements and Performance. The preparation of our financial statements and our financial and operating performance, including: Note about forward-looking statements 5

• our previously incurred operating losses, anticipated increases to operating costs and expenses and our ability to obtain or maintain profitability; • fluctuations in our operating results from quarter to quarter; • the inherent challenges of measurements related to user metrics and other estimates; • our ability to obtain additional financing, if needed and any default on our credit obligations; • greater than anticipated tax liabilities; • limitations in our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes; • adverse global economic and financial conditions; and • the possibility we will not fully consummate our stock repurchase program. Our Common Stock. The rights, restrictions, and structure of, and actions that we may take that impact, our common stock, including: • the dual class structure of our common stock and its potential impact on the market price of our Class A common stock; • trading price volatility of our Class A common stock; • future offerings of debt or equity securities by us or existing stockholders that could adversely impact the market price of our Class A common stock; • additional stock issuances, including in connection with settlement of equity awards, and any resulting dilution; • provisions under Delaware law and our governing documents that could make a merger, tender offer, or proxy contest difficult; and • our certificate of incorporation’s designation of a state or federal court located within Delaware as the exclusive forum for substantially all disputes between us and our stockholders. Note about forward-looking statements 6

Limitations of key metrics and other data The numbers for our key metrics, which include our monthly active users ("MAUs") and average revenue per user ("ARPU"), are calculated using internal company data based on the activity of user accounts. We define an MAU as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. Unless otherwise indicated, we present MAUs based on the number of MAUs measured on the last day of the current period. We measure monetization of our platform through our ARPU metric. We define ARPU as our total revenue in a given geography during a period divided by the average of the number of MAUs in that geography during the period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. We calculate ARPU by geography based on our estimate of the geography in which revenue-generating activities occur. We use these metrics to assess the growth and health of the overall business and believe that MAUs and ARPU best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products across large online and mobile populations around the world. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in technology or our methodology. 7

Part I Item 1. Business Overview Pinterest is an AI-powered visual search and discovery platform, positioned at the intersection of search, social, and commerce. We offer a unique and differentiated experience that enables people to go from inspiration to action all on one consumer internet property. Pinterest can be accessed through our mobile application or the web. People use Pinterest to find useful, relevant ideas—and then bring them to life. People don’t always have the words to describe what they’re looking for, but often know it when they see it. As they browse Pinterest content (called “Pins”), they fine-tune their tastes and find the perfect idea. Users interact with the platform in dynamic multi-session journeys to find inspiration, curate their latest look, plan their next project and shop from great brands. This happens at a massive scale, with billions of searches and saves per month, with the vast majority of queries being visual. The unique, first party, intent-based signal we receive from user actions on Pinterest helps power the AI based recommendation systems that we use to surface relevant and engaging content to our users. AI also plays a central role in how we drive value for our advertisers, who come to Pinterest to reach our users with high commercial intent. The inspiration-to-action journey on Pinterest aligns with the advertiser marketing funnel, allowing us to help brands reach customers at every stage, from discovery to purchase, through digital ads. We believe users and advertisers intentionally choose Pinterest because of our efforts to create a positive and more brand safe environment. As a result, we make deliberate decisions through our policies and product development and aim to deliver on that experience, creating value for advertisers who can showcase their product and services in an inspiring and positive environment. Our Users and Our Platform 619 million monthly active users from around the world come to Pinterest to find new ideas, curate and refine their tastes, and turn those ideas into reality. Our platform particularly resonates with women, who comprise roughly two-thirds of our total user base. In addition, our platform also resonates with the younger generation, as Gen Z users represent over 50% of our user base. Geographically, we have a diverse user set, representing over 100 countries globally. Content on Pinterest comes from a variety of sources, including retailers, brands, creators, publishers and users. We acquire that content via a wide range of methods including product catalog uploads, direct publishing, and user curation. Content formats include images that allow you to click into an idea to learn more, videos that provide the steps of an idea, collages that allow users to piece together different images into one, and products that brands and merchants upload from catalogs. On Pinterest, users interact with several surfaces, each of which offers distinct functionalities and experiences. Users often move between these surfaces various times in a single session and across multiple sessions. Saving content and creating boards and collages are highly unique and beneficial to our ecosystem. This curation activity generates signals across a network of many billions of associations between Pins, searches, boards, products and users on our platform. Together, these connections comprise our valuable Taste Graph and help us serve users even more relevant content recommendations. Home Feed: When users open the Pinterest mobile application or navigate to www.pinterest.com, they are by default in their Home Feed, where they can discover Pins relevant to their tastes and interests in a scrolling format. As users interact with more content - through searching, saving and curating - their Home Feed is designed to become even more representative of their interests. Search Page: On the Search surface, users find Pins they are looking for by typing a query in the search bar. The search functionality allows users to see many relevant possibilities that are personalized for their individual taste 8 and interests. Users often come to Pinterest with a vague idea of what they’re looking for and use our visual search functionality to narrow their focus. As such, over 90% of our searches are unbranded. Related Pins: Visual discovery on Pinterest also happens when a user taps on a Pin to learn more about an idea or image, and a feed of visually similar Pins is served beneath the tapped image. These related Pins help users springboard off a point of inspiration to explore deeper into an interest or narrow in on the perfect product. Our related pins surface is powered by our recommendation models that use computer vision designed to identify products in the Pin and show other relevant organic or ads content that the user might find valuable to their inspiration to action journey. Boards: Users save and organize Pins onto virtual “boards.” Boards often are labeled with topical categories like “Hawaiian vacation,” “spring outfits” or “living room furniture” and are a collection of Pins that help users organize the vast amount of visual content that they interact with on the platform. How we monetize the inspiration to action journey: Our Flywheel Our users often come to the platform to get inspiration for many of life’s moments, which can lead to discovering new products and brands. As a result, commercial content from brands, retailers and advertisers is central to Pinterest. We believe that in-market consumers on Pinterest tend to be early in their journey toward a purchase decision and do not yet know exactly what they want to purchase. Accordingly, we believe that they are open to discovering new products and brands on Pinterest rather than merely navigating to brands they already know, as is common on traditional search engines and e-commerce platforms. This creates a unique flywheel where relevant ads can not only enhance the user experience but also drive more value for advertisers in the form of increased views, clicks and conversions. Our Advertising System Ad Formats We have a number of advertising products to help advertisers meet users across the full funnel, from upper funnel brand advertising to lower funnel performance advertising. Many of our ad formats can be leveraged by advertisers across upper and lower funnel objectives. Additionally, many of these formats are enabled with mobile deep links and/or direct link capabilities for a seamless, one-click handoff from an ad to the advertiser’s mobile app or webpage, and increasingly, in-app purchase experiences. • Standard ad: A static image used to showcase content in a simple vertical image format. • Video ad: Used by advertisers to capture attention and tell a story with a visually engaging format. • Shopping ad: Used by advertisers who wish to promote specific products in their catalogs to reach users who are deciding what to buy. • Carousel ad: Multiple static images or videos in one carousel, used by advertisers to showcase more than one image or video at a time. • Collection ad: Used by advertisers to display products in action with a hybrid format that mixes lifestyle imagery and video with featured products. • Interactive ad: Used by advertisers to engage with their users through interactive formats. • Premier Spotlight ad: Used by advertisers to showcase their latest product launch or seasonal moments with exclusive placements on the Pinterest Home Feed and search page. • Idea ad: Used by advertisers to tell a story that inspires their audience and encourages action. Part I 9

Ad Auction The vast majority of our advertisers buy ads through an auction-based system. Our ad auction allows us to serve ads to users at relevant moments while optimizing business outcomes for advertisers. We offer ads across both the upper and lower funnel. Upper funnel “brand” revenue is billed when an advertiser optimizes an ad campaign around “brand” objectives like impressions ("CPM") or video views ("CPV"). Lower funnel revenue is billed when an advertiser optimizes an ad campaign around “performance” objectives like clicks ("CPC"), actions (“CPA”) or conversion events ("oCPM"), such as a checkout or add-to-cart. Our auction system selects the best ad for each available ad impression, based on the likelihood of a desired action occurring and how much that action is worth to advertisers. The likelihood of the action occurring depends on a variety of factors, such as ad relevance and creative quality. Campaign Management For most campaigns, advertisers can manage set up, track results and improve performance over time through our Ads Manager or the Pinterest API. To help maximize performance, advertisers can target specific groups of users based on interests, demographics and search keywords. We continue to invest in our AI-enabled campaign solution, Pinterest Performance+, which streamlines setup and drives performance through automated features such as targeting, bidding and creative optimization. Measurement Measuring the effectiveness of digital ad spend is a high priority for our advertisers. Our first-party measurement solutions, including our Conversions API and clean rooms, are designed to help advertisers recognize the value of an investment on our platform across a variety of objectives. We also have tools to help advertisers understand our contribution and drivers to conversion, and incremental impact. Advertisers can leverage our leading third-party measurement partners to validate Pinterest’s performance individually and across channels. Additionally, our Conversions API is integrated with other third-party partners to help increase adoption of our measurement tools. Sales and Marketing Our go-to-market approach The Pinterest platform enables a diverse group of advertisers to achieve a wide range of objectives, from building awareness to driving consideration and delivering conversions. We have advertisers across multiple verticals including retail, consumer packaged goods, financial services, technology and entertainment, travel and auto. We serve these advertisers in customized ways depending on their size, sophistication and objectives across the full funnel. The majority of our advertisers utilize our Ads Manager platform to initiate and manage their campaigns. We also have a global sales force presence who work directly with advertisers and ad agencies to provide additional support through the campaign management cycle. In some geographies, we work with other third parties to support our sales efforts. Marketing We grow our global user base organically through the strength of our global brand, the utility of our service and unpaid traffic from search engines. In addition, we use paid marketing to grow and retain our user base, build brand awareness and attract advertisers through business marketing and scaled education tools for optimizing campaigns on our platform. Our technology innovation We believe we have one of the largest image-rich data sets ever assembled. Using our proprietary AI technology and computer vision, we can leverage our data sets to analyze trends, understand intent and predict consumer behavior at a massive scale to help serve personalized and relevant recommendations for users and improved ads delivery for our Part I 10 customers. We aim to continue innovating on our industry-leading work across AI to deepen our foothold in visual search and discovery. Our competition We primarily compete with consumer internet companies that are either tools (search, ecommerce) or media (newsfeeds, video, social networks), particularly ones focused on advertising. Competitors such as Amazon, Meta (including Facebook, Instagram, Threads and MetaAI), Google (including Gemini, Lens and YouTube), OpenAI (including ChatGPT), Snap, Reddit, TikTok and X, many of which are larger and have significantly greater financial and human resources, offer users engaging content and commerce opportunities through similar technology or products to ours. We remain focused on emerging competition as well. We face competition across almost every aspect of our business. We compete to attract, engage and retain users and their time and attention. We also compete with other platforms to attract, retain and grow our base of creators and publishers. We also compete for advertisers and advertising revenue across a variety of formats and goals, which depends on our ability to deliver compelling returns on investment. Finally, we compete to attract and retain highly talented individuals, particularly people with expertise in computer vision, AI and machine learning. Intellectual property Our success is tied in part to our ability to protect our intellectual property and key technological innovations. We rely on a combination of federal, state and common-law rights in the United States and rights under the laws of other countries, as well as contractual restrictions, to protect our intellectual property and other proprietary rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights to help protect our brand and proprietary technologies. In addition, we generally enter into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, our confidential information and proprietary technology and to preserve our rights thereto. As of December 31, 2025, we had approximately 400 issued patents and pending patent applications in the United States and foreign countries relating to aspects of our actual or contemplated operations and technologies. We also had over 660 registered trademarks and trademark applications in the United States and foreign countries, including our “Pinterest” name and related logos. We are also dependent on third-party content, technology and intellectual property in connection with our business. We are presently involved in intellectual property litigation and expect to continue to face allegations from third parties, including our competitors and “non-practicing entities,” that we have infringed or otherwise violated their intellectual property rights. For additional information on risks relating to intellectual property, please see the sections titled “Risk Factors” and “— Legal Proceedings.” Government regulation We are subject to many U.S. federal and state and foreign laws and regulations that involve matters central to our business, including laws and regulations that involve data privacy and data protection, intellectual property (including copyright and patent laws), content moderation, teen safety, rights of publicity, AI, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. Our business may also be affected by the adoption of any new or existing laws or regulations or changes in laws or regulations that adversely affect the growth, popularity or use of the internet, or that significantly restrict or impose conditions on our ability to collect, store, augment, analyze, use and share data or increase consumer notice or consent requirements before a company can utilize cookies or other tracking technologies or that increase the liability of content platforms like us. Many relevant laws and regulations are still evolving and may be interpreted, applied, created or amended in a manner that could harm our Part I 11 business, and new laws and regulations may be enacted, including in connection with the restriction or prohibition of certain content or business activities. We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act (“DMCA”), the Communications Decency Act (“CDA”) and the fair- use doctrine in the United States, and the Digital Services Act (“DSA” ) and EU Directive on Copyright in the Digital Single Market ("EU Copyright Directive") in the European Union. Additional new and pending legislation in the U.S. and around the world may impose additional obligations or risk on us associated with content uploaded by users to our platform. We receive, process, store, use and share data, some of which contains personal information. We are therefore subject to U.S. federal, state, local and foreign laws and regulations regarding data privacy and the collection, storage, sharing, use, processing, disclosure and protection of personal information and other data from users, employees or business partners, including the General Data Protection Regulation ("GDPR"), the California Consumer Privacy Act, as amended by the California Privacy Rights Act (“CCPA”), the Florida Digital Bill of Rights, and other similar state laws that have taken effect or may take effect in 2026. These laws expand the rights of individuals to control how their personal data is processed, collected, used and shared, create new regulatory and operational requirements for processing personal data, increase requirements for security and confidentiality and provide for significant penalties for non-compliance, in some cases including a private right of action. There are also a number of legislative proposals recently enacted or pending concerning content moderation, safety, transparency, and access, as well as data protection that could affect us. These and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply. Government authorities outside the United States may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. For example, access to our service has been or is currently restricted in whole or in part in certain countries. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content. For additional information, see the sections titled “Risk Factors” and “—Legal Proceedings.” Seasonality We have historically experienced seasonality in monthly active user growth, monetization on our platform and free cash flow. Historically, we have had lower sequential user growth in the second quarter. Industry advertising spend tends to be strongest in the fourth quarter resulting in higher revenue in the fourth quarter, and free cash flow is historically higher in the first quarter as we collect on the fourth quarter's higher revenue. We expect this seasonality to continue. Talent management and development In order to fulfill our mission of bringing everyone the inspiration to create a life they love, we strive to attract and retain top talent. To attract and retain great talent, we strive to create opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees and their communities. As of December 31, 2025, we had 5,265 full-time employees. Inclusion and belonging We strive to create an inclusive workplace where employees are encouraged and empowered to bring their whole, authentic selves to work every day. We seek for and respect a wide range of experiences and perspectives across our Board of Directors, leadership and employee base, which we believe helps us create a more inclusive and global product. Employee health, safety and benefits The success of our business is fundamentally tied to the well-being of our people. We are committed to the health, safety and wellness of our employees. We provide our employees and their families with access to a variety of flexible and convenient health and wellness programs that support their physical and mental health by providing tools and resources to help them improve or maintain their health. We also have a flexible work model that provides employees in roles that can Part I 12 be performed from anywhere the autonomy to live and work flexibly within their country or region, while prioritizing intentional in-person collaboration at our offices. We provide robust compensation and benefits programs to help meet the needs of our employees and their families. In addition to salaries, these programs (which vary by country/region) include equity awards, sales incentive programs for eligible employees, a 401(k) Plan with Company matching, healthcare and insurance benefits, health savings and flexible spending accounts, flexible paid time off, family leave and family care support, flexible work schedules, employee assistance programs and charitable donation matching, among many others. We regularly review and update our compensation and benefits programs as needed to remain competitive with market compensation. Because every family is unique, we offer additional benefits to parents and caregivers with newborns in neonatal intensive care, adoptive parents and people experiencing miscarriage, and also offer fertility benefits globally. To promote financial wellbeing, we offer money management education, financial planning and investment services. To promote emotional wellbeing, we offer free access to mental health and wellbeing tools like Lyra and Calm. Learning and development We help our employees create a career that is inspiring, impactful and ultimately time well spent. We have programs for open and ongoing conversation towards career growth goals both long term and short term. We also have workshops dedicated to learning new skills and developing an employee’s career. We set aside a dedicated personal learning and development budget for every employee. Corporate information Our principal executive offices are located at 651 Brannan Street, San Francisco, California 94107, and our telephone number is (415) 762-7100. Our Class A common stock is listed on the New York Stock Exchange under the symbol “PINS.” Available information Our website is located at www.pinterest.com, and our investor relations website is located at http:// investor.pinterestinc.com/. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the Securities and Exchange Commission, or the SEC. The SEC also maintains a website that contains our SEC filings. The address of the site is www.sec.gov. We use our http:// investor.pinterestinc.com/ and www.pinterest.com websites as a means of disclosing material nonpublic information and for complying with our disclosure obligations under Regulation FD of the Exchange Act. The contents of our websites are not intended to be incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. Part I 13

Item 1A. Risk factors Investing in our Class A common stock involves a high degree of risk. In addition to the other information set forth in this Annual Report, you should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making an investment decision with respect to our Class A common stock. Some of the factors, events, and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. The occurrence of any of the following risks and uncertainties could in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, prospects, reputation, revenue, financial results, financial condition, cash flows, liquidity and stock price. It is not possible to predict or identify all such risks and uncertainties; our business could also be affected by risks and uncertainties that are not presently known to us or that we currently believe are immaterial. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face. Risks Related to Our Business Strategy and Growth We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers or a reduction in how much they spend could harm our business, revenue and financial results. Substantially all of our revenue is generated from third-party advertising. However, we may not be able to continue to grow and scale this revenue model. Our growth strategy depends on, among other things, attracting more advertisers (including expanding our sales efforts to reach advertisers in international markets), retaining and scaling our business with existing advertisers and expanding our advertising product offerings. As is common in our industry, most of our advertisers do not have long-term advertising commitments with us. Many of our advertisers spend a relatively small portion of their overall advertising budget with us. To increase the number of advertisers and increase the portion of the advertising budget that our existing advertisers spend with us, we must invest in new tools and technology and/or expand our sales force, and there can be no assurance that those efforts will be successful. The insights on user behavior we provide to advertisers may not yield effective results for the advertisers and as a result, they may reduce or stop their spend on our platform. In addition, unless we improve existing and develop new measurement tools that better showcase our platform’s effectiveness, some advertisers may view our products or platform as experimental and may devote less advertising spend on our platform. In addition, many advertisers do not have advertising creative content in a format that would be successful on our platform and may be unable or unwilling to devote the technical or financial resources required to develop content for our platform. Further, we may not always be able to develop tools that effectively and efficiently meet the needs of advertisers. Advertisers will not do business with us if they do not believe that advertisements on our platform are effective in meeting their campaign goals, if we cannot measure the effectiveness of our advertising products or if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives. A substantial portion of our revenue is derived from a small number of advertisers and is currently concentrated in certain verticals, particularly retail and CPG. We either contract directly with advertisers or with advertising agencies on behalf of advertisers, many of which are owned by large media corporations that exercise varying degrees of control over the agencies. Our business, revenue and financial results could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the large media corporations that control them. In addition, a portion of our revenue is derived from partnerships with third-party advertising platforms. We may be unable to maintain these partnerships or identify and secure new partnerships on commercially reasonable terms. In addition, we may be exposed to reputational and other risks arising from our business association with these partners. Our advertising revenue could be harmed by many other factors, including, but not limited to: • decreases in the number of our MAUs or our MAU growth rate; • decreases in our users’ engagement with us and the ads on our platform; • changes in the price of advertisements; Part I 14

• our inability to create new products that sustain or increase the value of our advertisements; • our inability to meet advertiser demand on our platform if we cannot increase the size and engagement of our user base; • if our partnerships for third-party advertisement demand do not yield expected business impact; • our inability to find the right balance between brand and performance advertising and provide the right products and platform to support the pricing and demand needed for each of the advertisers and their advertising objectives; • changes in user demographics that make us less attractive to advertisers; • our inability to make our ads more relevant and effective; • any decision to serve contextually relevant or less personalized advertisements; • the availability, accuracy and utility of our analytics and measurement solutions that demonstrate the value of our advertisements, or our ability to further improve such tools; • changes to our data privacy practices (including those relating to protecting the security and integrity of our platform, our use of AI, as well those resulting from changes to laws, regulations, legal decisions, or third-party policies) that affect the type or manner of advertising that we are able to provide; • our inability to collect, process and share data which new or existing advertisers find useful; • competitive developments or advertiser perception of the value of our products; • product changes or advertising inventory management decisions we make that change the type, size or frequency of advertisements on our platform; • reductions of advertising due to users that upload content or take other actions that are deemed to be hostile, inappropriate, illicit, objectionable, illegal or otherwise not consistent with our advertisers’ brands; • the impact of invalid clicks or click fraud on our advertisements; • the failure of our advertising auction mechanism to target and price ads effectively; • decreases in user response rate to application notifications received from Pinterest, whether due to decreased user appreciation for notifications generally or changes in the manner notifications are delivered by mobile operating systems, which may decrease user engagement; • difficulty and frustration from advertisers who may need to reformat or change their advertisements to comply with our guidelines or experience challenges uploading and conforming their advertisements with our system requirements; • the macroeconomic conditions and the status of the advertising industry, such as fear of recession, inflation, the impact of tariffs and related retaliatory actions and other trade protection measures, supply chain issues and inventory and labor shortages, which could cause businesses to spend less on advertising and/or direct their advertising spend to larger companies that offer more traditional and widely accepted advertising products; • restrictions placed on, or the relevance of, ads outside of the United States; • adverse publicity, whether or not accurate, relating to us or to online platforms in general (including those relating to data security and protection and AI), may tarnish our reputation and erode advertisers’ confidence in our platform; • laws that allow users to opt out of the use of personal data or restrict the use of personal data of teens, which may limit or prohibit us and our customers from targeting advertising to users, including teens; and • the other risks and uncertainties described in this Annual Report on Form 10-K. These and other factors could reduce the amount that advertisers spend on our platform, or cause advertisers to stop advertising with us altogether. Our ecosystem of users and advertisers depends on our ability to attract, retain and engage our user base. If we fail to add new users or retain or recover users, or if users engage less with us, our business, revenue and financial results could be harmed. If current and potential users do not perceive their experience with our platform to be useful, or the content that we serve to them to be relevant to their personal taste and interests, we may not be able to attract new users, retain existing users, recover past users or maintain or increase the frequency and duration of users' engagement. User engagement fluctuates depending on factors beyond our control. For example, although we saw a higher number of users and higher user Part I 15 engagement during the peak of the COVID-19 pandemic in 2020, we experienced declines in the number of users and lower levels of user engagement as the COVID-19 pandemic subsided. We anticipate that our active user growth rate will decline over time if the size of our active user base increases or we achieve higher market penetration rates. As a result, our financial performance will increasingly depend on our ability to increase user engagement and our monetization efforts. Our platform particularly resonates with women, who comprise a significant majority of our total user base. In addition, our platform also resonates with the younger generation, as Gen Z users represent a large portion of our user base. We may not be able to further increase the number of users in these demographics and may need to increase the number of users in other demographics, such as men and international users, in order to grow our users. Further, we may make changes to our product that makes it less attractive for a particular demographic. There are many other factors that could negatively affect user growth, retention and engagement, including if: • our competitors mimic our products or product features or create more engaging platforms or products, including from the implementation of AI, causing users to utilize their products instead of, or more frequently than, our products; • we do not provide a compelling user experience because of the decisions we make regarding our products or the type and frequency of advertisements that we display; • our platform's brand is less, or no longer, relevant to users; • our content is not relevant to users’ personal taste and interests; • there is not a sufficient number of consumer products discoverable or actionable through our platform; • text, voice or visual search queries by users do not yield relevant results; • third parties do not permit or continue to permit their content to be displayed on our platform; • users have difficulty or are blocked from installing, updating or otherwise accessing our platform on mobile devices or web browsers; • there are changes in the amount of time users spend across all applications and platforms, including ours; • users use or spend more time on other platforms that they feel are more relevant or engaging in lieu of our platform; • we are unable to attract creators or publishers to create engaging and relevant content on our platform; • there is decreased engagement with our products, decreased efficiency of our advertising products, or failure to accept our terms of service as part of changes that we have implemented or may implement in the future, whether required or voluntarily, in connection with, for example, the GDPR, the Digital Services Act ("DSA"), the CCPA, and other international and U.S. federal and state privacy, youth and social media laws, among others; • technical or other problems frustrate the user experience, particularly if those problems prevent us from delivering our service in a fast and reliable manner; • we are unable to successfully educate users how to utilize new products and product features that we introduce, such as voice, video and shopping features; • users are located in countries with low smartphone penetration or with lack of cellular based data network since our products typically require high bandwidth data capabilities; • changes in regulations or our contractual arrangements that adversely impact our access to, and use of, zero-rating offers or other discounts or data usage for our platform; • we are unable to address user and advertiser concerns regarding the content, privacy and security of our platform; • we are unable to combat spam, harassment, cyberbullying, discriminatory, political or other harmful, hostile, inappropriate, misleading, abusive, offensive, or illegal content or usage on our products or services; • users adopt new technologies that block our products or services or where our products or services may be displaced in favor of other products or services, or may not be featured or otherwise available; • third-party initiatives that may enable greater use of our platform, including low-cost or discounted data plans, are discontinued; Part I 16

• merchants on Pinterest do not provide users with positive shopping experiences, for example, if products are not of the quality depicted on the platform or not readily available for purchase; • there are macro level conditions that are beyond our control; or • the other risks and uncertainties described in this Annual Report on Form 10-K occur. Our ability to serve advertisements on our platform, and therefore the value proposition for our advertisers, depends on the size and engagement of our user base. Our growth efforts are not currently focused on increasing the number of daily active users, and we do not anticipate that most of our users will become daily active users. Therefore, even if we are able to increase demand for our advertising products, we may not be able to deliver those advertisements if we cannot also increase the size and engagement of our user base, which could harm our business, revenue and financial results. Any decrease in user growth, retention or engagement could render our platform less attractive to users or advertisers. If we are not able to continue to provide content that is useful and relevant to users’ personal taste and interests or fail to take appropriate action on objectionable content or block objectionable practices by advertisers or third parties, user growth, retention or engagement could decline, which could result in the loss of advertisers and revenue. Our success depends on our ability to provide users with content, including advertisements and shopping content, that is useful and relevant to their personal taste and interests, which in turn, depends on the content contributed by our users, creators, publishers, advertisers, merchants and other third-party partners and the manner in which we present that content to users. We may not be able to effectively compete for content on our platform, may not be able to effectively partner with third-party content publishers or may get content that is not relevant, useful or inspiring to our users. The size of our user base and their level of engagement are critical to our success. If our platform is not perceived to be high-quality, relevant, reliable, trustworthy, or innovative, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. Users engage with content that is relevant to their country, language and gender preferences as well as their personal interests and intent. We may not always correctly or timely identify and serve content that is useful and relevant to users. In addition, new content and new or different forms of content we distribute may not have as much relevance for optimal distribution of the Pins as prior content and forms of content that have been saved repeatedly on our platform, which may result in lower user engagement with such content. Content that is not visually pleasing, is not intuitive or easy to use or is not in the desired language may not be engaging for users, especially in non-U.S. markets. If users do not believe that we offer content that is useful and relevant to their personal taste and interests, user growth, retention or engagement may decline, which could result in the loss of advertisers and revenue. Some of the actions that we may take to make our platform more positive and inspiring and make our content more useful and relevant may reduce traffic that we drive from our platform to the websites of third parties, which may reduce their willingness to contribute or continue availability of their content on our platform. We endeavor to keep divisive, disturbing or unsafe content off our platform by deactivating or limiting the distribution of certain types of content, even if this content would be permitted on other platforms, which could result in a decrease in user growth, retention or engagement. We apply significant judgment in making these determinations and may be unsuccessful in our efforts to remove this content in a manner that is (or is perceived to be) consistently applied and on a timely basis or at all, which could also result in a decrease in user growth, retention or engagement. We are also subject to investor, political, legal or regulatory scrutiny of the decisions we make regarding content we remove from our platform. Further, we may not be able to prevent users from misusing the content they discover on our platform, or misusing the platform itself, which may harm our brand and reputation and also deter users and advertisers from using our platform. If we fail to identify and remove from our platform advertisers and merchants who offer poor quality goods or fail to deliver goods to their customers, we may lose user confidence. In addition, controversies regarding content on other online platforms, such as the allegations of the impact of social media or online platforms on the mental health of users, may impact user engagement and advertising spending on our platform. Any of these factors could decrease our user growth, retention or engagement. We regularly monitor how our advertising affects users’ experiences in our effort to avoid delivering too many advertisements or irrelevant advertisements to users, and will, from time to time, change the number of advertisements or eliminate certain types of advertisements to maintain users’ satisfaction in the service. Further, advertisements may be placed near content that may not be relevant or inspiring which can deter advertisers from using our platform. Part I 17

From time to time, we make changes to our platform based on feedback provided by users or advertisers. These decisions may not produce the short-term or long-term benefits that we expect, in which case user growth, retention and engagement, our relationships with advertisers, and our business, revenue and financial results could be harmed. If we are unable to collect, process and use data because of data privacy laws, regulations, and legal decisions, it could impact our ability to effectively deliver relevant content. These laws, regulations, and legal decisions may also impact our ability to expand advertising on our platform, as they may impede our ability to sell or deliver targeted advertising and accurately measure our ad performance. Additionally, even if not prohibited by data privacy laws, regulations, and legal decisions, we may elect not to collect certain types of data if we believe doing so would be inconsistent with our users’ expectations, if the source is unreliable or for any other reason. These and other decisions we make related to data privacy, including with respect to the advertising performance measurement tools that we have developed and may develop in the future, may fall short of our users’ expectations, and even if we satisfy their expectations, the increase in media attention generally about online privacy and data protection may motivate users to take certain actions to protect their privacy. For these and other reasons, our users may elect not to allow data sharing or use. This could impact our ability to deliver relevant content aligned with users’ personal taste and interests. Additionally, the impact of these developments may disproportionately affect our business in comparison to certain peers in the technology sector that, by virtue of the scope and breadth of their operations or user base, have greater access to user data. Since substantially all our revenue is generated from advertising, our inability to serve the volume of advertisements desired by our advertisers may deter new or existing advertisers from using our platform. We may be unable to compete effectively for users. We face significant competition to attract, retain and engage users and for their time and attention. We compete with consumer internet companies that are either tools (search, e-commerce, creator tools) or media (newsfeeds, video, social networks). We compete with large, established companies and companies that offer widely used products, such as Amazon, Meta (including Facebook, Instagram, Threads and MetaAI), Google (including Gemini, Lens and YouTube), OpenAI (including ChatGPT), Snap, Reddit, TikTok and X, which provide their users with a variety of online products, services, content (including video), and other offerings, and advertising offerings, including web search engines, social networks and other means of discovering, using or acquiring goods and services. Several of these competitors have longer operating histories, significantly greater financial, infrastructure, technical, research, marketing and other resources and larger user bases than we do. Several of these competitors also have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more relevant content. Our competitors have previously and may continue to develop technology, products, services or interfaces that are similar to our existing and future products quickly and at scale, or that achieve greater market acceptance than our products, including by users, advertisers, creators, publishers and other third parties. We may face additional competition with the introduction of new technologies and market entrants. For example, consumers may increasingly search for products using chatbots, virtual assistants or other generative AI technologies powered by large language models. Some of our competitors also operate existing products that have significant market power in certain market sectors and could use that market power to advance their own products or services that compete with ours. For example, many of our competitors have introduced shopping platforms and/or expanded their video- or voice-based and live shopping experiences. These competitors may engage in more extensive research and development efforts and undertake more extensive marketing campaigns, which may allow them to build larger, more engaged user bases than ours. Also, some of our existing or potential competitors operate products or services from which we currently derive substantial value, such as search engines and email, and those competitors could reduce or eliminate the value and information we receive. We also face competition from smaller companies in one or more high-value verticals that offer users engaging content and commerce opportunities through similar technology, products, features or services to ours. In addition, emerging startups may be able to innovate and provide technology, products, services or features similar to ours or before us. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in user preferences. Barriers to entry in our industry are low and may be further lowered by commercial AI tools, and our intellectual property rights may not be sufficient to prevent competitors from launching comparable products or services. In emerging international markets, where mobile devices often lack large storage capabilities, we may also compete with other applications for the limited space available on a user’s mobile device. Part I 18

In addition to the above, we believe that our ability to compete for users depends upon many factors both within and beyond our control, including: • the usefulness, novelty, performance and reliability of our platform compared to those of our competitors; • the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors; • our brand strength relative to our competitors; and • the other risks and uncertainties described in this Annual Report on Form 10-K. We may be unable to compete effectively for advertisers. We face significant competition for advertising revenue across a variety of formats. To compete effectively, we must enable our advertisers to easily create content and buy, forecast, optimize and measure the performance of advertising on our platform. In order to grow our revenue and improve our operating results, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products, as well as more robust tools to measure the effectiveness of advertising campaigns. Some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services to gain additional share of advertising spend. They have large distributed sales forces and an increasing amount of control over mobile distribution channels. These competitors’ economies of scale allow them to have access to larger volumes of data and platforms that are used on a more frequent basis than ours, which may enable them to better understand their user base and develop and deliver more targeted advertising. They may not need to rely on third-party data, including data provided by advertisers, in order to effectively target the campaigns of advertisers, which could make their advertising products more attractive to advertisers than ours as third-party data becomes less available to us, whether because of regulatory changes, privacy concerns or other reasons. If we are unable to provide our advertisers with the ability to effectively target their advertising campaigns, or if our advertisers do not believe that our value proposition is as compelling as those of our competitors, we may not be able to attract new advertisers or retain existing ones. We believe that our ability to compete for advertisers depends upon many factors both within and beyond our control, including: • sales, marketing, customer service and support efforts; • first- and third-party data available to us relative to our competitors; • ease of use, performance, price and reliability of solutions developed either by us or our competitors; • the attractiveness and volume of our product and service offerings (including pricing and measurement tools) compared to those of our competitors; • the strength of our advertiser relationships and offerings compared to those of our competitors; • the ease with which our advertising products fit into existing advertiser budgets compared to those of our competitors; • positions or actions taken by us, users, advertisers or other third parties that may impact our brand and reputation or the desirability of advertising on online platforms in general; and • the other risks and uncertainties described in this Annual Report on Form 10-K. We may not be able to develop effective products and tools for advertisers. Growth in our advertising revenue depends on our ability to continue to develop and offer effective products and tools for advertisers. New ad formats that take up more space on our platform may result in fewer impressions. As the advertising market generates and develops new concepts and technologies, we have incurred, and may in the future incur, additional costs to implement more effective products and tools. We may introduce changes to our existing ad products or develop and introduce new and unproven ad products with which we have little or no prior experience. For example, as we execute on our business strategy of transitioning to provide full funnel advertising solutions there is no guarantee that the lower funnel performance advertising solutions that we have developed and that we may develop in the future will be attractive to or effective for advertisers or that we will otherwise be successful in executing on this strategy. Each of these could result in unintended outcomes or results that are not well received by advertisers. In addition, if new or enhanced ad products fail to attract or retain advertisers, we may fail to generate sufficient revenue. Further, continuing to develop and Part I 19 improve these products and tools may require significant time and resources and additional investment. If we cannot continue to develop and improve our advertising products and tools in a timely fashion, or if our advertising products and tools are not well received by advertisers, our advertising revenue could be adversely affected. If we do not develop successful new products or improve existing ones, our business may suffer. We may also invest in new products that fail to attract or retain users or generate revenue. Our ability to grow, retain and engage our user base and therefore increase our revenue depends on our ability to successfully enhance our existing products and create new products, both independently and in conjunction with platform developers or other third parties, and to do so quickly. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience. Our focus on innovation and experimentation could result in unintended outcomes or decisions that are poorly received by users. If new or enhanced products fail to engage our users, we may fail to generate sufficient revenue, operating margin or other value to justify our investments. We also may develop new products that may increase user engagement and costs that may not increase revenue or that may not be fully integrated into the user experience. Further, our products often require users to learn new behaviors that may not always be intuitive to them. To the extent that new users are less willing to invest the time to learn to use our products, or if we are unable to make our products easier to learn to use, our user growth, retention or engagement could be negatively affected. We continue to develop our international growth strategy and may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks. We continue to develop and evolve our international growth strategy and may adjust the way we expand our business operations outside the United States. We may limit our expansion or decrease our operations in certain international markets, including discontinuing advertising in those markets or not monetizing those markets at all. Alternatively, we may enter new international markets and expand in existing markets where we have limited or no experience in deploying our service or selling advertisements. In certain international jurisdictions, we rely on sales teams comprised of contractors, over whom we have limited control compared to our employees. We may launch our advertising platform in countries where we do not have sales staffing in place, where market perception of our service and ad platform may be low or where our audience size in a given market may be low relative to advertiser expectations, all or any of which could limit our ability to monetize those countries. In addition, as part of our growth and monetization strategy in markets outside the United States, we are working to partner with local third-party sales organizations, which we refer to as resellers. However, there is no guarantee that resellers will choose to work with us or be willing to invest the time and resources required to train their staff to effectively sell our platform or that this strategy will be successful to increase average revenue per user in these markets. Further, in order to expand successfully, we need to offer content and products that are customized and relevant to local users and advertisers, which requires significant investment of time and resources. We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base and advertiser base globally. These risks include: • political, social and economic instability, including armed conflict or hostilities, such as the ongoing situations in Ukraine and the Middle East; • selective or inconsistent government regulatory action or enforcement; • fluctuations in currency exchange rates and restrictions on currency conversions; • higher levels of credit risk and payment fraud; • enhanced difficulties of integrating any foreign acquisitions; • lower ARPU from users in developing economies; • reduced protection for intellectual property rights in some countries; • difficulties in staffing and managing global operations and the increased travel, infrastructure and legal and tax compliance costs associated with multiple international locations and subsidiaries; • different regulations and practices with respect to employee/employer relationships, existence of workers’ councils and labor unions, and other challenges caused by distance, language and cultural differences, making it harder to do business in certain international jurisdictions; Part I 20

• increasing labor costs due to high wage inflation in certain international jurisdictions; • compliance with statutory requirements relating to our equity; • regulations that might add difficulties in repatriating cash earned outside the United States and otherwise prevent us from freely moving cash; • import and export controls and restrictions and changes in trade regulations, including sanctions or increased or new tariffs and related retaliatory actions or other trade protection measures; • compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws in other jurisdictions; • compliance with laws governing supply chains and related business operations; • compliance with environmental, social and governance (ESG) laws and with GDPR and similar data privacy and data protection laws; • compliance with laws such as those relating to online safety, intermediary liability or content moderation (such as laws restricting advertising to protect teens), or that might require us to provide user information, including confidential information, to local authorities or add significant requirements that make it difficult to operate in that jurisdiction; • macroeconomic conditions, such as inflation and labor shortage which had an impact on the pace of our global expansion; • compliance with multiple tax jurisdictions and management of tax impact of global operations; and • the other risks and uncertainties described in this Annual Report on Form 10-K. If we are unable to execute our strategy on international growth and manage the complexity of global operations successfully, our business, revenue and financial results could be harmed. We may not be able to effectively manage the growth of our business. Although we experienced rapid growth in our initial years, we have not seen the same level of rapid growth more recently and cannot assure you that our business will grow at those same rates or at all. The growth and expansion of our business and product offerings and the increase in full-time employees place significant challenges on our management, operational and financial resources, including managing multiple relationships with users, creators, publishers, advertisers, technology licensors and other third parties. If we continue to grow our operations or the number of our third-party relationships, our technology systems, procedures or internal controls may not be adequate. Advancements in technology such as AI and machine learning are changing the way people work by automating tasks, enhancing communication, and improving decision-making processes, and our business may be harmed or we may face competitive disadvantage if we are slow to adopt these new technologies. Further, we may not be able to continue to develop or maintain a long-term growth strategy, execute the strategy effectively, or effectively manage the growth of our business. For example, during times of challenging macroeconomic conditions, we make decisions from time to time to save costs in certain ways that could adversely affect our business, operations, revenue and financial results. We utilize a flexible work model and, as a result, a majority of our employees work remotely. Accordingly, we are required to implement more complex organizational management strategies. We may also find it increasingly difficult to preserve our workplace culture as we grow, particularly given our flexible work model, which could impact our ability to quickly develop and launch new and innovative products and adequately oversee employees and business functions. We make decisions consistent with our mission and values that may reduce our short- or medium-term operating results. Our mission—to bring everyone the inspiration to create a life they love—and company values are integral to everything we do. We frequently make decisions regarding our business and platform in accordance with our mission and values that may reduce our short- or medium-term operating results if we believe those decisions will improve the experiences of users, advertisers, content creators, employees or our community, and therefore benefit our business. For example, we may choose to remove content that we have determined does not create an inspiring and positive experience for users or revise our policies in ways that decrease user engagement. These decisions may not be consistent with the expectations of third parties and subject us to investor, political, legal or regulatory scrutiny. Any longer-term benefits may not materialize within the time frame we expect or at all. Part I 21

We may not successfully execute or achieve the expected benefits of our restructuring plan, which could adversely affect our business. During the first quarter of 2026, we initiated a global restructuring plan (the “Plan”) to support our transformation initiatives of reallocating resources to AI-focused roles and teams that drive AI adoption and execution, prioritizing AI- powered products and capabilities, and accelerating the transformation of our sales and go-to-market approach. The Plan could adversely affect our business and results of operations due to any of the following: requiring costs, charges and impacts to cash flows greater than anticipated; adversely affecting our internal programs and our ability to recruit and retain skilled and motivated personnel; being distracting to employees and management; negatively impacting our business operations and reputation with or ability to serve customers; not generating the intended benefits to the extent or as quickly as anticipated; and not being able to exit or reduce office space as anticipated. We may acquire other businesses, talent or technology, which could require significant management attention, disrupt our business and dilute stockholder value. As part of our business strategy, we have made and intend to make acquisitions to add specialized employees and complementary companies, products or technologies. For example, in the fourth quarter of 2025, we announced entry into a definitive agreement to acquire tvScientific, Inc. Our previous and future acquisitions may not achieve our goals, and we may not realize benefits from acquisitions we make in the future. Any acquisitions, including the integration process will require significant time and resources, and we may not be able to manage the process successfully. If we fail to successfully integrate acquisitions, or the personnel or technologies associated with those acquisitions, the business, revenue and financial results of the combined company could be harmed. Our acquisition strategy may change over time and future acquisitions we complete could be viewed negatively by users, advertisers, investors or other parties with whom we do business. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition, including accounting charges. We may also incur unanticipated liabilities that we assume as a result of acquiring companies. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our securities. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing or cash from operations. The issuance of equity to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. In the future, we may not be able to find other suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. We may not be able to successfully complete announced transactions on a timely basis or at all, and our acquisitions are subject to scrutiny from regulators, which could block, delay or impose conditions (such as divestitures, ownership or operational restrictions or other structural or behavioral remedies) on the completion of transactions or the integration of acquired operations. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, revenue and financial results. Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser base could be impaired. We believe that our brand, identity and reputation have significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Pinterest” brand and reputation is critical to retaining and growing our user, creator, publisher and advertiser base. Maintaining and enhancing our brand and reputation depends largely on our content moderation practices and our continued ability to provide high-quality, relevant, reliable, trustworthy and innovative products, which may require substantial investment and may not be successful, as well as application of our content moderation practices. From time to time, we introduce new products or updates to existing products that require users to agree to new terms of service that users may not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if users do not think the advertisements help them accomplish their objectives, or view the advertisements as intrusive, annoying or misleading or have poor experiences with our advertisers. In addition, our brand, identity and reputation may be adversely affected by perceptions of online platforms in general, including perceptions resulting from factors unrelated to the company’s actions or the content or actions of users, such as past boycotts of Facebook and X by some advertisers or allegations of the impact of social media on the mental health of users. Our brand and reputation could also be negatively affected by the content or actions of our users that are deemed to be harmful or inappropriate to other users, by the actions of our users acting under false or inauthentic identities, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our platform for Part I 22 illicit, illegal or objectionable ends, any of which could be facilitated or augmented by the use of AI technologies, including generative AI. We also may fail to respond expeditiously to the sharing of illegal, illicit or objectionable content on our platform or objectionable practices by advertisers, or to otherwise address user or advertiser concerns, which could erode confidence in our brand and damage our reputation. We expect that our ability to enforce our policies against this content in a consistently applied manner and on a timely basis or at all may decrease as the number of users grows, as the amount of content on the platform increases or as we expand our product and service offerings. Any governmental or regulatory inquiry, investigation or action, including based on the appearance of illegal, illicit or objectionable content on our platform, our business practices, or failure to comply with laws and regulations, including as a result of changes in government administration and policy positions, could damage our brand and reputation, regardless of the outcome. We have experienced, and expect to continue to experience, media, legislative, governmental, regulatory, investor and other third-party scrutiny of our decisions. Any scrutiny, inquiry, investigation or action, including regarding our data privacy, copyright, content, employment or other practices, workplace culture, charitable giving, product changes, product quality, litigation or regulatory action or regarding the actions of our employees, users or advertisers or other issues, may harm our brand and reputation. In addition, scrutiny of other companies in our industry, including their impact on user “screen time” or their content policies or data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter users, creators, publishers or advertisers from using our platform. Adverse publicity, regardless of its accuracy, relating to events or activities attributed to us, our employees, third-party vendors, users, creators, publishers or our advertisers, or to online platforms in general, may tarnish our reputation and reduce the value of our brand. If we fail to promote and maintain the “Pinterest” brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, revenue and financial results could be harmed. In addition, parental or general public perception of our industry or our Company in particular could adversely affect the size, demographics, engagement, and loyalty of our user base. Continued development and use of AI may result in reputational harm, liability, or other adverse consequences to our business operations. We use machine learning and AI technologies in our products and services, and we are making investments in expanding our AI capabilities, including ongoing deployment and improvement of existing machine learning and AI technologies, as well as developing new product features using AI technologies. There are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our profitability. AI technologies are complex and rapidly evolving, and we face significant potential disruption from other companies, particularly as internet companies utilize AI to introduce new methods of search and discovery for consumers and AI reduces barriers to entry to compete with our products and services, as well as an evolving regulatory landscape. The continued integration of any AI technologies into our products can result in new or enhanced governmental or regulatory scrutiny, intellectual property claims, litigation, confidentiality or privacy and security risks, ethical concerns, negative user perceptions as to automation and AI, or other complications that could adversely affect our business, reputation, or financial results. As a result of the complexity and rapid development of AI, it is also the subject of evolving review by various U.S. governmental and regulatory agencies, and other foreign jurisdictions are applying, or are considering applying, their platform moderation, intellectual property, cybersecurity, and data protection laws to AI and/ or are considering general legal frameworks on AI. For example, the European Union's Artificial Intelligence Act (“EU AI Act”) came into effect in August 2024 and has various requirements that are principally focused on creating transparency with respect to generative AI systems and AI-generated content. Penalties for non-compliance with the EU AI Act include fines as high as 7% of a company’s global annual revenue. We may not always be able to anticipate the necessary response to these frameworks given they are still rapidly evolving. We may also have to expend resources to adjust our product or service offerings in certain jurisdictions if the legal frameworks governing the use of AI are not consistent across jurisdictions. Other companies may develop AI features and technologies that are similar or superior to our technologies, are more cost- effective to develop and deploy or that otherwise achieve more timely or successful market acceptance. Given the long history of development in the AI sector, other parties may have (or in the future may obtain) patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own AI features. Our AI initiatives also depend on our access to data to effectively train our models. Uncertainty around new and emerging AI technologies, such as generative AI, may require additional investment in the development of appropriate protections and safeguards for handling the use of data with AI technologies, which may be Part I 23 costly and could impact our expenses as we expand the use of AI into our product or service offerings. AI technologies, including generative AI, may create content that is factually inaccurate or flawed, or otherwise unlawful, harmful or policy- violating. Such content may expose us to brand or reputational harm and/or legal liability. It is also uncertain how various laws related to online services, intermediary liability, copyright and other issues will apply to content generated by AI. For example, we use generative AI which, despite our best efforts, may generate content that is not relevant or useful to our users and can subject us to risks related to harmful content, accuracy, bias, discrimination, toxicity, intellectual property infringement or misappropriation, defamation, data privacy, cybersecurity, and sanctions and export controls, among others. The use of certain AI technologies presents emerging ethical and social issues, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on users or on society as a whole, we may experience brand or reputational harm, competitive harm, and/or legal liability. As such, it is not possible to predict all of the risks related to the use of AI, and developments in regulatory frameworks governing the use of AI and in related stakeholder expectations may adversely affect our ability to develop and use AI or subject us to liability. Risks Related to Data, Security and Privacy If our security is compromised, or users or advertisers believe our security has been compromised, we could lose the trust of users, creators, publishers and advertisers who may use our platform less or may stop using our platform altogether, our reputation and business could be harmed. As an online platform, we are frequently targeted by cybersecurity attacks because we receive, process, use, store, and share digitally large amounts of data, including user data as well as confidential, sensitive, proprietary, and personal information in the ordinary course of our business. There can be no assurance that any cybersecurity attack or incident will not be material or ultimately result in significant legal, financial, and reputational harm, including government inquiries, enforcement actions, litigation, and negative publicity. Our efforts to protect our internal data or the information that users, creators, publishers and advertisers and other partners have shared with us may be unsuccessful due to the actions of third parties, software bugs, misconfigurations, vulnerabilities or other technical malfunctions, cybersecurity attacks, employee error or malfeasance, hacking, ransomware, viruses or other factors. In addition, third parties have in the past and may in the future attempt to induce our personnel, users, creators, publishers, advertisers or vendors to disclose information to gain access to our data, advertisers' data or users’ data. Further, because the login credentials or passwords employed by users to access our platform may be similar to or the same as the ones that they use in connection with other platforms or websites, a breach in the security of those platforms or websites can allow third parties to gain unauthorized access to users’ accounts on our platform. If any of the events described above occur, our information or personnel's, users', creators', publishers' or advertisers' information could be accessed or disclosed improperly. If a third-party gains unauthorized access to our platform, they may, among other things, post malicious spam and other content on our platform using a user’s, creator's, publishers' or advertiser’s account, which could negatively affect our platform, reputation, and business. Some third parties, including advertisers and vendors, store information that we share with them on their networks. If these third parties fail to implement adequate data-security practices or fail to comply with our terms and policies, users’ data may be improperly accessed, used or disclosed. Even if these third parties take all the necessary precautions, their networks may still suffer a breach, which could compromise the data we share with them. Any incidents where personnel's, users’, creators', publishers', advertisers' or our information is accessed without authorization or is improperly used, or incidents that violate our privacy policy, terms of service or other policies, or the perception that an incident has occurred, could damage our brand and reputation, adversely impact our competitive position and result in significant costs. We may be required or choose to notify government authorities or affected personnel or users regarding security incidents, and government authorities or affected personnel, users, creators, publishers or advertisers could initiate legal or regulatory action against us over those incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. It may be difficult and costly to detect, investigate, mitigate, contain, and remediate a cybersecurity incident and our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. Further, there can be no assurance that our insurance coverage will be sufficient to compensate for related losses resulting from a cybersecurity incident. Part I 24

In addition, we may expend significant resources or modify our business activities to adopt additional measures designed to protect against security incidents. Certain data privacy and security obligations require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our systems and sensitive information. While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Maintaining the trust of users, creators, publishers and advertisers is important to sustain user and advertiser growth, retention and engagement, and we may incur significant costs in an effort to detect and prevent security incidents. Concerns over our information security or data privacy practices, whether actual or unfounded, can subject us to negative publicity and damage our brand and reputation and deter users, creators, publishers and advertisers from using our platform. Our ability to attract and retain advertisers depends on our ability to collect, process and use data and develop tools to enable us to effectively deliver and accurately measure advertisements on our platform. Most advertisers rely on tools that measure the effectiveness of their ad campaigns in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our revenue may be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign on our platform is critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers. We are continuing to develop and improve these tools and such efforts have and are likely to continue to require significant time and resources and additional investment, and in some cases we have relied on and may in the future rely on third parties to provide data and technology needed to provide certain measurement data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, or the measurement results are inconsistent with advertiser goals, our advertising revenue could be adversely affected. Many existing advertiser tools that measure the effectiveness of advertising do not account for the role of advertising early in a user's decision-making process, which is when many users come to our platform. Instead, these tools measure the last ad or content that was exposed to the user that gets credit for influencing any user’s purchase or action. As a result, we may not be able to demonstrate and measure for our advertisers the value of engaging with a user during the early intent phase. In addition, web and mobile browser developers, such as Apple, Microsoft or Google, have implemented and may continue to implement changes, including requiring additional user permissions, in their browser or device operating system that impair our ability to measure and improve the effectiveness of advertising on our platform. Such changes include limiting the use of cookies and related tracking technologies, such as mobile advertising identifiers, and other changes that limit our ability to communicate with or understand the identity of our users or our ability to collect or use information that allows us to attribute user actions on advertisers’ websites to the effectiveness of advertising campaigns run on our platform. For example, Apple's Intelligent Tracking Prevention (“ITP”) feature in its Safari browser blocks some or all third- party cookies by default on mobile and desktop and has become increasingly restrictive over time. Apple's related Privacy- Preserving Ad Click attribution ("PPAC"), intended to preserve some of the functionality lost with ITP, would limit cross- site and cross-device attribution, prevent measurement outside a narrowly-defined attribution window, and prevent ad re- targeting and optimization. Further, Apple implemented certain changes, including an AppTrackingTransparency framework that limits the ability of mobile applications to obtain access to an iOS device’s advertising identifier and affects our ability to track user actions off our platform and connect their interactions with on-platform advertising. All these restrictions described above make it more difficult for us to provide the most relevant ads to our users, measure the effectiveness of, and to re-target and optimize, advertising on our platform. We have developed the Pinterest Conversions API and other measurement tools to address these restrictions, which are all designed to mitigate loss of conversion signal. However, there is no guarantee that advertisers will use this technology or future technologies that we develop, or that these technologies will otherwise be effective to improve conversion visibility and enable the use of conversion data for retargeting in future advertising campaigns. Advertisers may also prioritize integrations with larger platforms due to larger spend concentration. All of this may result in advertisers spending less or not at all, on our platform and prefer larger platforms like Facebook and Google that have more capabilities to help advertisers measure their conversions. Part I 25

Developers may release additional technology that further inhibits our ability to collect or use data that allows us to measure the effectiveness of advertising on our platform. Any other restriction, whether by law, regulation, policy (including third-party policies) or otherwise, on our ability to collect, process and share data that our advertisers find useful, our ability to use or benefit from tracking and measurement technologies, including cookies, or that further reduces our ability to measure the effectiveness of advertising on our platform would impede our ability to attract, grow and retain advertisers. Advertisers and other third parties who provide data that helps us deliver personalized, relevant advertising may restrict or stop sharing this data. If they stop sharing this data with us, it may not be possible for us to collect this data within the product or from another source. We rely heavily on our ability to collect, process and share data and metrics for our advertisers to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform. We receive, process, store, use and share data, some of which contains personal information, which subjects us to complex and evolving governmental regulation and other legal obligations related to data privacy, data protection and other matters, which are subject to change and uncertain interpretation. We receive, process, store, use and share data, some of which contains personal information. There are numerous federal, state, local and foreign laws and regulations regarding matters central to our business, data privacy and the collection, storing, sharing, use, processing, disclosure and protection of personal information and other data from users, employees and business partners, the scope of which are regularly changing, subject to uncertain and differing interpretations and may be inconsistent among countries or states or conflict with other rules. The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and as the focus on data privacy and data protection increases globally, we are, and will continue to be, subject to varied and evolving data privacy and data protection laws. We are subject to GDPR which expands the rights of individuals to control how their personal data is processed, includes restrictions on the use of personal data of minors (including teens), creates new regulatory and operational requirements for processing personal data (particularly in the case of a data breach), increases requirements for security and confidentiality, restricts transfers of data outside of the European Economic Area ("EEA") and provides for significant penalties for non-compliance, including fines of up to 4% of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious infringements. Additionally, we have historically relied upon multiple legally valid transfer mechanisms to transfer certain personal data outside of the EEA, including the EU-U.S. Privacy Shield Framework and Standard Contractual Clauses (SCCs). The Court of Justice of the European Union ruled that the EU-U.S. Privacy Shield is an invalid transfer mechanism, but upheld the validity of the SCCs subject to future elaboration of additional safeguards by regulators such as specific “supplemental measures” that should be undertaken to protect EU data subjects. While the EU Commission has approved a new EU-U.S Data Privacy Framework, of which Pinterest is a participant, the validity of data transfer mechanisms and additional safeguards remains subject to legal, regulatory, and political review and developments in both Europe and the U.S. The invalidation of data transfer mechanisms, or the potential invalidation of additional safeguards could have a significant adverse impact on our ability to process and transfer UK and EEA user personal data outside of the EEA. The State of California enacted the CCPA which requires companies that process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new private right of action for data breaches. Other states have also enacted privacy laws similar to the CCPA, which became operative recently or will become operative in the next few years, with these providing consumers with similar abilities to opt-out of certain data sharing and to limit the use of certain data for targeted advertising. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretations of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply and may disproportionately affect our business in comparison to our peers that have greater resources. These laws and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance. In addition, the privacy of teens’ personal data collected online, and use of commercial websites, applications, online services, or other interactive platforms, generally, are also becoming increasingly scrutinized. Regulations focused on online safety and protection of teens’ privacy online may require us to change our services and incur costs to do so. Moreover, various laws to restrict or govern the use of commercial websites, applications, online services, or other Part I 26 interactive platforms by teens have passed or have been proposed, including laws: prohibiting offering services to teens, prohibiting showing teens advertising, requiring age verification or assurance, limiting the use of teens’ personal data, and requiring parental consent or providing for other parental rights. These laws may be, or in some cases already have been, subject to legal challenges and changing interpretations, which may further complicate our efforts to comply with laws applicable to us. These new laws may result in restrictions on the use of certain of our products or services by teens, the inability to offer certain products and services to teens, decrease users or user engagement in those jurisdictions, require changes to our products and services to achieve compliance, decrease our advertising and subscription revenue, and increase legal risk, compliance costs and potential fines for us and our third-party partners. Privacy advocates and industry groups have proposed, and may propose in the future, standards with which we are legally obligated to comply. Moreover, we are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We also publish privacy policies, marketing materials, and other statements regarding data privacy and security, including statements relied on by our users, advertisers, and business partners. In addition, we may be required to submit privacy impact assessments to certain regulators. If these policies, materials, impact assessments, or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences, including class-action litigation or mass arbitration demands. Any failure or perceived failure by us to comply with our privacy policies, data privacy-related obligations to users or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure to comply with these laws and regulations, or regulatory scrutiny, can result in governmental enforcement actions or litigation that could expose our business to substantial financial penalties, or other monetary or non-monetary relief, negative publicity, loss of confidence in our products, decline in user or advertiser growth or damage to our brand and reputation. Companies in the technology industry have recently experienced increased regulatory scrutiny relating to data privacy and data protection, and we have become subject to enhanced scrutiny and enforcement actions from regulators to ensure compliance with data privacy and data protection laws and regulations. The GDPR, U.S. state privacy laws, youth social media and privacy laws, and other such laws and regulations impose new and burdensome obligations, and include substantial uncertainty as to their interpretation, and we are subject to challenges in addressing their requirements, which could result in fines or penalties, lead us to change our data privacy policies and practices, how our product currently operates, and limit our ability to deliver personalized advertising by, for example, requiring users to opt-in to personalized advertising. Public statements and complaints against us by consumer advocacy groups or others could also cause users to lose trust in us, which could result in declines in user growth, retention or engagement and have an adverse effect on our brand, reputation and business. Additionally, if third parties that we work with, such as advertisers, service providers, partners or developers, violate applicable laws or our policies, these violations may also put users’ information at risk. The implementation and enforcement, including through private rights of action, of these increasingly complex, onerous, or divergent laws and regulations, and the introduction, interpretation, or revision of any new such laws or regulations, with respect to privacy, security, data protection, and our industry are uncertain and may further complicate compliance efforts, lead to fragmentation of the service, and may increase legal risk and compliance costs for us and our third-party partners, or decrease the perceived usefulness of our service to our users and advertisers. For example, some state privacy laws are currently being challenged, and litigation in this space could impact the privacy rights of our community, which in turn may negatively impact users' experience, trust, and satisfaction and decrease their engagement with our products. Many of these obligations are becoming increasingly stringent and subject to rapid change and uncertain interpretation. Preparing for and complying with these obligations requires us to devote significant resources, and there is no guarantee that our compliance efforts to date, or in the future, will be deemed compliant or sufficient. Any significant change to applicable laws, regulations or industry practices, or to interpretations of existing laws and regulations, regarding the use or disclosure of users’ data, or regarding requirements around obtaining consent from users for the use and disclosure of such data, could require us to modify our products to allow for limited data use, possibly in a material manner, and may limit our ability to develop new products that make use of the data that users voluntarily share. There currently are a number of proposals pending before federal, state and foreign legislative and regulatory bodies. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our service, particularly as we expand our operations internationally. Part I 27

Risks Related to Our Business Operations Our business depends on our ability to maintain and scale our technology infrastructure, including speed and availability of our service. Our reputation and ability to attract, retain and serve users, content creators and advertisers are dependent upon the reliable performance of our service and our underlying technology infrastructure and content delivery processes. From time to time, we experience interruptions in or disruptions of our systems. If our platform is unavailable when users, content creators or advertisers attempt to access it, if it does not load as quickly as they expect or if their content is not saved, users may not return to our platform as often in the future, or at all. Our advertisers must be able to easily buy, forecast, optimize and measure the performance of ads on a responsive and stable platform. Advertisers will not continue to do business with us if our technology infrastructure is not reliable. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could harm our business. We have gaps in our ability to deploy changes safely to the site, which increases the risk of disruptive intentional and unintentional (and potentially premature) updates and changes being made directly to our live platforms and services. As our user, content and advertiser base, number of actionable consumer products, sophistication of our machine learning models and the volume and types of information shared on our service continue to grow, we will need an increasing amount of technology infrastructure, including network capacity and computing power, to continue to satisfy the needs of users, content creators and advertisers, which could increase our costs. We may be unable to effectively scale and grow our technology infrastructure to accommodate these increased demands or to achieve our business objectives. Further, in the event of a systems failure, employee error, failure or interruption of services by AWS, or malicious intent by employees or third parties, we may lose all or substantial amounts of data and we may not be able to recover such data quickly or at all. In addition, our systems and operations are vulnerable to damage, delays or interruptions from fire, flood, power loss, telecommunications failure, spikes in usage volume, epidemics, pandemic and other public health emergencies, terrorist attacks, acts of war, geopolitical conflicts, other physical security threats, cyber-security attacks, earthquakes, the effects of climate change, power and space shortages in our cloud infrastructure and other events beyond our control. We are particularly vulnerable to these types of events because our cloud computing infrastructure is currently located in one geographic region. In addition, the substantial majority of our employees are located in California, which has historically experienced, and may continue to experience, climate-related events including drought and water scarcity, warmer temperatures, wildfires and air quality impacts and power shut-offs. If there is a catastrophic failure involving our systems or major disruptive event affecting our headquarters or the San Francisco area in general, we may be unable to operate our service. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services and could cause us to incur substantial expense. Climate-related events, including the increasing frequency of extreme weather events and their impact, have the potential to disrupt our business and/or the business of our third-party suppliers and partners. Any of the foregoing events can result in users being subject to service disruptions or outages and we may not be able to recover our technical infrastructure and user data in a timely manner to restart or provide our services. A substantial portion of our technology infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic or cause our platform to become unavailable. We exercise little control over these providers and have limited line of sight into their governance, and any financial or other difficulties these providers face may harm our business. The occurrence of any of the foregoing risks could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such risks or may be insufficient to compensate us for losses that may occur. These events may result in distraction of management, loss of revenue and costs from litigation and enforcement. In addition, they could also result in significant expense to repair or replace damaged facilities and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products could materially harm our reputation and business. The failure to attract and retain highly qualified personnel, or loss of one or more of our key personnel, could harm our business, revenue and financial results. We currently depend on the continued services and performance of our key personnel, including William Ready and others. Mr. Ready's employment, and the employment of our other key personnel, is at will, which means they may resign or be terminated for any reason at any time. Similarly, Mr. Silbermann is currently non-executive Chair of the Board and Part I 28 may resign at any time. In addition, much of our key technology and systems are custom-made for our business by our personnel. The loss of key personnel, including key members of management as well as our computer vision, AI, machine learning, design, marketing, sales and product development personnel, could disrupt our operations and harm our business. This risk is particularly heightened in an environment where companies, including us, slow down hiring or reduce their workforce, as we have done under the Plan, which involves the reduction of our workforce, and will continue to find ways to further reduce costs due to macroeconomic conditions. In addition, it is important to our business to attract and retain highly talented personnel, particularly engineers with expertise in computer vision, AI and machine learning. We have found and may continue to find our recruiting and retention efforts more challenging because the marketplace for talent is highly competitive, particularly as a result of our workforce reduction under the Plan. Certain legal, regulatory, and policy developments, such as changes to policies and requirements regarding immigration and visas, may also negatively impact our ability to attract, hire and retain highly talented personnel, or may lead to public scrutiny, investigations, litigation, and regulatory or other proceedings related to our policies and procedures. The incentives provided by our stock option grants, restricted stock grants and restricted stock unit grants, or by other compensation and benefits arrangements, may not be effective to attract and retain employees, especially as a result of continued fluctuations in our stock price. We may also be required to enhance wages, benefits and non-equity incentives. If we are unable to meet employees' and potential employees' expectations, we may experience difficulties attracting and retaining personnel. Further, our ongoing efforts to implement terms of the settlement agreement with respect to certain derivative lawsuits and resolve certain related allegations or claims have resulted in, and will continue to result in, increased costs, as well as consuming management's time and attention. Further, there has been increased scrutiny of companies' human capital management practices and initiatives. If efforts around inclusion and belonging are perceived as insufficient or overdone, we may not be able to attract and retain talent, we may be subject to public scrutiny, investigations, litigation, and regulatory and other proceedings and our brand and reputation and stock price may be harmed. We currently have a flexible work model which provides for a more distributed workforce. Our work strategy, including our efforts related to employee onboarding, training and development and retention may not be successful. Further, our work strategy may continue to evolve and may not meet the needs of our existing and potential future employees, and they may prefer work models offered by other companies. If we do not succeed in attracting and retaining highly qualified personnel or the financial resources required to do so increase, we may not be able to meet our business objectives. Risks Arising from Our Reliance on Third Parties We depend in part on online application stores and internet search engines to direct traffic and refer new users to our platform. When these online application stores or search engines’ methodologies and policies are modified or enforced in ways we do not anticipate, or when our search results page rankings decline for other reasons, traffic to our platform or user growth, retention and engagement has declined and could decline in the future. We depend in part on internet search engines, such as Google, Bing and Yahoo!, to direct a significant amount of traffic to our platform. For example, when a user types a query into a search engine, we may receive traffic and acquire new users when those search results include Pins, boards, users and other features of our platform that cause the user to click on the Pinterest result or create a Pinterest account. These actions grow our users due to signups of new users and increase retention and engagement of existing users. Our ability to maintain and increase the number of users directed to our platform from search engines is not within our control. Search engines, such as Google, have and may continue to modify their search algorithms (including what content they index and the format in which content is indexed) and policies or enforce those policies in ways that are detrimental to us, that we are not able to predict or without prior notice. When that occurs, we have in the past and expect to experience in the future, declines or de-indexing in the organic search ranking of certain Pinterest search results or negative impacts due to the format in which our search results appear, leading to a decrease in traffic to our platform, new user signups and existing user retention and engagement. We have experienced declines in traffic and user growth as a result of these changes in the past, and anticipate fluctuations as a result of such actions in the future. For example, changes to search engine algorithms have in the past and may in the future negatively impact traffic and user sign-ups. Our ability to appeal these actions is limited, and we may not be able to revise our search engine optimization (“SEO”) strategies to recover the loss in traffic or users resulting from such actions. In addition, changes in policies or their enforcement may not apply in the same manner to our competitors, or our competitors’ SEO strategies to retain and attract users may be more successful than ours. In addition, certain third parties offer browser extensions that give users the option to remove Part I 29

Pinterest from their search engine recommendations. Further, some of these search engines are owned by companies that compete with various aspects of our business. When email platforms, such as Google, change their policies related to the placement of our emails in users' inboxes, it can affect the open and click rate of our emails. Such changes have led to and may lead to a decrease in traffic to our platform, new user signups and existing user retention and engagement. To offset some of the impact on our user growth, we have and may continue to increase our investment in other growth strategies, such as paid marketing or other initiatives that drive user acquisition, which may cost more and be less effective. Any significant reduction in the number of users directed to our website or mobile application from search engines or email could harm our business, revenue and financial results. Traditional search engines compete with new methods of search, particularly those powered by AI, and as a result traditional search engines may provide less traffic to our platform, which could negatively impact our business and results of operations. In addition, we also rely on certain major online stores for distribution of our application. If these application store providers modify or implement new terms, we may be required to modify our product to maintain our ability to remain in that application store. We allow users to authenticate with our service through third-party login providers. If these third parties discontinue these tools or experience a breach or outage in their platform or web browser developers make changes that restrict the use of these tools, user retention, growth or engagement could decline. A significant number of users access their accounts on our platform using a third-party login provider such as Facebook, Apple or Google. If security on those platforms is compromised, if users are locked out from their accounts on those platforms or if those platforms experience an outage or otherwise institute policies that prevent users from accessing their accounts on our platform through those logins, users may be unable to access our platform. In addition, third-party log-in providers may institute policies that restrict us from both communicating with users or identifying users. As a result of these actions, user growth, retention and engagement on our platform has been and could be adversely affected in the future, even if only for a temporary period. Additionally, if Facebook or Google discontinue their identity services or experience an outage, then we may lose and be unable to recover users previously using this function, and our user growth or engagement could decline. We depend on Amazon Web Services for the vast majority of our compute, storage, data transfer and other services. Any disruption of, degradation in or interference with our use of Amazon Web Services could negatively affect our operations. Amazon Web Services (“AWS”) provides the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. Under our long-term agreement with AWS, in return for negotiated concessions, we currently are required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on AWS. This agreement is terminable only under certain conditions, including by either party following the other party’s material breach, which may be the result of circumstances that are beyond our control. A material breach of this agreement by us, or early termination of the agreement, could carry substantial penalties, including liquidated damages. If AWS increases pricing terms, terminates or seeks to terminate our contractual relationship, establishes more favorable relationships with our competitors, or changes or interprets its terms of service or policies in a manner that is unfavorable, those actions could harm our business, revenue and financial results. Any significant disruption of, limitation of our access to or other interference with our use of AWS would negatively impact our operations. In addition, any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense and could disrupt or degrade our ability to deliver our products and services. The level of service provided by AWS could affect the availability or speed of our services. We have experienced AWS outages in the past and may experience such outages in the future. If users, creators, publishers or advertisers are not able to access our service or platform or encounter difficulties in doing so, we may lose users, creators, publishers or advertisers. We utilize data center hosting facilities operated by AWS, located in various facilities. However, we have implemented a limited disaster recovery program which does not allow us to serve network traffic from back-up data center services. An unexpected disruption of services provided by these data centers could hamper our ability to handle existing or increased traffic, result in the loss of data or cause our platform to become unavailable. We must effectively operate with mobile operating systems, web browsers, online application stores, networks, regulations and standards, which we do not control. Changes in our products or to those mobile operating systems, web browsers, networks, regulations or standards may harm user retention, growth and engagement. Part I 30

Because our platform is used on mobile devices and through web browsers, our application must remain interoperable with popular mobile operating systems and browsers, including Android, Chrome, iOS and Safari. We have no control over these operating systems and browsers. Any changes to these operating systems, browsers or the online stores distributing our application that impact the accessibility, speed or functionality of our service or give preferential treatment to competitive products, could harm usage of our platform. Some of our competitors that control the operating systems, browsers and online stores that our application runs on, or is distributed through, could make interoperability of our service with those systems, browsers and stores more difficult. In addition, new products we introduce may take longer to function with these systems and browsers. If we are unable to deliver consistent, high-quality user experiences across different devices with different operating systems, user growth, retention or engagement may decline. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our products and services and increase our cost of doing business. Regulatory changes could limit users’ ability to access our service or make our platform a less attractive alternative to our competitors’ platforms and cause our user growth, retention or engagement to decline. If it becomes more difficult for users to access and use our service on their browsers or mobile devices, if users choose not to access or use our platform on their mobile devices, or if users choose to use mobile products that limit access to our platform, user growth, retention and engagement may decline. We rely on software, technologies and related services from third parties, and problems in their use, access or performance could increase our costs. We rely on software, technologies and related services from third parties to operate critical functions of our business. Third-party technologies or services that we utilize may become unavailable due to a variety of reasons, including outages, interruptions or failure to perform under our agreement. Unexpected delays in their availability or function can, in turn, affect the use or availability of our platform. Further, third-party software and service providers may no longer provide such software and services on commercially reasonable terms or may fail to properly maintain or update their software. In such instances, we may be required to seek licenses to software or services from other parties or to redesign our products to function with new software or services. This could result in delays in the release of new products until equivalent technology can be identified, licensed or developed, and integrated into our platform and services. Furthermore, we might be forced to limit the features available in our current or future products. Technologies have been developed that can block the display of our ads. Technologies have been developed, and will likely continue to be developed, that block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies can prevent the display of certain of our ads. Existing ad blocking technologies that have not been effective on our platform can later become effective as we make certain product changes, and new ad blocking technologies are often in development. More users may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if users’ attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising. Risks Related to Legal and Regulatory Matters We may be liable as a result of content or information that is published or made available on our platform. We are subject to many U.S. federal and state and international laws and regulations that involve matters central to our business, including laws and regulations that involve data use, data security, data protection, intellectual property (including copyright and patent laws), harmful or illegal content, teen safety, rights of publicity, advertising, marketing, health and safety, competition, protection of minors, consumer protection, taxation, anti-bribery, anti-money laundering and corruption, economic or other trade prohibitions or sanctions or securities law compliance. We may be sued or face regulatory action for claims relating to content or information that is published or made available on our platform or the application of our content policies. Our systems, tools and personnel that help us to proactively detect potentially policy- violating or otherwise inappropriate content cannot identify all such content on our service, and in many cases this content will appear on our platform. This risk may increase as we develop and increase the use of certain products or product features, such as video content, for which identifying such content is challenging. Additionally, some controversial content Part I 31 may not be banned on our platform and, even if it is not featured in advertisements or recommendations to users, may still appear in search results or be saved on boards. This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the United States. Further, if policy-violating content is found on our platform, we may be in violation of the terms of certain of our key agreements, which may result in termination of the agreement and, in some cases, payment of damages. We could incur significant costs in investigating and defending such claims and, if we are found liable, damages. New and changing laws, regulations, executive orders, directives, enforcement priorities and policy positions, including as a result of changes in government administration, can also create uncertainty about how such laws and regulations will be interpreted and applied to us. We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including but not limited to, the Digital Millennium Copyright Act ("DMCA"), the Communications Decency Act ("CDA"), the fair-use doctrine in the United States, the EU E-Commerce Directive, the EU AI Act and the DSA. These frameworks and defenses may limit but do not necessarily eliminate, our potential liability for caching, hosting, listing or linking to third-party content that may include materials that infringe copyrights or are otherwise unlawful. Each of these statutes and doctrines is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments, and we cannot guarantee that such frameworks and defenses will be available for our protection. For example, the CDA has been amended by Congress and interpreted by courts in ways that have narrowed its applicability. Further, the Russmedia decision by the Court of Justice of the European Union has created uncertainty regarding the status of longstanding intermediary liability provisions under EU law, which may result in additional obligations for online platforms, as well as increased litigation and liability. Additionally, in June 2025, the Brazilian Supreme Court partially invalidated the country's limitation on platform liability for third-party content. The new court precedent requires platforms to remove unlawful content upon notice even in the absence of a court order, and to implement proactive measures to prevent and remove illegal ads and content related to certain crimes under Brazilian law. As a result, we may face increased litigation and/or regulatory enforcement. If the statutory regimes are amended or repealed, if the rules around these doctrines change, if international jurisdictions refuse to apply similar protections to the US, or if a court were to disagree with our application of those rules to our service, we could incur liability or be required to make significant changes to our products, business practices or operations. Lawmakers in the United States and in other countries may introduce new regulatory regimes that increase potential liability for content available on our platform. There are a number of new laws and legislative proposals in the United States and globally aimed at limiting the scope of protections available to online services and/or that further impose new obligations affecting our business, such as liability for copyright infringement, illegal or harmful content, distributing targeted content and/or advertisements to teens, and other forms of unlawful content and/or online harm. These legislative and/or regulatory requirements may increase our costs of operations, our potential liability for content posted by users on our platform, our litigation costs, and/or may expose us to regulatory sanctions such as fines or penalties. If these or other additional statutory or regulatory changes reduce liability protections for content published on our platform, we may be required to make significant changes to our business model, including increasing our content moderation operations and building in additional product features or tools that may not be favorable to our business, add payment obligations or compliance costs. We may also experience statutory or regulatory scrutiny for our policies governing content and advertising on our platform. Responding to such scrutiny could require significant resources, and any required changes to our operations may result in retention issues of our users. We are also subject to fines or orders restricting or blocking our service in particular countries as a result of content on our platform. For example, certain countries have implemented regulations that authorize fines or provide for throttling or blocking services for failures to comply with certain content removal and disclosure obligations, and other countries may enact similar legislation, which would impose penalties for failure to remove certain content. There can be no assurance that our tools or policies for certain removal obligations or any new tools or policies we develop will be sufficient to maintain compliance with these regulations. Any new legislation or changes to existing legislation may be difficult to comply with in a timely and comprehensive fashion and may expose our business, users, or employees to increased fees and costs. These costs could be prohibitively expensive for a company of our size, which could prevent us from launching a product or require us to restrict access to a product in a particular market. This could disadvantage us relative to our competitors with more resources. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply similar protections that are currently available in the United States or the European Union or if a court were to disagree with our application of those Part I 32 rules to our platform, we could be required to expend significant resources to try to comply with the new rules or incur liability. Government actions can restrict access to our product or certain of our products in their countries. Governmental authorities outside the United States have restricted, and may in the future seek to restrict access to our platform if they consider us to be in violation of their laws or for other reasons. For example, access to our service has been or is currently restricted in whole or in part in certain countries. Other governments may seek to restrict access to or block our platform, prohibit or block the hosting of certain content available through our platform, or impose other restrictions that may affect the accessibility or usability of our platform in that country for a period of time or even indefinitely. We may also decide to stop offering our platform in a country as a result of these types of restrictions. For example, some countries have enacted laws that allow websites to be blocked for hosting certain types of content or may require websites to remove certain restricted content, to appoint local representatives in the country, or to store user data within that country. It can be challenging or impractical to manage the requirements of multiple jurisdictions governing the type and nature of the content available on our platform. If additional prohibitions or restrictions are imposed on our platform, or if our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our user growth, retention and engagement may be adversely affected. We could become involved in legal disputes that are expensive to support, and if resolved adversely, could harm our business, revenue and financial results. We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, including class action lawsuits, mass arbitrations, claims, investigations and government inquiries arising in the ordinary course of our business, including intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, AI, safety, law enforcement, civil rights, the use of our platform for illegal purposes, securities, stockholder derivative claims, employment, governance, workplace culture, contractual rights, civil rights infringement, false or misleading advertising, or other legal claims relating to content or information that is provided to us or published or made available on our platform, or based on decisions we make regarding what content is allowed on our platform. Any proceedings, claims or inquiries involving us, whether successful or not, can be time consuming, result in costly litigation, unfavorable outcomes, high indemnification expenses, increased costs of business, may require us to change our business practices or products, product offerings and features, require significant amount of management’s time, may harm our reputation or otherwise harm our business and future financial results. We are currently involved in, have been subject to, and expect to be subject in the future to actual and threatened litigation with respect to third-party patents, trademarks, copyrights and other intellectual property, and may continue to be subject to intellectual property litigation and threats thereof. Companies in the internet, technology and media industries own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, grow our business and products, and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various “non-practicing entities” that own patents and other intellectual property rights have asserted, and may in the future attempt to assert, intellectual property claims against us to extract value through licensing or other settlements. From time to time, we receive letters from patent and trademark holders alleging that some of our products infringe their patent and trademark rights. Our technologies may not be able to withstand such third-party claims and/or use of those technologies may be temporarily or permanently enjoined as a result of such third-party claims. We also receive letters from copyright and trademark owners alleging that content on Pinterest infringes their intellectual property rights, including take-down requests. The content on Pinterest, including the content that users save on our service, likewise may not be able to withstand such third-party claims. With respect to any intellectual property claims, we may have to seek a license to continue using technologies or engaging in practices alleged or found to be in violation of a third-party’s rights, which may not be available on reasonable terms and may significantly increase our operating expenses or may not be available to us at all and may require us to discontinue use of such technologies or practices or to develop alternative non-infringing technologies or practices. The development of alternative non-infringing technologies or practices could require significant effort and expense or may not be achievable at all. If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished. Part I 33

We rely, and expect to continue to rely, on a combination of confidentiality, invention assignment and license agreements with our employees, consultants and other third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We have filed various applications for certain aspects of our intellectual property in the United States and other countries, and we currently hold issued patents and trademark registrations in multiple jurisdictions. However, there can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. There can be no assurance that each of our trademark registration applications will result in the issuance of a trademark registration or that each resulting trademark registration will be able to be maintained. In the future we may acquire additional patents or patent portfolios, license patents from third parties or agree to license the use of our patents to third parties, which could require significant cash expenditures. Additionally, our current and future patents, trademarks and other intellectual property or other proprietary rights may be contested, circumvented or found unenforceable or invalid. Third parties may knowingly or unknowingly infringe or challenge our proprietary rights. Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. We may not be able to prevent infringement without incurring substantial time and expense, if at all. Similarly, particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, or challenging our use of, our intellectual property rights, including those used to build and distinguish the “Pinterest” brand. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services or features or methods of operations. Our use of “open source” software could subject us to possible litigation or could prevent us from offering products that include open source software or require us to obtain licenses on unfavorable terms. A portion of the technologies we use incorporates software, models, code, data, or other intellectual property that are offered under free, open source, source-available, or similar types of licenses (collectively, "open source"), and we may incorporate such open source intellectual property in the future. Open source licenses may subject us to certain unfavorable conditions, including requirements that we make publicly available source code, model weights, or data for any modifications or derivative works we create based upon, incorporating or using open source software, that we license such modifications or derivative works under the terms of the particular open source license for no cost, or that we restrict the use of models or data to certain use cases. Some open source software may include AI software, including generative AI, or other software that incorporates or relies on AI. The use of such software may expose us to risks as the intellectual property ownership and license rights, including copyright, of AI software, tools, and their output have not been fully interpreted by U.S. courts or addressed by federal or state regulations. We also license to others some of our software through open source projects which requires us to make the source code publicly available, and therefore can affect our ability to protect our intellectual property rights with respect to that software. If an author or other third-party that distributes open-source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from offering our products that contained the open source software, required to release proprietary source code, required to obtain licenses from third parties or otherwise required to comply with the unfavorable conditions unless and until we can re-engineer the product so that it complies with the open source license or does not incorporate the open source software. Any of the foregoing could disrupt our ability to offer our products and harm our business, revenue and financial results. The interpretation and application of U.S. tax legislation or other changes in U.S. or non-U.S. taxation of our operations could harm our business, revenue and financial results. Tax reform has been a priority for governments worldwide and numerous proposals have been proposed or enacted. For example, on July 4, 2025, the One Big Beautiful Bill Act was signed into law. The legislation includes provisions that allow for the immediate expensing of domestic U.S. research and development expenses and various changes to how profits from foreign operations are taxed in the U.S. The issuance of additional regulatory or accounting guidance may affect our analysis of the impact of the law on us and may harm our operating results and financial condition. Additionally, over the last several years, the Organisation for Economic Cooperation and Development (OECD) has been working on a Base Erosion and Profit Shifting Project that, if implemented, would change various aspects of the existing framework under which our tax obligations are determined in many of the countries in which we do business. Several countries have already begun to enact legislation to implement the OECD’s 15% global minimum tax regime. Our effective Part I 34 tax rate and cash tax payments could increase in future years as further jurisdictions enact legislation. Similarly, the European Commission and several countries have issued proposals that would apply to various aspects of the current international tax rules under which we are taxed. These proposals include changes to the existing rules to calculate income tax, as well as proposals to change or impose new types of non-income taxes, including taxes based on a percentage of revenue. For example, several jurisdictions have proposed or enacted taxes applicable to digital services, which include business activities on digital advertising and which apply to our business. There are ongoing OECD negotiations that contemplate an alternative to these proposals, which may proliferate in the absence of multilateral agreement. Further changes to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, resulting in additional taxes or other costs or have other material consequences. Risks Relating to Our Financial Statements and Performance We have incurred operating losses in the past, anticipate increasing our costs and expenses, may incur operating losses in the future and may not maintain profitability. We have incurred significant net losses in the past and generated net income only recently. We generated net income of $416.9 million and $1,862.1 million for the years ended December 31, 2025 and 2024, respectively, and a net loss of $35.6 million for the year ended December 31, 2023. As of December 31, 2025, we had retained earnings of $128.7 million. We have achieved profitability only recently and may not realize sufficient revenue to maintain profitability in future periods. We incur high operating expenses and may increase our operating expenses in the future as we continue to evolve or expand our business and operations. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. We may encounter unforeseen expenses, operating delays or other unknown factors that may result in losses in future periods. We have significant unrecognized share-based compensation expense, which we expect to recognize over the next several years. In addition, we have entered into certain non-cancelable commitments that limit our ability to reduce our cost and expenses in the future. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Financial Statements." Any failure to increase our revenue as we implement initiatives to grow our business could prevent us from achieving or maintaining profitability on either a quarterly or annual basis. Our operating results are likely to fluctuate from quarter to quarter, which makes them difficult to predict. Our quarterly operating results are tied to certain key business metrics that have fluctuated in the past and are likely to fluctuate in the future, which makes them difficult to predict. Our operating results depend on numerous factors, many of which are outside of our control, including: • our ability to generate revenue from our platform; • our ability to improve or maintain gross margins; • our ability to maintain operating margins, cash used in operating activities and free cash flow; • the number and relevancy of advertisements shown to users; • the relevancy of content shown to users; • the manner in which users engage with different products, where certain products may cause us to generate less revenue; • downward pressure on the pricing of our advertisements; • the timing, cost and mix of new and existing marketing and promotional efforts as we grow and expand our operations to remain competitive; • fluctuations (seasonal or otherwise) in spending by our advertisers and platform usage and engagement by users, each of which may change as our product offerings and business evolves; • seasonal fluctuations in engagement on our platform, including our historical experience of lower engagement in our second quarter; Part I 35

• fluctuations in spending by our advertisers and platform usage and engagement by users due to macroeconomic conditions, such as the stress in the banking industry, inflation or new or increased tariffs and related retaliatory actions or other trade protection measures; • seasonal fluctuations in internet usage generally; • the success of technologies designed to block the display of ads; • development and introduction of new product offerings by us or our competitors; • the enforcement of our advertising policies, including the removal of ads and advertisers from our platform; • existing, new and evolving regulations, both in the U.S. and internationally; • the ability of our third-party providers to scale effectively and provide the necessary technical infrastructure for our service on a timely basis; • system failures, disruptions, breaches of security or data privacy or internet downtime, whether on our service or on those of third parties; • the inaccessibility of our service due to third-party actions; • changes in measurement of our metrics; • costs associated with the technical infrastructure used to operate our business, including hosting services; • fluctuations in the amount of share-based compensation expense; • fluctuations, caused by stock price volatility, in the amount we spend to fund tax withholding and remittance obligations related to the vesting and settlement of restricted stock units ("RSUs") as we continue to net settle such RSUs; and • our ability to anticipate and adapt to the changing internet business or macroeconomic conditions; and the other risks and uncertainties described in this Annual Report on Form 10-K. User metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could harm our business, revenue and financial results. We regularly review metrics, including the number of our active users and other measures to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our products are used across large populations globally. Our metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. In the past, we have relied on other metrics that measure different activities, such as saving a Pin, clicking, searching and other activities, as indicators of user growth and engagement. We have in the past implemented, and may from time to time in the future implement, new methodologies for calculating these metrics, which may result in the metrics changing or decreasing from prior periods or not being comparable to prior periods. Our metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or data used. Our MAU metrics may also be impacted by our information quality efforts, which are our overall efforts to reduce malicious activity on our platform, including false, spam and malicious automation accounts in existence on our platform. We make efforts to regularly deactivate false, spam and malicious automation accounts that violate our terms of service and exclude these users from the calculation of our MAU metrics; however, we will not succeed in identifying and removing all false, spam and malicious accounts from our platform. We are continually seeking to improve our ability to estimate the total number of false, spam or malicious accounts and we intend to continue to make such improvements, but there is no guarantee as to the accuracy of these estimates. In addition, users are not prohibited from having more than one account on our platform, and we treat multiple accounts held by a single person as multiple users for purposes of calculating our active users. In addition, some of our user demographic data may be incomplete or inaccurate. For example, because users self-report their date of birth, our age-demographic data may differ from users’ actual ages. In addition, our data regarding the geographic location of users and revenue by user geography is estimated based on a number of factors, which may not always accurately reflect the actual location and may be different depending on the metric we are calculating. For example, if a user uses a proxy server or if there are other data limitations we may not be able to accurately reflect the user's actual Part I 36 location. If our metrics provide us with incorrect or incomplete information about users and their behavior, we may make inaccurate conclusions about our business. Our operations and financial condition could be adversely impacted if we are unable to obtain additional financing, if needed, or if we default on our credit obligations. We may require additional financing to maintain and grow our business. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance, investor demand and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our existing stockholders may experience dilution or other adverse impacts. If our access to capital is restricted or our borrowing costs increase as a result of developments in financial markets, our operations and financial condition could be adversely impacted. Our revolving credit facility provides our lenders with a first-priority lien against substantially all of our domestic assets, as well as certain domestic intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations. It contains a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, pay dividends, make redemptions and repurchases of stock, make investments, loans and acquisitions, incur liens, engage in transactions with affiliates, merge or consolidate with other companies, sell material businesses or assets, or license or transfer certain of our intellectual property. In addition, we are also required to maintain a minimum consolidated leverage. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions. If we fail to comply with the covenants under the revolving credit facility, lenders would have a right to, among other things, terminate the commitments to provide additional loans under the facility, enforce any liens on collateral securing the obligations under the facility, declare all outstanding loans and accrued interest and fees to be due and payable and require us to post cash collateral to be held as security for any reimbursement obligations in respect of any outstanding letters of credit issued under the facility. If any remedies under the facility were exercised, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, operations and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. Additionally, our revolving credit facility utilizes a Secured Overnight Financing Rate ("SOFR") or various alternative methods set forth in our revolving credit facility to calculate the amount of accrued interest on any borrowings. If a published U.S. dollar SOFR is unavailable, the interest rates on our debt indexed to SOFR will be determined using one of the alternative methods, any of which could, if the revolver is drawn, result in interest obligations that are more than the current form, which could have a material adverse effect on our financing costs. We may have greater than anticipated tax liabilities, which could harm our business, revenue and financial results. We operate in a number of tax jurisdictions globally, including in the United States at the federal, state and local levels, and in many other countries, and plan to continue to expand the scale of our operations in the future. Thus, we are subject to review and potential audit by a number of U.S. federal, state, local and non-U.S. tax authorities. Significant judgment is required in determining our worldwide provision for income taxes and other tax liabilities. Further, tax authorities may disagree with tax positions we take and challenge our tax positions. Successful unilateral or multi-jurisdictional actions by various tax authorities, including in the context of our current or future corporate operating structure and third-party and intercompany arrangements (including transfer pricing and the manner in which we develop, value and use our intellectual property), may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business and financial results. Although we do not currently incur significant tax costs due to our history of operating losses, our tax liabilities may increase if our profitability increases in the future. In addition, our effective tax rate may change from year to year based on changes in the mix of activities and income allocated or earned among various jurisdictions, tax laws and the applicable tax rates in these jurisdictions (including future tax laws that may become material), tax treaties between countries, our eligibility for benefits under those tax treaties and the valuation of deferred tax assets and liabilities. Such changes could result in an increase in the effective tax rate applicable to all or a portion of our income, which would negatively affect our financial results. Part I 37

Our ability to use or benefit from our net operating loss carryforwards and certain other tax attributes may be limited. As of December 31, 2025, we had federal, California and other state net operating loss carryforwards of $2,160.6 million, $554.3 million and $956.4 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2029 and 2026, respectively. Utilization of our net operating loss carryforwards and other tax attributes, such as research and development tax credits, may be subject to annual limitations, or could be subject to other limitations on utilization or benefit due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), and other similar provisions. Adverse global economic and financial conditions could harm our business and financial condition. Adverse global economic and financial events, such as epidemics, pandemics and other public health emergencies, political, social and economic instability, the ongoing situations in Ukraine and the Middle East, recession or fears of recession, inflation, fluctuation in foreign exchange rate, supply chain issues, and inventory and labor shortages, have caused, and could in the future, continue to cause disruptions and volatility in global financial markets. Such conditions have resulted in or may result in, among other things, an adverse impact on the ability and willingness of companies to spend on advertising, volatility in our stock price, and an adverse impact on the financial condition of the institutions with whom we hold deposits or the credit quality of the issuers of our cash equivalents and marketable securities. In addition, since the majority of our revenue is derived from advertisers within the U.S., economic conditions in the U.S. have a greater impact on us. We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value. Although our board of directors has authorized a stock repurchase program, the program does not require us to repurchase any specific dollar amount or to acquire any specific number of shares of our Class A common stock. We cannot guarantee that the program will be fully consummated, renewed or exhausted or that it will enhance long-term stockholder value. The program could also affect the trading price of our stock and increase volatility, and any announcement of a termination or change of this program may result in a decrease in the trading price of our stock. In addition, any purchases made under this program would diminish our cash reserves. Risks Related to Ownership of Our Class A common stock The dual class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the completion of our initial public offering ("IPO"), including our co-founders, executive officers, employees and directors, their affiliates, and all of our other pre-IPO stockholders (including those unaffiliated with any of our co-founders, executive officers, employees or directors). This will limit or preclude your ability to influence corporate matters. Our Class B common stock has twenty votes per share, and our Class A common stock has one vote per share. Because of the 20-to-1 voting ratio between our Class B and Class A common stock, the holders of our outstanding Class B hold approximately 73.2% of the voting power of our outstanding capital stock as of December 31, 2025. Because the holders of our Class B common stock hold in the aggregate significantly more than a majority of the combined voting power of our capital stock, such holders (which include our pre-IPO stockholders who have not converted their Class B common stock to Class A common stock, including those holders unaffiliated with any of our executive officers, employees or directors) control all matters submitted to our stockholders for approval. The holders of Class B common stock will no longer hold in the aggregate over 50% of the voting power of our outstanding capital stock once the Class B common stock represents in the aggregate less than approximately 4.76% of our outstanding capital stock. As a result, for the foreseeable future, holders of our Class B common stock could have significant influence over the management and affairs of our company and over the outcome of all matters submitted to our stockholders for approval, including the election of directors and significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets, even though their stock holdings were to represent in the aggregate less than 50% of the outstanding shares of our capital stock. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. These holders of our Class B common stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This control may adversely affect the trading price of our Class A common stock. Despite no longer being employed by us, Paul Sciarra and Benjamin Silbermann, two of our co-founders, remain able to exercise significant voting power. Part I 38

Transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, except certain transfers to entities, including certain charities and foundations, to the extent the transferor retains sole dispositive power and exclusive voting control with respect to the shares of Class B common stock, and certain other transfers described in our amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock on (i) the seven-year anniversary of the closing date of our IPO, except with respect to shares of Class B common stock held by any holder that continues to beneficially own at least 50% of the number of shares of Class B common stock that such holder beneficially owned immediately prior to completion of our IPO, and (ii) a date that is between 90 to 540 days, as determined by the board of directors, after the death or permanent incapacity of Mr. Silbermann. Conversions of Class B common stock to Class A common stock have already had and will continue to have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. Our dual class structure may depress the trading price of our Class A common stock. We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indices. In addition, several stockholder advisory firms and institutional investors have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our common stock may cause institutional investors to vote against our director nominees and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices, recommend that stockholders vote against certain company annual stockholder meeting proposals or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by institutional investors or stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of our Class A common stock. The trading price of our Class A common stock has been and may continue to be volatile, and you could lose all or part of your investment. The trading price of our Class A common stock has been, and is likely to continue to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid. Factors that could cause fluctuations in the trading price of our Class A common stock include the following: • price and volume fluctuations in the overall stock market from time to time; • volatility in the trading prices and trading volumes of technology stocks; • changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular; • sales, or anticipated sales, of shares of our Class A common stock by us or our stockholders, including when stockholders sell shares of our Class A common stock into the market to cover taxes due upon the settlement of RSUs or the exercise of stock options, or conversions, or anticipated conversions, of a substantial number of shares of our Class B common stock by our stockholders; • actions and investment positions taken by institutional and other stockholders, including activist investors; • failure by industry or securities analysts to maintain coverage of us, downgrade of our Class A common stock by analysts or provision of a more favorable recommendation of our competitors; • failure by analysts to regularly publish research reports or the publication of an unfavorable or inaccurate report about our business; • changes by external analysts to their financial and operating estimates for our company or our performance relative to third parties' estimates or the expectations; • forward-looking financial or operating information or financial projections we may provide to the public, any changes in that information or projections or our failure to meet projections; • any indebtedness we may incur in the future; Part I 39

• whether investors or securities analysts view our stock structure unfavorably, particularly our dual class structure and the significant voting control of holders of our Class B common stock; • announcements by us or our competitors of new products, features, services, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments; • announcements by advertisers on our platform regarding their advertising strategy and results of operations, and the public's reaction to those announcements; • announcements by us or estimates by third parties of actual or anticipated changes in the size of our user base or level of engagement, or those of our competitors; • the public’s perception of the quality and accuracy of our key metrics on our user base and engagement; • the public’s reaction to our press releases, other public announcements and filings with the SEC; • rumors and market speculation involving us or other companies in our industry; • actual or anticipated fluctuations in our user growth, retention, engagement, revenue or other operating results; • actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally; • litigation involving us, our industry, or both, or investigations by regulators and other third parties into our operations or those of our competitors; • developments or disputes concerning our intellectual property or other proprietary rights; • developments or disputes concerning our culture or other inclusion practices and initiatives or the inability to address any workplace culture related issues; • announced or completed acquisitions of businesses, products, services or technologies by us or our competitors; • existing, new and evolving regulations, both in the U.S. and internationally; • changes in accounting standards, policies, guidelines, interpretations or principles; • any significant changes in our management; • stakeholder dissatisfaction if we are unable to meet stakeholders' expectations and requirements or our publicly announced goals around environmentally friendly, ethical, socially conscious, and sustainable business practices or disclosures; • adoption and trading under a stock repurchase program; • macroeconomic events that are beyond our control, including tariffs and related retaliatory actions and other trade protection measures; and • general economic conditions and slow or negative growth of our markets. In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies, including ours, have fluctuated in a manner that may be unrelated or disproportionate to the financial performance of such companies. Following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action and derivative litigation has often been instituted against these companies, including against us. Such litigation could result in substantial costs and a diversion of our management’s attention and resources. Further, when our revenue, users or operating results fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our Class A common stock has declined and could likely decline in the future. Future offerings of debt or equity securities by us or existing stockholders may adversely affect the market price of our Class A common stock. In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional capital stock or offering debt or other securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could also require substantial additional capital in excess of cash from operations. Part I 40

Issuing additional shares of capital stock or other securities, including securities convertible into equity, may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Class A common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. In addition, the large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock. The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market, and the perception that these sales could occur may also depress the market price of our Class A common stock. As a result, holders of our Class A common stock bear the risk that our future offerings or future sales of shares may reduce the market price of our Class A common stock and dilute their stockholdings in our company. Additional stock issuances, including in connection with settlement of equity awards, could result in significant dilution to our stockholders. Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock to Class A common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in significant dilution for holders of our Class A common stock. Additionally, our 2019 Omnibus Incentive Plan (the "2019 Plan") contains an evergreen provision which automatically increases on the first day of each fiscal year through and including January 1, 2029, the number of shares of our Class A common stock reserved for issuance under the plan by five percent of the total number of shares of our Class A common stock and our Class B common stock outstanding, or a lesser number determined by our board of directors. We currently have shares of Class A common stock that will be issued upon settlement of outstanding stock options, RSUs, or restricted stock awards ("RSAs"). For more information, see “Notes to Financial Statements”. As of December 31, 2025, we had 5,847,078,925 shares of authorized but unissued Class A common stock that are currently not reserved for issuance under our equity incentive plans or charitable giving program. We may issue all of these shares of Class A common stock without any action or approval by our stockholders, subject to certain exceptions. We also intend to continue to evaluate acquisition opportunities and may issue Class A common stock or other securities in connection with these acquisitions. Any common stock issued in connection with our equity incentive plans, acquisitions, the exercise of outstanding stock options, settlement of RSUs and RSAs or otherwise would dilute the percentage ownership held by our Class A common stockholders. Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the market price of our Class A common stock. Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the “DGCL”) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following: • our dual class common stock structure, which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock; • our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause; • certain amendments to our amended and restated certificate of incorporation will require the approval of 66⅔% of the then-outstanding voting power of our capital stock; • approval of 66⅔% of the then-outstanding voting power of our capital stock, voting as a single class, is required for stockholders to amend or adopt any provision of our bylaws; • our stockholders can take action only at a meeting of stockholders and not by written consent; Part I 41

• vacancies on our board of directors can be filled only by our board of directors and not by stockholders; • no provision in our amended and restated certificate of incorporation or amended and restated bylaws provides for cumulative voting, which limits the ability of minority stockholders to elect director candidates; • only our chairman of the board of directors, our chief executive officer, our president or another officer selected by a majority of the board of directors are authorized to call a special meeting of stockholders; • certain litigation against us can only be brought in Delaware; • nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our Class A common stock; • our amended and restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued, without the approval of the holders of our capital stock; and • advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders. These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. Our amended and restated certificate of incorporation designates a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees. Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, any state or federal district court in the state of Delaware), in all cases subject to the court’s having jurisdiction over indispensable parties named as defendants. Nothing in our amended and restated certificate of incorporation precludes stockholders that assert claims under the Securities Act or Exchange Act from bringing such claims in federal court, subject to applicable law. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing. If a court were to find the exclusive forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations. Part I 42

Item 1B. Unresolved staff comments None. Item 1C. Cybersecurity Item 1C: Cybersecurity In the ordinary course of our business, we receive, process, use, store, and share digitally large amounts of data, including user data as well as confidential, sensitive, proprietary, and personal information. Maintaining the integrity and availability of our information technology systems and this information, as well as appropriate limitations on access and confidentiality of such information, is important to our operations and business strategy. To this end, we have implemented a program designed to assess, identify and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing in them. Our cybersecurity program is informed in part by industry standards and best practice, such as the National Institute of Standards and Technology (“NIST”) Cybersecurity Framework. The program is managed and monitored by a dedicated security team, which is led by our Chief Security Officer and includes mechanisms, controls, technologies, systems, policies and other processes designed to prevent or mitigate data loss, theft, misuse or other security incidents or vulnerabilities affecting the systems and data residing in them. For example, we conduct risk-based penetration and vulnerability testing and ongoing risk assessments, including due diligence prior to engagement on and ongoing risk-based periodic audits of our key technology vendors and other contractors and suppliers. We also conduct employee trainings on cyber and information security, among other topics. In addition, we consult with outside advisors and experts to assist with assessing, identifying and managing cybersecurity risks, including to anticipate future threats and trends, and their impact on the Company’s risk environment. Our Chief Security Officer, who reports directly to the Chief Technology Officer and has over 25 years of experience managing information technology and cybersecurity matters, including more than six years at Pinterest, together with our Privacy and Data Protection Team, are responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. Since the beginning of the last fiscal year, we have not identified any prior cybersecurity incidents that have materially affected us, but we face certain ongoing risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, “Risk Factors,” under the heading “Risks Related to Data, Security and Privacy.” The Board of Directors, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit and Risk Committee, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. The Audit and Risk Committee receives regular updates on cybersecurity and information technology matters and related risk exposures from our Chief Security Officer as well as other members of the senior leadership team. The Board also receives periodic updates from management and the Audit and Risk Committee on cybersecurity risks. Part I 43

Item 2. Properties Facilities Our corporate headquarters is located in San Francisco, California, where we occupy approximately 120,000 square feet of leased office space, excluding leases we have ceased to use. As of December 31, 2025, we maintained offices in various locations in the United States and internationally totaling approximately 604,000 square feet. We believe that our facilities are sufficient for our existing needs. Item 3. Legal proceedings We are currently involved in, and may in the future be involved in, actual and threatened legal proceedings, claims, investigations and government inquiries arising in the ordinary course of our business, including legal proceedings, claims, investigations and government inquiries involving intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, corporate governance, employment, workplace culture, contractual rights, civil rights infringement, false or misleading advertising or other legal claims relating to content or information that is provided to us or published or made available on our service. This risk is enhanced in certain jurisdictions outside of the U.S. where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the U.S. For information on certain litigation we are involved in, see "Legal Matters" in Note 6 of the accompanying notes to our consolidated financial statements, which is incorporated herein by reference. Although the results of the actual and threatened legal proceedings, claims, investigations and government inquiries in which we currently are involved cannot be predicted with certainty, we do not believe that there is a reasonable possibility that the final outcome of these matters will have a material adverse effect on our business or financial results. Regardless of the final outcome, however, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, harm to our reputation and brand and other factors. Item 4 - Mine safety disclosures Not applicable. Part I 44

Part II Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities Market information for common stock Our Class A common stock, par value $0.00001 per share, is listed on the New York Stock Exchange, under the symbol “PINS” and began trading on April 18, 2019. Prior to that date, there was no public trading market for our Class A common stock. There is no public trading market for our Class B common stock, par value $0.00001 per share. Holders of record As of February 6, 2026, there were 100 stockholders of record of our Class A common stock and 38 stockholders of record of our Class B common stock. The actual number of holders of our Class A and Class B common stock is greater than the number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities. Dividend policy We have never declared or paid dividends on our capital stock and do not intend to pay any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, the terms of our revolving credit facility place certain limitations on the amount of dividends we can pay, even if no amounts are currently outstanding. Purchases of equity securities by issuer The following table shows information about our purchases of equity securities that are registered pursuant to Section 12 of the Securities Exchange Act of 1934 for the three months ended December 31, 2025: Period Total number of shares purchased (1) Average price paid per share (2) Total number of shares purchased as part of publicly announced plans or programs (3) Approximate dollar value of shares that may yet be purchased under publicly announced plans or programs October 1 - October 31, 2025 3,172,749 $ 31.85 3,140,751 1,372,788,677 November 1 - November 30, 2025 14,786,360 $ 27.05 14,786,360 972,788,686 December 1 - December 31, 2025 — $ — — 972,788,686 Total 17,959,109 17,927,111 (1) We withheld shares from employees to satisfy tax withholding obligations on release of restricted stock awards. The value of the common stock was based on the closing price of our Class A common stock on the vesting date. 45

(2) Average price paid per share includes costs associated with repurchases and excludes $3.3 million excise tax resulting from the Inflation Reduction Act of 2022. (3) On November 5, 2024, our board of directors authorized a stock repurchase program of up to $2.0 billion of our Class A common stock. Refer to Note 8 to our consolidated financial statements for further information on our stock repurchase program. Stock performance graph This performance graph shall not be deemed “soliciting material” or to be “filed” with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Pinterest, Inc. under the Securities Act of 1933, as amended, or the Exchange Act. The following graph shows a comparison of the cumulative total return for our Class A common stock, the Standard & Poor's 500 Stock Index (S&P 500 Index) and the Nasdaq CTA Internet Index (QNET Index) for the five years ended December 31, 2025. The graph assumes $100 was invested in our Class A common stock and in each index on the last trading day for the year ended December 31, 2020 and assumes the reinvestment of all dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance. Item 6. [Reserved] Not applicable. Part II 46

Item 7. Management's discussion and analysis of financial condition and results of operations The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from these forward-looking statements as a result of many factors, including those discussed in “Risk Factors” and “Note About Forward-Looking Statements” included elsewhere in this Annual Report on Form 10-K. A discussion regarding our financial condition and results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024 is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023 is included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2024. Overview of 2025 results Our key financial and operating results as of and for the year ended December 31, 2025 are as follows: • Revenue was $4,221.8 million, an increase of 16% on a reported and 15% on a constant currency basis compared to 2024. • MAUs were 619 million, an increase of 12% compared to December 31, 2024. • Share-based compensation expense was $880.5 million, an increase of $114.7 million compared to 2024. • Income from operations was $319.9 million, an increase of $140.1 million compared to 2024. • Net income was $416.9 million and Adjusted EBITDA was $1,270.0 million. • Net cash provided by operating activities was $1,284.3 million and free cash flow was $1,251.9 million. • Cash, cash equivalents and marketable securities were $2,467.2 million. • Headcount was 5,265. Part II 47

Trends in user metrics Monthly Active Users. We define an MAU as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the 30-day period ending on the date of measurement. The number of MAUs does not include Shuffles users unless they would otherwise qualify as MAUs. We present MAUs based on the number of MAUs measured on the last day of the current period. We calculate average MAUs based on the average of the number of MAUs measured on the last day of the current period and the last day prior to the beginning of the current period. MAUs are the primary metric by which we measure the scale of our active user base. Quarterly monthly active users (in millions) Global 498 518 522 537 553 570 578 600 619 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 0 150 300 450 600 750 Note: U.S. and Canada, Europe and Rest of World may not sum to Global due to rounding. Europe includes Russia and Turkey for our reporting of Revenue, MAUs and ARPU by geographic region. Part II 48

A portion of our MAUs visit Pinterest on a weekly basis. We define a weekly active user (“WAU”) as an authenticated Pinterest user who visits our website, opens our mobile application or interacts with Pinterest through one of our browser or site extensions, such as the Save button, at least once during the seven-day period ending on the date of measurement. As of December 31, 2025, the proportion of WAUs to MAUs, which has stayed relatively consistent over time, was 62%. As of December 31, 2025, global MAUs increased compared to December 31, 2024, primarily due to our ongoing investments in relevance and personalization. Part II 49

Trends in monetization metrics Revenue. We calculate revenue by user geography based on our estimate of the geographic location of our users when they perform a revenue-generating activity. The geography of our users affects our revenue and financial results because we currently only monetize certain countries and currencies and because we monetize different geographies at different average rates. Our revenue in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies. Quarterly revenue (in millions) Global $981 $740 $854 $898 $1,154 $855 $998 $1,049 $1,319 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25 Q3'25 Q4'25 $0 $200 $400 $600 $800 $1,000 $1,200 $1,400 Note: Revenue by geography in the charts above is geographically apportioned based on our estimate of users' geographic location when they perform a revenue-generating activity. This allocation differs from our disclosure of revenue disaggregated by geography in the notes to our consolidated financial statements where revenue is geographically apportioned based on our customers’ billing addresses. U.S. and Canada, Europe and Rest of World may not sum to Global and quarterly amounts may not sum to annual due to rounding. Part II 50

Part II

Average Revenue per User. We measure monetization of our platform through our ARPU metric. We define ARPU as our total revenue in a given geography during a period divided by average MAUs in that geography during the period. We calculate ARPU by geography based on our estimate of the geography in which revenue- generating activities occur. We present ARPU on a U.S. and Canada, Europe and Rest of World basis because we currently monetize users in different geographies at different average rates. Our ARPU in U.S. and Canada and, to a lesser extent, Europe is higher primarily due to the relative size and maturity of the digital advertising markets in these geographies.

Quarterly average revenue per user


Global
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.00
$1.46
$1.64
$1.70
$2.12
$1.52
$1.74
$1.78
$2.16
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25


U.S. and Canada
Europe
Rest of World
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
$8.07
$6.05
$6.85
$7.31
$9.00
$6.54
$7.29
$7.64
$9.41
$1.23
$0.86
$1.03
$1.00
$1.38
$1.00
$1.30
$1.31
$1.59
$0.15
$0.11
$0.13
$0.14
$0.19
$0.14
$0.19
$0.21
$0.27
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

For the year ended December 31, 2025, global ARPU was $7.21, which represents an increase of 4% compared to the year ended December 31, 2024. For the year ended December 31, 2025, U.S. and Canada ARPU was $30.84, an increase of 6%, Europe ARPU was $5.12, an increase of 21%, and Rest of World ARPU was $0.83, an increase of 40% compared to the year ended December 31, 2024.

We use MAUs and ARPU to assess the growth and health of the overall business and believe that these metrics best reflect our ability to attract, retain, engage and monetize our users, and thereby drive revenue.

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Non-GAAP financial measures To supplement our consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), we consider certain non-GAAP financial measures, as described below. We use Adjusted EBITDA to evaluate our operating results and for financial and operational decision-making purposes. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. We believe Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the income and expenses that it excludes. We use constant currency revenue to evaluate our operating and financial results. We calculate constant currency revenue by translating our current period revenue using the corresponding prior period’s monthly exchange rates for currencies other than the U.S. dollar. We believe constant currency revenue provides useful information to investors because it excludes the effects of foreign currency volatility that are not indicative of our core operating results. We present free cash flow because we believe it provides useful information to investors about the amount of cash generated from operations, after purchases of property and equipment, that can be used to strengthen our balance sheet or invest in our business among other things. We define free cash flow as net cash provided by operating activities less purchases of property and equipment. Free cash flow is not intended to represent our residual cash flow available for discretionary expenditures. We present these non-GAAP financial measures because we believe they provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects, and allow for greater transparency with respect to key metrics we use for financial and operational decision-making. We present these non- GAAP financial measures to assist investors in seeing our operating results through the eyes of management and because we believe that these measures provide an additional tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. Adjusted EBITDA, constant currency revenue and free cash flow should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures rather than net income (loss), revenue and net cash provided by operations, the nearest GAAP equivalents. For example, • Adjusted EBITDA excludes: • certain recurring, non-cash charges such as depreciation of fixed assets and amortization of acquired intangible assets, although these assets may have to be replaced in the future; and • share-based compensation expense and related payroll tax expense, which have been and will continue to be for the foreseeable future, significant recurring expenses and an important part of our compensation strategy. • Constant currency revenue excludes the effect of changes in foreign currency exchange rates, which have an actual effect on our operating results; and • Free cash flow does not reflect our future contractual commitments arising from purchases of property and equipment. In addition, these non-GAAP financial measures are not based on any standardized methodology prescribed by GAAP, and may differ from similarly titled measures used by other companies (if used at all), which reduces their usefulness as comparative measures. Because of these limitations, you should consider these non-GAAP financial measures alongside other financial performance measures, and our other financial results presented in accordance with GAAP. Part II 52

Adjusted EBITDA The following table presents a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA (in thousands): Year Ended December 31, 2025 2024 2023 Net income (loss) $ 416,855 $ 1,862,106 $ (35,610) Depreciation and amortization 25,151 21,266 21,509 Share-based compensation 880,463 765,795 647,860 Payroll tax expense related to share-based compensation(1) 30,984 30,787 24,131 Interest (income) expense, net (110,493) (127,003) (105,439) Other (income) expense, net (15,514) 19,215 (3,799) Provision for (benefit from) income taxes(2) 29,035 (1,574,501) 19,170 Legal settlement(3) — 34,650 — Restructuring charges — — 126,882 Non-cash charitable contributions 13,495 — 12,890 Adjusted EBITDA $ 1,269,976 $ 1,032,315 $ 707,594 (1) We began excluding payroll tax expense related to share-based compensation from Adjusted EBITDA in the fourth quarter of 2024 because these taxes are variable due to our stock price and other factors outside our control and therefore are not reflective of our ongoing business operations or the underlying trends in our business. Accordingly, although payroll tax expense related to share-based compensation is a cash expense that we will continue to incur in the future, we believe excluding this expense provides investors with a better understanding of the performance of our core business and serves as a tool for investors to use in comparing our core business operating results over multiple periods with other companies in our industry. Prior period amounts have been restated to conform to this presentation. (2) Provision for (benefit from) income taxes includes $1,597.0 million related to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets during the fourth quarter of 2024. Refer to Note 10 to our consolidated financial statements for further information. (3) On November 1, 2024, we reached a settlement to resolve pending litigation relating to allegations concerning the early development of Pinterest. We recorded legal settlement expense of $34.7 million, net of insurance proceeds, for the year ended December 31, 2024, which we have excluded from Adjusted EBITDA because it is non-recurring and not reflective of our ongoing business operations or the underlying trends in our business. Constant currency revenue The following table presents revenue and period-over-period changes on an as reported and constant currency basis (in thousands, except percentages): Year Ended December 31, % Change 2025 2024 As Reported Constant Currency(1) Revenue $ 4,221,767 $ 3,646,166 16% 15% (1) On a constant currency basis, revenue for the year ended December 31, 2025 was $4,205.3 million due to a $16.5 million favorable impact of changes in foreign exchange rates. Part II 53

Free cash flow The following table presents a reconciliation of net cash flows provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, to free cash flow (in thousands): Year Ended December 31, 2025 2024 2023 Reconciliation of free cash flow Net cash provided by operating activities $ 1,284,264 $ 964,594 $ 612,961 Less: Purchases of property and equipment (32,375) (24,606) (8,063) Free cash flow $ 1,251,889 $ 939,988 $ 604,898 Part II 54

Components of results of operations Revenue. We generate revenue by delivering ads on our website and mobile application. Advertisers purchase ads directly with us or through their relationships with advertising agencies. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") basis or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. Cost of Revenue. Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs. Research and development. Research and development consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our engineers and other employees engaged in the research and development of our products, and allocated facilities and other supporting overhead costs. Sales and marketing. Sales and marketing consists primarily of personnel-related expense, including salaries, commissions, benefits and share-based compensation for our employees engaged in sales, sales support, marketing, and customer service functions, advertising and promotional expenditures, services provided by third-party resellers, professional services, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs. Our marketing efforts also include user- and advertiser-focused marketing expenditures. General and administrative. General and administrative consists primarily of personnel-related expense, including salaries, benefits and share-based compensation for our employees engaged in finance, legal, human resources and other administrative functions, professional services, including outside legal and accounting services, charitable contributions and allocated facilities and other supporting overhead costs. Interest and other income (expense), net. Interest and other income (expense), net consists primarily of interest earned on our cash equivalents and marketable securities and foreign currency exchange gains and losses. Provision for (benefit from) income taxes. Provision for (benefit from) income taxes consists primarily of income taxes in foreign jurisdictions and U.S. federal and state income taxes. Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) adjusted to exclude depreciation and amortization expense, share-based compensation expense, payroll tax expense related to share-based compensation, interest income (expense), net, other income (expense), net, provision for (benefit from) income taxes and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. See “Non-GAAP Financial Measures” for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA. Part II 55

Results of operations The following tables set forth our consolidated statements of operations data (in thousands): Year Ended December 31, 2025 2024 2023 Revenue $ 4,221,767 $ 3,646,166 $ 3,055,071 Costs and expenses(1): Cost of revenue 841,521 750,355 688,760 Research and development 1,427,447 1,240,564 1,068,416 Sales and marketing 1,166,705 1,011,772 911,166 General and administrative 466,211 463,658 512,407 Total costs and expenses 3,901,884 3,466,349 3,180,749 Income (loss) from operations 319,883 179,817 (125,678) Interest income (expense), net 110,493 127,003 105,439 Other income (expense), net 15,514 (19,215) 3,799 Income (loss) before provision for (benefit from) income taxes 445,890 287,605 (16,440) Provision for (benefit from) income taxes 29,035 (1,574,501) 19,170 Net income (loss) $ 416,855 $ 1,862,106 $ (35,610) Adjusted EBITDA(2) $ 1,269,976 $ 1,032,315 $ 707,594 (1) Includes share-based compensation expense as follows (in thousands): Year Ended December 31, 2025 2024 2023 Cost of revenue $ 19,541 $ 14,836 $ 11,117 Research and development 567,571 497,442 422,964 Sales and marketing 149,565 122,149 96,798 General and administrative 143,786 131,368 116,981 Total share-based compensation $ 880,463 $ 765,795 $ 647,860 (2) See “Non-GAAP Financial Measures” for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA. The following table sets forth our consolidated statements of operations data (as a percentage of revenue): Year Ended December 31, 2025 2024 2023 Revenue 100% 100% 100% Costs and expenses: Cost of revenue 20 21 23 Research and development 34 34 35 Sales and marketing 28 28 30 General and administrative 11 13 17 Total costs and expenses 92 95 104 Income (loss) from operations 8 5 (4) Interest income (expense), net 3 3 3 Other income (expense), net — (1) — Income (loss) before provision for (benefit from) income taxes 11 8 (1) Provision for (benefit from) income taxes 1 (43) 1 Net income (loss) 10% 51% (1%) Part II 56

Years Ended December 31, 2025 and 2024 Revenue Year Ended December 31, 2025 2024 % change (in thousands) Revenue $ 4,221,767 $ 3,646,166 16% Revenue for the year ended December 31, 2025 increased by $575.6 million compared to the year ended December 31, 2024, primarily due to growth in demand from our conversion and awareness objectives. Revenue increased 16% on a reported and 15% on a constant currency basis compared to 2024. Revenue growth was primarily driven by a 4% increase in ARPU supported by an 11% increase in average MAUs for the year ended December 31, 2025 compared to the year ended December 31, 2024. The number of advertisements served increased by 49% while the price of advertisements decreased by 22% compared to the year ended December 31, 2024. Revenue based on our estimate of the geographic location of our users increased by 10% in the U.S. and Canada to $3,173.1 million, Europe revenue increased by 31% to $775.0 million and Rest of World revenue increased by 62% to $273.6 million for the year ended December 31, 2025 compared to the year ended December 31, 2024. Cost of revenue Year Ended December 31, 2025 2024 % change (in thousands) Cost of revenue $ 841,521 $ 750,355 12% Percentage of revenue 20% 21% Cost of revenue for the year ended December 31, 2025 increased by $91.2 million compared to the year ended December 31, 2024. The increase was primarily due to increased users and engagement. Research and development Year Ended December 31, 2025 2024 % change (in thousands) Research and development $ 1,427,447 $ 1,240,564 15% Percentage of revenue 34% 34% Research and development for the year ended December 31, 2025 increased by $186.9 million compared to the year ended December 31, 2024. The increase was primarily due to an 18% increase in personnel expenses due to higher headcount, a $70.1 million increase in share-based compensation expense and a $10.8 million increase in allocated facilities costs. Part II 57

Sales and marketing Year Ended December 31, 2025 2024 % change (in thousands) Sales and marketing $ 1,166,705 $ 1,011,772 15% Percentage of revenue 28% 28% Sales and marketing for the year ended December 31, 2025 increased by $154.9 million compared to the year ended December 31, 2024. The increase was primarily due to a 19% increase in personnel expenses due to higher headcount, a $27.4 million increase in share-based compensation expense, a $23.9 million increase in outsourced services costs, a $12.6 million increase in marketing expenses and a $9.7 million increase in allocated facilities costs. General and administrative Year Ended December 31, 2025 2024 % change (in thousands) General and administrative $ 466,211 $ 463,658 1% Percentage of revenue 11% 13% General and administrative for the year ended December 31, 2025 increased by $2.6 million compared to the year ended December 31, 2024. The increase was primarily due to a 10% increase in personnel expenses due to higher headcount, $13.5 million in non-cash charitable contributions and a $12.4 million increase in share-based compensation expense, offset by a $34.7 million legal settlement, net of insurance proceeds, in 2024 and a decrease in outsourced services costs. Interest and other income (expense), net Year Ended December 31, 2025 2024 % change (in thousands) Interest income (expense), net $ 110,493 $ 127,003 (13%) Other income (expense), net 15,514 (19,215) 181% Interest and other income (expense), net $ 126,007 $ 107,788 17% Interest and other income (expense), net for the year ended December 31, 2025 increased by $18.2 million compared to the year ended December 31, 2024. The increase was primarily due to higher foreign currency exchange gains offset by lower returns on our cash equivalents and marketable securities as a result of lower interest rates. Provision for (benefit from) income taxes Year Ended December 31, 2025 2024 % change (in thousands) Provision for (benefit from) income taxes $ 29,035 $ (1,574,501) NM NM = Not meaningful The provision for income taxes for the year ended December 31, 2025 was $29.0 million, as compared to a benefit from income taxes of $1,574.5 million for the year ended December 31, 2024. The tax benefit during the year ended December 31, 2024 was primarily due to the release of our valuation allowance on our U.S. federal and state, excluding California, deferred tax assets. Part II 58

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law. The legislation includes provisions that allow for the immediate expensing of domestic U.S. research and development expenses and other changes to the U.S. taxation of profits derived from foreign operations. The provisions of the OBBBA have multiple effective dates from 2025 through 2027. The changes effective in 2025 are included in our provision for income taxes for the year ended December 31, 2025 and were not material. We are currently evaluating the impact of the legislation on our consolidated financial statements for future periods. Given our current and anticipated future earnings, we believe that there is a reasonable possibility that sufficient positive evidence may become available to allow us to determine that the valuation allowance recorded against our Ireland deferred tax assets could be released within the next twelve months. The reversal would result in the recognition of Ireland deferred tax assets and a corresponding income tax benefit in the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change based on our actual operating results. Net income and adjusted EBITDA Year Ended December 31, 2025 2024 % change (in thousands) Net income $ 416,855 $ 1,862,106 (78%) Adjusted EBITDA $ 1,269,976 $ 1,032,315 23% Net income for the year ended December 31, 2025 was $416.9 million, as compared to $1,862.1 million for the year ended December 31, 2024. Adjusted EBITDA was $1,270.0 million for the year ended December 31, 2025, as compared to $1,032.3 million for the year ended December 31, 2024, due to the factors described above. See “Non-GAAP Financial Measures” for more information and for a reconciliation of net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted EBITDA. Liquidity and capital resources We finance our operations primarily through payments received from our customers. Our primary uses of cash are personnel-related costs and the cost of hosting our website and mobile application. As of December 31, 2025, we had $2,467.2 million in cash, cash equivalents and marketable securities. Our cash equivalents and marketable securities are primarily invested in short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds. As of December 31, 2025, $216.2 million of our cash and cash equivalents was held by our foreign subsidiaries. In October 2022, we replaced the $500.0 million revolving credit facility entered into in November 2018 with an amended and restated five-year $400.0 million revolving credit facility (the “2022 revolving credit facility”) that contained an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions. In October 2023, we amended the 2022 revolving credit facility to increase our aggregate commitment to $500.0 million and reduce our accordion option from $405.0 million to $305.0 million. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term SOFR plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility. The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit. The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The Part II 59 obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets. Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2025. We have not issued any letters of credit and are in compliance with all covenants under the 2022 revolving credit facility as of December 31, 2025. We believe our existing cash, cash equivalents and marketable securities and amounts available under the 2022 revolving credit facility will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months, though we may require additional capital resources in the future. We may elect to raise additional capital through the sale of additional equity to fund our future needs beyond the next 12 months. Our material cash requirements as of December 31, 2025 include our $312.3 million commitment with Amazon Web Services, for which we are not subject to annual purchase commitments, and our $323.5 million of operating lease obligations, of which $50.0 million is due within the next 12 months. In December 2025, we entered into a definitive agreement to acquire tvScientific, for $450.0 million in cash, subject to certain adjustments, which is also due within the next 12 months. In November 2024, our board of directors authorized a stock repurchase program of up to $2.0 billion of our Class A common stock. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. During the year ended December 31, 2025, we repurchased and retired 30,108,015 shares of our Class A common stock for an aggregate purchase price of $927.0 million at an average price per share of $30.79, including $3.3 million excise tax resulting from the Inflation Reduction Act of 2022. As of December 31, 2025, $972.8 million remained available for repurchases under the stock repurchase program. For the years ended December 31, 2025 and 2024, our net cash flows and free cash flow were as follows (in thousands): Year Ended December 31, 2025 2024 Net cash provided by (used in): Operating activities $ 1,284,264 $ 964,594 Investing activities $ (134,482) $ (221,017) Financing activities $ (1,317,942) $ (968,319) Free cash flow(1) $ 1,251,889 $ 939,988 (1) See “Non-GAAP Financial Measure” for more information and for a reconciliation of net cash provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, to free cash flow. Operating activities Cash flows from operating activities consist of our net income (loss) adjusted for certain non-cash reconciling items, such as share-based compensation expense, depreciation and amortization, deferred income taxes, net amortization of investment premium and discount, non-cash charitable contributions and changes in our operating assets and liabilities. Net cash provided by operating activities increased by $319.7 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to an increase in our net income as adjusted for certain non-cash items. Investing activities Cash flows from investing activities consist of capital expenditures for improvements to new and existing office spaces. We also actively manage our operating cash and cash equivalent balances and invest excess cash in short-duration marketable securities, the sales and maturities of which we use to fund our ongoing cash requirements. Net cash used in Part II 60 investing activities decreased by $86.5 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to an increase in maturities of marketable securities offset by an increase in purchases of marketable securities. Financing activities Cash flows from financing activities consist of tax remittances on release of RSUs and RSAs, repurchases of our Class A common stock and proceeds from the exercise of stock options. Net cash used in financing activities increased by $349.6 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to an increase in cash paid for repurchases of our Class A common stock. Free cash flow Free cash flow increased $311.9 million for the year ended December 31, 2025 compared to the year ended December 31, 2024 and consists of net cash provided by operating activities and purchases of property and equipment. See “Non-GAAP Financial Measures” for more information and for a reconciliation of net cash flows provided by operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP, to free cash flow. Critical accounting policies and estimates We prepare our consolidated financial statements in accordance with GAAP. Preparing our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as related disclosures. Because these estimates and judgments may change from period to period, actual results could differ materially, which may negatively affect our financial condition or results of operations. We base our estimates and judgments on historical experience and various other assumptions that we consider reasonable, and we evaluate these estimates and judgments on an ongoing basis. We refer to such estimates and judgments, discussed further below, as critical accounting policies and estimates. Refer to Note 1 to our consolidated financial statements for further information on our other significant accounting policies. Revenue recognition We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a CPC basis, views an ad contracted on CPM or CPD basis or views a video ad contracted on CPV basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. We typically bill customers on a CPC, CPM, CPV, or CPD basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant. We recognize revenue only after satisfying our contractual performance obligations. Income Taxes We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce the total deferred tax assets to the amount we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results and estimates of future taxable income. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made. Part II 61

We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits. We recognize taxes on Global Intangible Low- Taxed Income as incurred. Part II 62

Item 7A. Quantitative and qualitative disclosures about market risk We are exposed to market risks, including changes in foreign currency exchange and interest rates, in the ordinary course of our business. Foreign currency exchange risk Our reporting currency is the U.S. dollar, and the functional currency of our subsidiaries is either their local currency or the U.S. dollar, depending on the circumstances. While the majority of our revenue and operating expenses are denominated in U.S. dollars, we have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. We have experienced and will continue to experience fluctuations in our net income (loss) as a result of transaction gains or losses related to revaluing certain asset and liability balances denominated in currencies other than the functional currency of the subsidiaries in which they are recorded. To date, these fluctuations have not been material. We have not engaged in hedging activities relating to our foreign currency exchange risk, although we may do so in the future. We do not believe a 10% increase or decrease in the relative value of the U.S. dollar would have materially affected our foreign currency gain or loss for the years ended December 31, 2025, 2024 and 2023. Interest rate risk As of December 31, 2025, we held cash, cash equivalents and marketable securities of $2,467.2 million. Our cash equivalents and marketable securities primarily consist of short-duration fixed income securities, including government and investment-grade corporate debt securities and money market funds, and our investment policy is meant to preserve capital and maintain liquidity. Changes in interest rates affect the interest income we earn on our cash, cash equivalents and marketable securities and the fair value of our cash equivalents and marketable securities. A hypothetical 100 basis point increase in interest rates would have decreased the market value of our cash equivalents and marketable securities by $8.5 million and $8.5 million as of December 31, 2025 and 2024, respectively. Part II 63

Item 8. Financial statements and supplementary data Pinterest, Inc. Index to consolidated financial statements Consolidated balance sheets 68 Consolidated statements of operations 69 Consolidated statements of comprehensive income (loss) 70 Consolidated statements of stockholders' equity 71 Consolidated statements of cash flows 72 Notes to consolidated financial statements 74 Reports of independent registered public accounting firm (PCAOB ID: 42) 65 Part II 64

Report of independent registered public accounting firm To the Stockholders and the Board of Directors of Pinterest, Inc. Opinion on the financial statements We have audited the accompanying consolidated balance sheets of Pinterest, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2026, expressed an unqualified opinion thereon. Basis for opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical audit matter The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Part II 65

Revenue recognition Description of the Matter As described in Note 1 to the consolidated financial statements, the Company generates revenue by delivering ads on the Pinterest website and mobile application. Revenue is recognized only after transferring control of the promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click basis or views an ad contracted on a cost per thousand impressions basis. The Company’s revenue recognition process utilizes multiple systems and tools for the initiation, processing, and recording of a high volume of individually low monetary value transactions. This process is dependent on the effective design and operation of multiple systems, tools and controls which require significant audit effort. How We Addressed the Matter in Our Audit With the support of our information technology professionals, we obtained an understanding of the initiation, processing and recording of revenue transactions and tested the relevant systems, tools and controls. For example, we tested controls addressing the accurate recording of delivered advertisements. To test the Company’s recognition of revenue, our audit procedures included, among others, testing that revenue recognized reconciles to amounts recorded to accounts receivables and cash receipts. /s/ Ernst & Young LLP We have served as the Company’s auditor since 2013. San Francisco, California February 12, 2026 Part II 66

Report of independent registered public accounting firm To the Stockholders and the Board of Directors of Pinterest, Inc. Opinion on internal control over financial reporting We have audited Pinterest, Inc.’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Pinterest, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 12,2026 expressed an unqualified opinion thereon. Basis for opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and limitations of internal control over financial reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Ernst & Young LLP San Francisco, California February 12, 2026 Part II 67

Pinterest, Inc. Consolidated balance sheets (In thousands, except par value) Current assets: Cash and cash equivalents $ 969,342 $ 1,136,460 Marketable securities 1,497,811 1,376,409 Accounts receivable, net 997,849 893,403 Prepaid expenses and other current assets 90,735 78,435 Total current assets 3,555,737 3,484,707 Property and equipment, net 66,451 45,624 Operating lease right-of-use assets 150,399 85,867 Goodwill and intangible assets, net 106,310 110,103 Deferred tax assets 1,592,153 1,602,539 Other assets 21,082 13,820 Total assets $ 5,492,132 $ 5,342,660 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities: Accounts payable $ 129,810 $ 84,026 Accrued expenses and other current liabilities 335,663 314,107 Total current liabilities 465,473 398,133 Operating lease liabilities 220,581 151,364 Other liabilities 60,840 42,009 Total liabilities 746,894 591,506 Commitments and contingencies Stockholders’ equity: Class A common stock, $0.00001 par value, 6,666,667 shares authorized, 584,866 and 593,462 shares issued and outstanding as of December 31, 2025 and 2024, respectively; Class B common stock, $0.00001 par value, 1,333,333 shares authorized, 79,680 and 82,471 shares issued and outstanding as of December 31, 2025 and 2024, respectively 7 7 Additional paid-in capital 4,612,205 5,039,439 Accumulated other comprehensive income (loss) 4,333 (130) Retained earnings (accumulated deficit) 128,693 (288,162) Total stockholders’ equity 4,745,238 4,751,154 Total liabilities and stockholders’ equity $ 5,492,132 $ 5,342,660 December 31, 2025 2024 ASSETS The accompanying notes are an integral part of these consolidated financial statements. Part II 68

Pinterest, Inc. Consolidated statements of operations (In thousands, except per share amounts) Year Ended December 31, 2025 2024 2023 Revenue $ 4,221,767 $ 3,646,166 $ 3,055,071 Costs and expenses: Cost of revenue 841,521 750,355 688,760 Research and development 1,427,447 1,240,564 1,068,416 Sales and marketing 1,166,705 1,011,772 911,166 General and administrative 466,211 463,658 512,407 Total costs and expenses 3,901,884 3,466,349 3,180,749 Income (loss) from operations 319,883 179,817 (125,678) Interest income (expense), net 110,493 127,003 105,439 Other income (expense), net 15,514 (19,215) 3,799 Income (loss) before provision for (benefit from) income taxes 445,890 287,605 (16,440) Provision for (benefit from) income taxes 29,035 (1,574,501) 19,170 Net income (loss) $ 416,855 $ 1,862,106 $ (35,610) Net income (loss) per share: Basic $ 0.62 $ 2.74 $ (0.05) Diluted $ 0.61 $ 2.67 $ (0.05) Weighted-average shares used in computing net income (loss) per share: Basic 674,706 678,831 674,641 Diluted 687,771 698,376 674,641 The accompanying notes are an integral part of these consolidated financial statements. Part II 69

Pinterest, Inc. Consolidated statements of comprehensive income (loss) (In thousands) Year Ended December 31, 2025 2024 2023 Net income (loss) $ 416,855 $ 1,862,106 $ (35,610) Other comprehensive income (loss), net of taxes: Change in unrealized gain on available-for-sale marketable securities 1,949 996 10,001 Change in foreign currency translation adjustment and other 2,514 (113) 405 Comprehensive income (loss) $ 421,318 $ 1,862,989 $ (25,204) The accompanying notes are an integral part of these consolidated financial statements. Part II 70

Part II

Pinterest, Inc.
Consolidated statements of stockholders' equity

(in thousands)

	Class A and B Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
	Shares	Amount				
Balance as of December 31, 2022	683,202	$ 7	$ 5,407,724	$ (11,419)	$ (2,114,658)	$ 3,281,654
Release of restricted stock units, net	12,776	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(335,019)	—	—	(335,019)
Issuance of common stock for cash upon exercise of stock options, net	2,756	—	8,499	—	—	8,499
Issuance of common stock related to charitable contributions	500	—	12,890	—	—	12,890
Repurchases of Class A common stock	(21,216)	—	(500,000)	—	—	(500,000)
Share-based compensation	—	—	647,860	—	—	647,860
Other comprehensive income	—	—	—	10,406	—	10,406
Net loss	—	—	—	—	(35,610)	(35,610)
Balance as of December 31, 2023	678,018	$ 7	$ 5,241,954	$ (1,013)	$ (2,150,268)	$ 3,090,680
Release of restricted stock units, net	14,397	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(390,254)	—	—	(390,254)
Issuance of common stock for cash upon exercise of stock options, net	2,643	—	22,142	—	—	22,142
Repurchases of Class A common stock	(19,125)	—	(600,198)	—	—	(600,198)
Share-based compensation	—	—	765,795	—	—	765,795
Other comprehensive income	—	—	—	883	—	883
Net income	—	—	—	—	1,862,106	1,862,106
Balance as of December 31, 2024	675,933	$ 7	$ 5,039,439	$ (130)	$ (288,162)	$ 4,751,154
Release of restricted stock units, net	16,385	—	—	—	—	—
Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards	—	—	(398,982)	—	—	(398,982)
Issuance of common stock for cash upon exercise of stock options, net	1,836	—	8,053	—	—	8,053
Issuance of common stock related to charitable contributions	500	—	13,495	—	—	13,495
Repurchases of Class A common stock	(30,108)	—	(930,263)	—	—	(930,263)
Share-based compensation	—	—	880,463	—	—	880,463
Other comprehensive income	—	—	—	4,463	—	4,463
Net income	—	—	—	—	416,855	416,855
Balance as of December 31, 2025	664,546	$ 7	$ 4,612,205	$ 4,333	$ 128,693	$ 4,745,238

The accompanying notes are an integral part of these consolidated financial statements.

71

Pinterest, Inc. Consolidated statements of cash flows (in thousands) Year Ended December 31, 2025 2024 2023 Operating activities Net income (loss) $ 416,855 $ 1,862,106 $ (35,610) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation and amortization 25,151 21,266 21,509 Share-based compensation 880,463 765,795 647,860 Deferred income taxes 10,468 (1,600,434) (1,838) Non-cash charitable contributions 13,495 — 12,890 Impairment and abandonment charges for leases and leasehold improvements — — 117,315 Net amortization of investment premium and discount (18,092) (29,017) (21,897) Other 7,848 2,320 (2,654) Changes in assets and liabilities: Accounts receivable (104,398) (128,946) (80,782) Prepaid expenses and other assets (3,502) (17,187) 19,861 Operating lease right-of-use assets 30,895 32,711 55,324 Accounts payable 42,902 3,828 (9,261) Accrued expenses and other liabilities 15,359 91,632 (43,249) Operating lease liabilities (33,180) (39,480) (66,507) Net cash provided by operating activities 1,284,264 964,594 612,961 Investing activities Purchases of property and equipment (32,375) (24,606) (8,063) Purchases of marketable securities (1,566,944) (1,510,013) (1,308,020) Sales of marketable securities 31,475 22,040 35,850 Maturities of marketable securities 1,433,362 1,291,562 1,243,240 Net cash used in investing activities (134,482) (221,017) (36,993) Financing activities Proceeds from exercise of stock options, net 8,053 22,133 8,256 Repurchases of Class A common stock (927,013) (600,198) (500,000) Shares repurchased for tax withholdings on release of restricted stock units and restricted stock awards (398,982) (390,254) (335,019) Net cash used in financing activities (1,317,942) (968,319) (826,763) Effect of exchange rate changes on cash, cash equivalents and restricted cash 2,301 (2,569) 1,667 Net decrease in cash, cash equivalents and restricted cash (165,859) (227,311) (249,128) Cash, cash equivalents and restricted cash, beginning of period 1,141,221 1,368,532 1,617,660 Cash, cash equivalents and restricted cash, end of period $ 975,362 $ 1,141,221 $ 1,368,532 Reconciliation of cash, cash equivalents and restricted cash to consolidated balance sheets Cash and cash equivalents $ 969,342 $ 1,136,460 $ 1,361,936 Restricted cash included in prepaid expenses and other current assets — — 2,542 Restricted cash included in other assets 6,020 4,761 4,054 Total cash, cash equivalents and restricted cash $ 975,362 $ 1,141,221 $ 1,368,532 Part II 72

Supplemental cash flow information Cash paid for income taxes, net $ 22,376 $ 25,018 $ 19,173 Non-cash investing and financing activities: Operating lease right-of-use assets obtained in exchange for operating lease liabilities $ 107,133 $ 31,132 $ 32,784 The accompanying notes are an integral part of these consolidated financial statements. 73

Pinterest, Inc. Notes to consolidated financial statements 1. Description of business and summary of significant accounting policies Description of business Pinterest was incorporated in Delaware in 2008 and is headquartered in San Francisco, California. Pinterest is a visual search and discovery platform, positioned at the intersection of search, social, and commerce. We generate revenue by delivering ads on our website and mobile application. Basis of presentation and consolidation We prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). The consolidated financial statements include the accounts of Pinterest, Inc. and its wholly owned subsidiaries. We have eliminated all intercompany balances and transactions. Reclassifications We have reclassified certain amounts in prior periods to conform with current presentation. Use of estimates Preparing our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. We base these estimates and judgments on historical experience and various other assumptions that we consider reasonable. GAAP requires us to make estimates and assumptions in several areas, including the fair values of financial instruments, assets acquired and liabilities assumed through business combinations, share-based awards, and contingencies, the recognition, measurement and valuation of deferred income taxes, the useful lives of our intangible assets and property and equipment, the incremental borrowing rate we use to determine our operating lease liabilities, and revenue recognition, among others. Actual results could differ materially from these estimates and judgments. Segments We operate as a single operating segment. Our chief operating decision maker is our Chief Executive Officer ("CEO"), who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about our revenue, for purposes of making operating decisions, assessing financial performance and allocating resources. Net income (loss) is our primary measure of profit or loss, and all costs and expenses categories on our consolidated statements of operations, as well as share-based compensation expense, are significant. Refer to Note 8 for additional information about our share-based compensation expense. Our other segment items include interest income (expense), net, other income (expense), net and provision for (benefit from) income taxes on our consolidated statements of operations. Revenue recognition We generate revenue by delivering ads on our website and mobile application. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click ("CPC") basis, views an ad contracted on a cost per thousand impressions ("CPM") or cost per day ("CPD") basis or views a video ad contracted on a cost per view ("CPV") basis. We recognize revenue over the service period for ads contracted on a CPD basis, which do not contain minimum impression guarantees. We typically bill customers on a CPC, CPM, CPV, or CPD basis, and our payment terms vary by customer type and location. The term between billing and payment due dates is not significant. We recognize revenue only after satisfying our contractual performance obligations. We occasionally offer customers free ad inventory. When contracts with our customers contain multiple performance obligations, we allocate the overall transaction price, which is the amount of consideration to which we expect to be entitled in exchange for promised goods or services, to each of the distinct performance obligations based on their relative standalone selling prices. We generally determine standalone selling prices based on the effective price charged per contracted click, impression or view, and we Part II 74 do not disclose the value of unsatisfied performance obligations because the original expected duration of our contracts is generally less than one year. For revenue generated from arrangements that involve third parties, we evaluate whether it is appropriate to recognize revenue on a gross or net basis based upon which party obtains control of the specified goods or services before they are transferred to the customer. In making this determination we consider the party primarily responsible for fulfillment, inventory risk, and discretion in establishing price. Certain customers may receive incentives or credits, which are accounted for as variable consideration. We estimate these amounts and reduce revenue based on the amounts expected to be provided to customers. We believe that there will not be significant changes to our estimates of variable consideration for the periods presented. We record sales commissions in sales and marketing as incurred because we would amortize these over a period of less than one year. Our total deferred revenue was $47.5 million and $23.4 million as of December 31, 2025 and 2024, respectively. We expect materially all of our deferred revenue to be recognized in the subsequent quarter. Cost of revenue Cost of revenue consists primarily of expenses associated with the delivery of our service, including the cost of hosting our website and mobile application. Cost of revenue also includes personnel-related expense, including salaries, benefits and share-based compensation for employees on our operations teams, payments associated with partner arrangements, credit card and other transaction processing fees, amortization of acquired intangible assets and allocated facilities and other supporting overhead costs. Share-based compensation Restricted stock units ("RSUs"), restricted stock awards ("RSAs") and stock options granted under our 2019 Omnibus Incentive Plan (the "2019 Plan") are generally subject only to a service condition. We also grant awards subject to performance or market conditions to certain executives from time to time. We record share-based compensation expense over the requisite service period, which is typically two to four years, on a straight-line basis for awards subject only to a service condition and on a graded-vesting basis for awards subject to performance or market conditions. We account for forfeitures as they occur. We measure RSUs and RSAs based on the fair market value of our common stock on the grant date, stock options based on their estimated grant date fair values, which we determine using the Black-Scholes option-pricing model and awards with a market condition using a Monte Carlo simulation valuation model. Income taxes We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted statutory tax rates in effect for the years in which we expect the differences to reverse. We establish valuation allowances to reduce the total deferred tax assets to the amount we believe is more likely than not to be realized. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, including past operating results and estimates of future taxable income. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for (benefit from) income taxes in the period in which such determination is made. We recognize tax benefits from uncertain tax positions when we believe it is more likely than not that the tax position is sustainable on examination by tax authorities based on its technical merits. We recognize taxes on Global Intangible Low- Taxed Income as incurred. Advertising expenses We record advertising expenses as incurred and include these in sales and marketing in the consolidated statements of operations. Advertising expenses were $168.8 million, $161.5 million and $145.6 million for the years ended December 31, 2025, 2024 and 2023, respectively. Part II 75

Marketable securities We invest in highly liquid corporate debt securities, U.S. treasury securities, asset-backed securities, U.S. government agency securities, municipal securities, non-U.S. government and supranational bonds and certificates of deposit. We classify marketable investments with stated maturities of ninety days or less from the date of purchase as cash equivalents and those with stated maturities greater than ninety days from the date of purchase as marketable securities. We classify our marketable securities as available-for-sale investments in our current assets because they are available for use to support current operations. We carry our marketable investments at fair value and record unrealized gains or losses, net of taxes, in accumulated other comprehensive income (loss) in stockholders’ equity. We determine realized gains and losses on the sale of marketable investments using a specific identification method and record these and any expected credit losses in other income (expense), net. Fair value measurements We account for certain assets and liabilities at fair value, which is the amount we believe market participants would be willing to receive to sell an asset or pay to transfer a liability in an orderly transaction. We categorize these assets and liabilities into the three levels below based on the degree to which the inputs we use to measure their fair values are observable in active markets. We use the most observable inputs available to us when measuring fair value. • Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets • Level 2: Observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, or inputs that are derived principally from or corroborated by observable market data or other means • Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities Accounts receivable, net of allowances We record accounts receivable at the original invoiced amount. We maintain an allowance for credit losses for any receivables we may be unable to collect. We estimate uncollectible receivables based on our receivables’ age, our customers’ credit quality and current economic conditions, among other factors that may affect our customers’ ability to pay. We also maintain an allowance for sales credits, which we determine based on historical credits issued to customers. We include the allowances for credit losses and sales credits in accounts receivable, net in the consolidated balance sheets. Property and equipment We carry property and equipment at cost less accumulated depreciation and calculate depreciation using the straight-line method over our assets’ estimated useful lives, which are generally: Property and Equipment Useful Life Computer and network equipment 3 years Furniture and fixtures 4 years Leasehold improvements Lesser of 10 years or remaining lease term Leases and operating lease incremental borrowing rate We lease office space under operating leases with expiration dates through 2036. We determine whether an arrangement constitutes a lease at inception and record lease liabilities and right-of-use assets on our consolidated balance sheets at lease commencement. We measure lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or our incremental borrowing rate, which is the estimated rate we would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. We estimate our incremental borrowing rate based on an analysis of publicly traded debt securities of companies with credit and financial profiles similar to our own. We measure right-of-use assets based on the corresponding lease liability adjusted for (i) payments made to the lessor at or before the commencement date, (ii) initial direct costs we incur and (iii) tenant incentives under the lease. We begin recognizing rent expense when the lessor makes the underlying asset available to us, we do not assume renewals or early terminations unless we are reasonably certain to exercise these options at commencement and we do not allocate consideration between lease and non-lease components. Part II 76

For short-term leases, we record rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred. Business combinations We include the results of operations of businesses that we acquire in our consolidated financial statements beginning on their respective acquisition dates. We allocate the fair value of the purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. When the fair value of the purchase consideration exceeds the fair values of the identifiable assets and liabilities acquired, we record the excess as goodwill. Our estimates of fair value are based on assumptions we believe to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, which is up to one year from the acquisition date, we may record adjustments to the assets and liabilities acquired with the corresponding offset to goodwill. Any adjustments after the measurement period are reflected in our consolidated statements of operations. Long-lived assets, including goodwill and intangible assets We record definite-lived intangible assets at fair value less accumulated amortization. We calculate amortization using the straight-line method over the assets’ estimated useful lives of up to ten years. We review our property and equipment, operating lease right-of-use assets and intangible assets for impairment whenever events or circumstances indicate that an asset’s carrying value may not be recoverable. We measure recoverability by comparing an asset’s carrying value to the future undiscounted cash flows that we expect it to generate. If this test indicates that the asset’s carrying value is not recoverable, we record an impairment charge to reduce the asset’s carrying value to its fair value. We recorded $117.3 million of impairment and abandonment charges for operating lease right-of-use assets and leasehold improvements as part of the restructuring plan for the year ended December 31, 2023. We did not record any other material property and equipment or intangible asset impairments during the periods presented. We review goodwill for impairment at least annually or more frequently if current circumstances or events indicate that the fair value of our single reporting unit may be less than its carrying value. We did not record any goodwill impairment during the periods presented. Website development costs We capitalize costs to develop our website and mobile application when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. Due to the iterative process by which we perform upgrades and the relatively short duration of our development projects, development costs meeting our capitalization criteria were not material during the periods presented. Loss contingencies We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. We record a liability for these when we believe it is probable that we have incurred a loss and can reasonably estimate the loss. We regularly evaluate current information to determine whether we should adjust a recorded liability or record a new one. Foreign currency The functional currency of our international subsidiaries is generally their local currency. We translate our subsidiaries’ financial statements into U.S. dollars using month-end exchange rates for assets and liabilities and rates that approximate those in effect during the period for revenue and costs and expenses. We record translation gains and losses in accumulated other comprehensive income (loss) in stockholders’ equity. We record foreign exchange transaction gains and losses in other income (expense), net. Our net foreign exchange gains and losses were not material for the periods presented. Concentration of business risk We have an agreement with Amazon Web Services (“AWS”) to provide the cloud computing infrastructure we use to host our website, mobile application and many of the internal tools we use to operate our business. We are currently required to maintain a substantial majority of our monthly usage of certain compute, storage, data transfer and other services on Part II 77

AWS. Any transition of the cloud services currently provided by AWS to another cloud services provider would be difficult to implement and would cause us to incur significant time and expense. Concentration of credit risk Financial instruments that may potentially expose us to concentrations of credit risk primarily consist of cash, cash equivalents, marketable securities and restricted cash. Our investment policy is meant to preserve capital and maintain liquidity. The policy limits our marketable investments to investment-grade securities and limits our credit exposure by limiting our concentration in any one corporate issuer or sector and by establishing a minimum credit rating for marketable investments we purchase. Although we deposit cash and marketable investments with multiple financial institutions, our deposits may exceed insurable limits. No customer accounted for more than 10% of our revenue for the years ended December 31, 2025, 2024 and 2023. Our accounts receivable are generally unsecured. We monitor our customers’ credit quality on an ongoing basis and maintain reserves for estimated credit losses. Bad debt expense was not material for the years ended December 31, 2025, 2024 and 2023. Recently Adopted Accounting Pronouncements In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. We adopted ASU 2023-09 prospectively as of January 1, 2025, and the effects of adoption on our consolidated financial statements were not material. Refer to Note 10 to our consolidated financial statements for further information. Recent Accounting Pronouncements Not Yet Adopted In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (subtopic 220-40), which requires disclosure of disaggregation of certain relevant expenses included in the statements of operations on an annual and interim basis. ASU 2024-03 will be effective for our annual periods beginning January 1, 2027 and interim periods beginning January 1, 2028. The amendments may be applied prospectively or retrospectively, and early adoption is permitted. We are currently evaluating the effects of adoption on our consolidated financial statements. In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which amends certain aspects of the accounting for and disclosure of software costs. ASU 2025-06 will be effective for us beginning January 1, 2028. The amendments may be applied using a prospective, retrospective, or modified transition approach, and early adoption is permitted. We are currently evaluating the effects of adoption on our consolidated financial statements. Part II 78

2. Cash, cash equivalents and marketable securities Cash, cash equivalents and marketable securities consist of the following (in thousands): December 31, 2025 Amortized Cost Unrealized Gains Unrealized Losses Fair Value Cash and cash equivalents: Cash $ 160,698 $ — $ — $ 160,698 Money market funds 452,315 — — 452,315 Commercial paper 286,897 6 (24) 286,879 U.S. treasury securities 64,926 8 — 64,934 Corporate bonds 4,516 — — 4,516 Total cash and cash equivalents 969,352 14 (24) 969,342 Marketable securities: Corporate bonds 704,069 2,277 (58) 706,288 U.S. treasury securities 373,920 929 (5) 374,844 Commercial paper 253,304 163 (1) 253,466 Certificates of deposit 163,081 132 — 163,213 Total marketable securities 1,494,374 3,501 (64) 1,497,811 Total $ 2,463,726 $ 3,515 $ (88) $ 2,467,153 December 31, 2024 Amortized Cost Unrealized Gains Unrealized Losses Fair Value Cash and cash equivalents: Cash $ 111,718 $ — $ — $ 111,718 Money market funds 861,824 — — 861,824 Commercial paper 150,464 1 (9) 150,456 Corporate bonds 8,307 — (3) 8,304 Certificates of deposit 4,158 — — 4,158 Total cash and cash equivalents 1,136,471 1 (12) 1,136,460 Marketable securities: Corporate bonds 515,301 1,385 (474) 516,212 U.S. treasury securities 425,677 439 (763) 425,353 Commercial paper 260,205 191 (11) 260,385 Certificates of deposit 171,892 151 (22) 172,021 Non-U.S. government and supranational bonds 2,437 1 — 2,438 Total marketable securities 1,375,512 2,167 (1,270) 1,376,409 Total $ 2,511,983 $ 2,168 $ (1,282) $ 2,512,869 Our allowance for credit losses for our marketable securities was not material as of December 31, 2025 and 2024. The fair value of our marketable securities by contractual maturity is as follows (in thousands): December 31, 2025 Due in one year or less $ 1,028,215 Due after one to five years 469,596 Total $ 1,497,811 Net realized gains and losses from sales of available-for-sale securities were not material for any period presented. Part II 79

3. Fair value of financial instruments The fair values of the financial instruments we measure at fair value on a recurring basis are as follows (in thousands): December 31, 2025 Level 1 Level 2 Level 3 Total Cash equivalents: Money market funds $ 452,315 $ — $ — $ 452,315 Commercial paper — 286,879 — 286,879 U.S. treasury securities 64,934 — — 64,934 Corporate bonds — 4,516 — 4,516 Marketable securities: Corporate bonds — 706,288 — 706,288 U.S. treasury securities 374,844 — — 374,844 Commercial paper — 253,466 — 253,466 Certificates of deposit — 163,213 — 163,213 Other assets: Certificates of deposit $ — $ 6,020 $ — $ 6,020 December 31, 2024 Level 1 Level 2 Level 3 Total Cash equivalents: Money market funds $ 861,824 $ — $ — $ 861,824 Commercial paper — 150,456 — 150,456 Corporate bonds — 8,304 — 8,304 Certificates of deposit — 4,158 — 4,158 Marketable securities: Corporate bonds — 516,212 — 516,212 U.S. treasury securities 425,353 — — 425,353 Commercial paper — 260,385 — 260,385 Certificates of deposit — 172,021 — 172,021 Non-U.S. government and supranational bonds — 2,438 — 2,438 Other assets: Certificates of deposit $ — $ 4,761 $ — $ 4,761 We classify our marketable securities within Level 1 or Level 2 because we determine their fair values using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Part II 80

4. Other balance sheet components Property and equipment, net Property and equipment, net consists of the following (in thousands): December 31, 2025 2024 Leasehold improvements $ 95,309 $ 78,136 Furniture and fixtures 23,752 22,630 Computer and network equipment 33,092 31,407 Total property and equipment 152,153 132,173 Less: accumulated depreciation (105,512) (89,746) Construction in progress 19,810 3,197 Property and equipment, net $ 66,451 $ 45,624 Depreciation expense was $19.4 million, $13.9 million and $14.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. Accrued expenses and other current liabilities Accrued expenses and other current liabilities consists of the following (in thousands): December 31, 2025 2024 Accrued hosting expenses $ 67,964 $ 56,946 Accrued compensation 57,089 52,717 Accrued legal expenses 11,440 47,599 Operating lease liabilities 41,437 34,425 Deferred revenue 47,467 23,387 Other accrued expenses 110,266 99,033 Accrued expenses and other current liabilities $ 335,663 $ 314,107 5. Goodwill and intangible assets, net Goodwill was unchanged for the years ended December 31, 2025 and 2024. Part II 81

Part II

Intangible assets, net consists of the following (in thousands):

	December 31, 2025			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[(1)]
Acquired technology, patents and other intangibles	$ 41,872	$ (36,283)	$ 5,589	4.9 years
Customer relationships	17,700	(17,206)	494	1.6 years
Total intangible assets, net	$ 59,572	$ (53,489)	$ 6,083	

	December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-Average Useful Life[(1)]
Acquired technology, patents and other intangibles	$ 39,907	$ (31,065)	$ 8,842	4.9 years
Customer relationships	17,700	(16,666)	1,034	1.6 years
Total intangible assets, net	$ 57,607	$ (47,731)	$ 9,876	

(1) Based on the weighted-average useful life established as of acquisition date.

Amortization expense was $5.8 million, $7.4 million and $7.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimated future amortization expense as of December 31, 2025, is as follows (in thousands):

	Intangible Asset Amortization
2026	$ 3,817
2027	869
2028	827
2029	471
2030	99
Thereafter	—
Total	$ 6,083

6. Commitments and contingencies

As of December 31, 2025, our non-cancelable contractual commitments are as follows (in thousands):

	Purchase Commitments	Operating Leases	Total Commitments
2026	$ —	$ 49,969	$ 49,969
2027	—	46,958	46,958
2028	—	41,077	41,077
2029	312,292	36,232	348,524
2030	—	32,453	32,453
Thereafter	—	116,811	116,811
Total	$ 312,292	$ 323,500	$ 635,792

Purchase commitments

In April 2021, we entered into a new private pricing addendum with AWS, which governs our use of cloud computing infrastructure provided by AWS. Under the new pricing addendum, we are required to purchase at least $3,250.0 million of cloud services from AWS through April 2029. If we fail to do so, we are required to pay the difference between the

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amount we spend and the required commitment amount. As of December 31, 2025, our remaining contractual commitment is $312.3 million. We expect to meet our remaining commitment. Legal matters We are involved in various lawsuits, claims and proceedings that arise in the ordinary course of business. While the results of legal matters are inherently uncertain, we do not believe there is a reasonable possibility that the ultimate resolution of these matters, either individually or in aggregate, will have a material adverse effect on our business, financial position, results of operations or cash flows. Revolving credit facility In October 2022, we replaced the $500.0 million revolving credit facility entered into in November 2018 with an amended and restated five-year $400.0 million revolving credit facility (the “2022 revolving credit facility”) that contained an accordion option which, if exercised, would allow us to increase the aggregate commitments by up to $405.0 million provided we are able to secure additional lender commitments and satisfy certain other conditions. In October 2023, we amended the 2022 revolving credit facility to increase our aggregate commitment to $500.0 million and reduce our accordion option from $405.0 million to $305.0 million. Interest on any borrowings under the 2022 revolving credit facility accrues at either an adjusted term SOFR plus 0.10% and a margin of 1.50% or at an alternative base rate plus a margin of 0.50%, at our election, and we are required to pay an annual commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the 2022 revolving credit facility. The 2022 revolving credit facility also allows us to issue letters of credit, which reduce the amount we can borrow. We are required to pay a fee that accrues at 0.125% per annum on the average aggregate daily maximum amount available to be drawn under any outstanding letters of credit. The 2022 revolving credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict our ability to incur indebtedness, grant liens, make distributions to holders of our stock or the stock of our subsidiaries, make investments or engage in transactions with our affiliates. The 2022 revolving credit facility also contains a financial maintenance covenant: a maximum net leverage ratio of consolidated debt to consolidated EBITDA no greater than 3.50 to 1.00, subject to an increase up to 4.00 to 1.00 for a certain period following an acquisition. The obligations under the 2022 revolving credit facility are secured by liens on substantially all of our domestic assets, including certain domestic intellectual property assets. Our total borrowing capacity under the revolving credit facility is $500.0 million as of December 31, 2025. We have not issued any letters of credit and are in compliance with all covenants under the 2022 revolving credit facility as of December 31, 2025. 7. Leases We have entered into various non-cancelable office space operating leases with original lease periods expiring between 2026 and 2036. These do not contain material variable rent payments, residual value guarantees, covenants or other restrictions. Operating lease costs for the years ended December 31, 2025, 2024 and 2023, are as follows (in thousands): Year Ended December 31, 2025 2024 2023 Lease cost: Operating lease cost $ 40,892 $ 41,031 $ 51,044 Short-term lease cost 2,316 1,532 759 Total $ 43,208 $ 42,563 $ 51,803 In April 2024, we entered into a sublease agreement with a term of May 2024 through December 2032. Sublease income for the year ended December 31, 2025 was not material. The weighted-average remaining term of our operating leases was 7.4 years and 6.6 years, and the weighted-average discount rate used to measure the present value of our operating lease liabilities was 5.3% and 5.4% as of December 31, 2025 and 2024, respectively. Part II 83

Part II

Maturities of our operating lease liabilities, which do not include short-term leases, as of December 31, 2025, are as follows (in thousands):

	Operating Leases
2026	$ 49,969
2027	46,958
2028	41,077
2029	36,232
2030	32,453
Thereafter	116,811
Total lease payments	323,500
Less imputed interest	(61,482)
Total operating lease liabilities	$ 262,018

Cash payments included in the measurement of our operating lease liabilities were $44.1 million, $50.4 million and $61.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, operating leases that have not yet commenced were not material and are excluded from the table above.

8. Stockholder's Equity

Equity incentive plan

Our 2019 Plan provides for the issuance of stock options, RSAs, RSUs and other equity- or cash-based awards to qualified employees, directors and consultants. Stock options granted under our 2019 Plan have a maximum life of 10 years and an exercise price not less than 100% of the fair market value of our common stock on the date of grant.

The number of shares of our Class A common stock reserved for issuance under our 2019 Plan will automatically increase on the first day of each fiscal year through and including January 1, 2029, in an amount equal to 5% of the total number of shares of our Class A common stock and our Class B common stock outstanding on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by our board of directors. 186,410,561 shares of our Class A common stock were reserved for future issuance under our 2019 Plan as of December 31, 2025.

Stock option activity

Stock option activity during the year ended December 31, 2025, was as follows (in thousands, except per share amounts):

	Stock Options Outstanding			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value [1]
			(in years)	
Outstanding as of December 31, 2024	10,390	$ 17.21	6.2	$ 122,472
Exercised	(1,836)	4.42		
Outstanding as of December 31, 2025	8,554	$ 19.96	6.5	$ 50,720
Exercisable as of December 31, 2025	6,949	$ 19.96	6.5	$ 41,210

(1) We calculate intrinsic value based on the difference between the exercise price of in-the-money-stock options and the fair value of our common stock as of the respective balance sheet date.

The total grant-date fair value of stock options vested during the years ended December 31, 2025, 2024 and 2023 was $25.2 million, $25.2 million and $28.4 million, respectively. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2025, 2024 and 2023 was $46.7 million, $74.4 million and $70.2 million, respectively.

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Restricted stock unit and restricted stock award activity RSU and RSA activity during the year ended December 31, 2025, was as follows (in thousands, except per share amounts): Restricted Stock Units and Restricted Stock Awards Outstanding Shares Weighted Average Grant Date Fair Value Outstanding as of December 31, 2024 37,217 $ 29.33 Granted 37,305 29.70 Released (29,047) 28.69 Forfeited (6,356) 28.81 Outstanding as of December 31, 2025 39,119 $ 30.25 During the year ended December 31, 2025, we granted 798,034 RSUs that vest subject to continued service and a market condition under which the number of RSUs that vest will range from 0% to 200% of the number granted based on our total stockholder return relative to the returns of the companies in the Nasdaq CTA Internet Index over a two to three-years performance period. The weighted-average grant-date fair value of these RSUs was $45.49, which we estimated using a Monte Carlo simulation model with the following assumptions: Year Ended December 31, 2025 Expected term (in years) 2.0 - 3.0 Risk-free interest rate 3.5% - 4.3% Expected volatility 47.4% - 57.3% Share-based compensation Share-based compensation expense during the years ended December 31, 2025, 2024 and 2023, was as follows (in thousands): Year Ended December 31, 2025 2024 2023 Cost of revenue $ 19,541 $ 14,836 $ 11,117 Research and development 567,571 497,442 422,964 Sales and marketing 149,565 122,149 96,798 General and administrative 143,786 131,368 116,981 Total share-based compensation $ 880,463 $ 765,795 $ 647,860 We recognized income tax benefits on share-based compensation expense of $182.3 million and $158.7 million for the years ended December 31, 2025 and 2024, respectively, which are reflected in the provision for (benefit from) income taxes on our consolidated statements of operations. No income tax benefits were recognized for the year ended December 31, 2023 due to the valuation allowance on our deferred tax assets. As of December 31, 2025, we had $1,080.6 million of unrecognized share-based compensation expense, which we expect to recognize over a weighted-average period of 1.9 years. Stock Repurchase In November 2024, our board of directors authorized a stock repurchase program of up to $2.0  billion of our Class A common stock. Under the stock repurchase program, we are authorized to repurchase, from time-to-time, shares of our Class A common stock through open market purchases, in privately negotiated transactions or in such other manner as permitted by securities law and as determined by management at such time and in such amounts as management may decide. The program does not obligate us to repurchase any specific number of shares and may be modified, suspended or discontinued at any time. The timing, manner, price and amount of any repurchases are determined by management in its Part II 85

Part II

discretion and depend on a variety of factors, including legal requirements, price and economic and market conditions. During the year ended December 31, 2025, we repurchased and retired 30,108,015 shares of our Class A common stock for an aggregate purchase price of $927.0 million at an average price per share of $30.79, including $3.3 million excise tax resulting from the Inflation Reduction Act of 2022. As of December 31, 2025, $972.8 million remained available for repurchases under the stock repurchase program.

9. Net income (loss) per share

We present net income (loss) per share using the two-class method required for multiple classes of common stock. Holders of our Class A and Class B common stock have identical rights except with respect to voting, conversion and transfer rights and therefore share equally in our net income or losses.

We calculate basic net income (loss) per share by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period.

Diluted net income (loss) per share gives effect to all potential shares of common stock, including stock options, RSAs and RSUs to the extent these are dilutive. The calculation of diluted net income (loss) of Class A common stock assumes the conversion of our Class B common stock to Class A common stock, while the diluted net income (loss) of Class B common stock does not assume the conversion of those shares to Class A common stock. We calculated basic and diluted net income (loss) per share as follows (in thousands, except per share amounts):

	Year Ended December 31,					
	2025		2024		2023	
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income (loss) per share:						
Numerator:						
Net income (loss)	$ 366,667	$ 50,188	$1,633,901	$ 228,205	$ (30,937)	$ (4,673)
Denominator:						
Weighted-average shares used in computing net income (loss) per share, basic	593,473	81,233	595,639	83,192	586,109	88,532
Basic net income (loss) per share	$ 0.62	$ 0.62	$ 2.74	$ 2.74	$ (0.05)	$ (0.05)
Diluted net income (loss) per share:						
Numerator:						
Net income (loss)	$ 366,667	$ 50,188	$1,633,901	$ 228,205	$ (30,937)	$ (4,673)
Reallocation of net income as a result of conversion of Class B to Class A common stock	50,188	—	228,205	—	—	—
Reallocation of net income to Class B common stock	—	(953)	—	(6,387)	—	—
Diluted net income (loss)	$ 416,855	$ 49,235	$1,862,106	$ 221,818	$ (30,937)	$ (4,673)
Denominator:						
Weighted-average shares used in computing net income (loss) per share, basic	593,473	81,233	595,639	83,192	586,109	88,532
Conversion of Class B to Class A common stock	81,233	—	83,192	—	—	—
Weighted average effect of dilutive potential common stock	13,065	—	19,545	—	—	—
Weighted-average shares used in computing net income (loss) per share, diluted	687,771	81,233	698,376	83,192	586,109	88,532
Diluted net income (loss) per share	$ 0.61	$ 0.61	$ 2.67	$ 2.67	$ (0.05)	$ (0.05)

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Basic net income (loss) per share is the same as diluted net income (loss) per share for the periods we reported net losses. We excluded the following weighted-average potential shares of common stock from our calculation of diluted net income (loss) per share because these would be anti-dilutive (in thousands): Year Ended December 31, 2025 2024 2023 Outstanding stock options — — 14,463 Unvested restricted stock units and restricted stock awards 13,391 7,980 53,228 Total 13,391 7,980 67,691 Part II 87

10. Income taxes The components of income (loss) before provision for (benefit from) income taxes are as follows (in thousands): Year Ended December 31, 2025 2024 2023 United States $ 458,547 $ 317,169 $ 20,713 Foreign (12,657) (29,564) (37,153) Income (loss) before provision for (benefit from) income taxes $ 445,890 $ 287,605 $ (16,440) Provision for (benefit from) income taxes consists of the following (in thousands): Year Ended December 31, 2025 2024 2023 Current: Federal $ 149 $ 7,671 $ 7,833 State 5,135 10,533 6,698 Foreign 13,283 7,729 6,477 Total current tax expense 18,567 25,933 21,008 Deferred: Federal (301) (1,434,298) 6 State 11,397 (162,684) 3 Foreign (628) (3,452) (1,847) Total deferred tax expense (benefit) 10,468 (1,600,434) (1,838) Provision for (benefit from) income taxes $ 29,035 $ (1,574,501) $ 19,170 The table below includes a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective tax rate for the year ended December 31, 2025, after the adoption of ASU 2023-09 (in thousands, except percentages): Year Ended December 31, 2025 Tax at U.S. statutory rate $ 93,637 21 % State and local income taxes, net of benefit(1) 13,203 3 Effect of non-U.S. operations 2,344 1 Nondeductible and nontaxable items Share-based compensation (4,606) (1) Other 2,848 1 Tax credits Research and development credit (76,612) (17) Foreign tax credit (2,352) (1) Changes in unrecognized tax benefits 968 — Other (395) — Provision for (benefit from) income taxes $ 29,035 7% (1) The states and local jurisdiction that contribute to the majority (greater than 50%) in this category include Illinois, Texas, New York state and city, Pennsylvania and Columbus. Part II 88

The table below includes a reconciliation of the U.S. federal statutory rate of 21% to the Company's effective tax rate for the years ended December 31, 2024 and 2023, prior the adoption of ASU 2023-09 (in thousands): Year Ended December 31, 2024 2023 Tax at U.S. statutory rate $ 60,397 $ (3,453) State income taxes, net of benefit (120,204) 5,111 Foreign operations 12,007 17,721 Share-based compensation (23,019) (18,925) Permanent book/tax differences 1,171 692 Change in valuation allowance (1,421,323) 111,497 Tax credits (83,587) (93,887) Other 57 414 Provision for (benefit from) income taxes $ (1,574,501) $ 19,170 During the year ended December 31, 2025, the cash paid for income taxes by the Company were as follows (in thousands): Year Ended December 31, 2025 Federal $ 2,000 State and local Texas 1,152 All other state and local 5,276 Foreign Brazil 4,678 Ireland 3,098 United Kingdom 1,668 All other foreign 4,504 Total income taxes paid, net of amounts refunded $ 22,376 The amount of cash paid for income taxes by the Company during the years ended December 31, 2024 and 2023 was $25.0 million and $19.2 million, respectively. On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted into law. The legislation includes provisions that allow for the immediate expensing of domestic U.S. research and development expenses and other changes to the U.S. taxation of profits derived from foreign operations. The provisions of the OBBBA have multiple effective dates from 2025 through 2027. The changes effective in 2025 are included in our provision for income taxes for the year ended December 31, 2025 and were not material. The primary difference between our effective tax rate and the U.S. federal statutory rate is the research and development credit partially offset by state tax expense for the year ended December 31, 2025. The primary difference between our effective tax rate and the U.S. federal statutory rate is the full valuation allowance we have established on our U.S. federal, state, excluding California, deferred tax assets for the year ended December 31, 2024. Part II 89

Significant components of our deferred tax assets and liabilities are as follows (in thousands): December 31, 2025 2024 Deferred tax assets: Net operating loss carryforwards $ 569,975 $ 524,598 Research tax credits 786,586 677,104 Reserves, accruals and other 27,463 33,312 Lease obligations 50,331 41,493 Share-based compensation 36,311 33,793 Research capitalization and amortization 486,379 623,368 Total deferred tax assets 1,957,045 1,933,668 Less: valuation allowance (346,095) (322,070) Deferred tax assets, net of valuation allowance 1,610,950 1,611,598 Deferred tax liabilities: Depreciation and amortization (15,838) (6,394) Prepaid expenses (2,959) (2,665) Total deferred tax liabilities (18,797) (9,059) Deferred tax assets (liabilities) $ 1,592,153 $ 1,602,539 Due to uncertainty regarding realizability of our deferred tax assets in California, we believe that it is more likely than not that our California deferred tax assets will not be realizable as of December 31, 2025. Due to our history of losses, we believe it is more likely than not that our Irish deferred tax assets will not be realized as of December 31, 2025. Our valuation allowance increased by $24.0 million for the year ended December 31, 2025, primarily due to California tax credits generated during the year. Given our current and anticipated future earnings, we believe that there is a reasonable possibility that sufficient positive evidence may become available to allow us to determine that the valuation allowance recorded against our Ireland deferred tax assets could be released within the next twelve months. The reversal would result in the recognition of Ireland deferred tax assets and a corresponding income tax benefit in the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change based on our actual operating results. As of December 31, 2025, we had federal, California and other state net operating loss carryforwards of $2,160.6 million, $554.3 million and $956.4 million, respectively. Our federal carryforwards do not expire. If not utilized, our California and other state carryforwards will begin to expire in 2029 and 2026, respectively. Utilization of our net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations provided by Section 382 of the Internal Revenue Code and similar state provisions. Our net operating loss carryforwards could expire before utilization if subject to annual limitations. As of December 31, 2025, we had $198.2 million and $6.7 million of Irish and Other Foreign net operating loss carryforwards, respectively, that can be carried forward indefinitely. As of December 31, 2025, we had federal, California, other state and foreign research and development credit carryforwards of $711.4 million, $490.0 million, $2.0 million and $3.4 million, respectively. If not utilized, our federal and foreign carryforwards will begin to expire in 2039, 2033 and 2043, respectively. Our California carryforwards do not expire. Part II 90

Changes in gross unrecognized tax benefits were as follows (in thousands): Gross Unrecognized Tax Benefits Balance as of December 31, 2023 $ 250,905 Increases for tax positions of prior years 6,545 Decreases for tax positions of prior years (196) Increases for tax positions of current year 56,819 Balance as of December 31, 2024 $ 314,073 Increases for tax positions of prior years 1,900 Decreases for tax positions of prior years (38) Increases for tax positions of current year 54,274 Balance as of December 31, 2025 $ 370,209 Recognizing the $370.2 million of gross unrecognized tax benefits we had as of December 31, 2025 would affect our effective tax rate by $219.4 million. The remaining $150.8 million of gross unrecognized tax benefits would be offset by the reversal of related deferred tax assets, which primarily are subject to a full valuation allowance. We recognize interest and penalties related to uncertain tax positions in provision for income taxes. Accrued interest and penalties are not material as of December 31, 2025 and 2024. We are subject to taxation in the U.S. and various other state and foreign jurisdictions. As we have net operating loss carryforwards for U.S. federal and state jurisdictions, the statute of limitations is open for all tax years. For material foreign jurisdiction, the tax years open to examination include the years 2021 and forward. 11. Geographical information Revenue disaggregated by geography based on our customers’ billing addresses is as follows (in thousands): Year Ended December 31, 2025 2024 2023 U.S. and Canada(1) $ 3,052,639 $ 2,739,887 $ 2,350,188 Europe(2) 779,092 601,187 501,290 Rest of World 390,036 305,092 203,593 Total revenue $ 4,221,767 $ 3,646,166 $ 3,055,071 (1) United States revenue was $2,912.0 million, $2,612.1 million and $2,226.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. No individual country other than the United States exceeded 10% of our total revenue for any period presented. (2) Europe includes Russia and Turkey. Property and equipment, net and operating lease right-of-use assets by geography is as follows (in thousands): December 31, 2025 2024 United States $ 140,049 $ 74,623 United Kingdom 26,234 3,249 Ireland 22,151 24,201 International(1) 28,416 29,418 Total property and equipment, net and operating lease right-of-use assets $ 216,850 $ 131,491 (1) Other than the United States, United Kingdom and Ireland, no other country exceeded 10% of our total property and equipment, net and operating lease right-of-use assets for any period presented. Part II 91

12. Subsequent events Restructuring On January 26, 2026, we announced a global restructuring plan (the “Plan”) that includes a workforce reduction of less than 15% as well as office space reductions. As a result, we expect to incur total pre-tax restructuring charges of approximately $35.0 million to $45.0 million, which are expected to be primarily cash-related expenditures. We expect to complete the Plan by the third quarter of 2026. Acquisition In December 2025, we entered into a definitive agreement to acquire tvScientific, a connected TV performance advertising platform, for $450.0 million in cash, subject to certain adjustments. The transaction is expected to close in the first half of 2026, subject to customary closing conditions, including required regulatory approval. Part II 92

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure None. Item 9A. Controls and procedures Evaluation of disclosure controls and procedures Our management, with the participation of our chief executive officer ("CEO") and chief financial officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("SEC"), and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. Management's report on internal control over financial reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the assessment, management has concluded that its internal control over financial reporting was effective as of December 31, 2025 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part II, Item 8 of this Annual Report on Form 10-K. Changes in internal control over financial reporting There was no change in our internal control over financial reporting (as defined in Rules 13a-15(d) and 15d-15(d) under the Exchange Act) during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Limitations on effectiveness of controls and procedures In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Part II 93

Item 9B. Other information During the last fiscal quarter, our directors and section 16 officers entered into or terminated the following Rule 10b5–1 trading arrangements, the material terms of which are summarized below: On November 25, 2025, Gokul Rajaram, a member of our Board of Directors, adopted a trading plan intended to satisfy Rule 10b5-1(c) under the Exchange Act to sell, between February 23, 2026, and January 20, 2027, up to 21,000 shares of our Class A common stock. Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections Not applicable. Part II 94

Part III Item 10. Directors, executive officers and corporate governance The information required by this item is incorporated by reference to the sections titled “Election of directors”, “Corporate governance”, "Executive officers," “Executive compensation” and, as applicable, "Delinquent section 16(a) reports" that will be included in our Definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission (SEC) within 120 days of December 31, 2025 (the "2026 Proxy Statement"). Item 11. Executive compensation The information required by this item is incorporated by reference to the sections titled “Executive compensation” and "Director compensation" that will be included in our 2026 Proxy Statement. Item 12. Security ownership of certain beneficial owners and management and related stockholder matters The information required by this item is incorporated by reference to the sections titled “Security ownership of certain beneficial owners and management” and "equity compensation plan information" that will be included in our 2026 Proxy Statement. Item 13. Certain relationships and related transactions, and director independence The information required by this item is incorporated by reference to the sections titled “Election of directors” and “Other matters” that will be included in our 2026 Proxy Statement. Item 14. Principal accountant fees and services The information required by this item is incorporated by reference to the section titled “Audit matters” that will be included in our 2026 Proxy Statement. 95

Part IV

Item 15. Exhibits and financial statement schedules

The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

   The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

2. Financial Statement Schedules

   Financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under "Item 8. Financial Statements and Supplementary Data."

3. Exhibits

   The exhibits listed in the following Exhibit Index are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of the Company.	8-K	001-38872	3.3	May 27, 2025
3.2	Amended and Restated Bylaws of the Company.	8-K	001-38872	3.1	May 27, 2025
4.1	Description of our Common Stock.	10-K	001-38872	4.2	February 7, 2020
4.2	Form of Indenture.	10-K	001-38872	4.3	February 3, 2022
10.2+	Form of Executive Severance & Change in Control Agreement (CEO).	S-1/A	333-230458	10.14	April 8, 2019
10.3+	Form of Amended and Restated Executive Severance & Change in Control Agreement (Non-CEO).	10-K	001-38872	10.3	February 3, 2022
10.4+	Confidential Information and Invention Assignment Agreement by and between Cold Brew Labs Inc. and Benjamin Silbermann, dated as of October 28, 2008.	S-1/A	333-230458	10.4	March 29, 2019
10.5+	Pinterest, Inc. 2019 Omnibus Incentive Plan.	S-1/A	333-230458	10.11	March 29, 2019
10.6+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Unit Grant Notice and Agreement.	S-1/A	333-230458	10.12	April 8, 2019
10.7+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Grant Notice and Agreement.	10-K	001-38872	10.14	February 7, 2020
10.8+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement.	10-K	001-38872	10.15	February 7, 2020
10.9+	Non-Employee Director Compensation Policy.	10-Q	001-38872	10.1	August 7, 2025
10.10+	Offer Letter, dated June 22, 2022, between Pinterest, Inc. and William Ready.	8-K	001-38872	10.1	June 28, 2022
10.11+	Executive Severance and Change in Control Agreement, dated June 23, 2022 between Pinterest, Inc. and William Ready.	8-K	001-38872	10.2	June 28, 2022
10.12+	Transition Letter, dated June 22, 2022 between Pinterest, Inc. and Ben Silbermann.	8-K	001-38872	10.3	June 28, 2022

96

Part IV

10.13+	Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of June 29, 2022.	10-Q	001-38872	10.4	August 1, 2022
10.14+	Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Award Grant Notice and Agreement by and between Pinterest, Inc. and William Ready, dated as of August 31, 2022.	10-Q	001-38872	10.1	October 27, 2022
10.15+	Offer Letter, dated November 14, 2022, between Pinterest, Inc. and Wanji Walcott.	10-K	001-38872	10.25	February 6, 2023
10.16+	Offer Letter, dated May 24, 2023, between Pinterest, Inc. and Julia Brau Donnelly.	8-K	001-38872	10.1	May 30, 2023
10.17+	Pinterest, Inc. Severance Plan for Certain Employees.	10-Q	001-38872	10.1	October 30, 2023
10.18	Revolving Credit Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 25, 2022.	10-Q	001-38872	10.2	October 27, 2022
10.19	First Amendment to Revolving Credit and Guaranty Agreement, by and among the Company, the Guarantors and JP Morgan Chase Bank, N.A., as administrative agent, dated as of October 19, 2023.	10-Q	001-38872	10.2	October 30, 2023
10.20	Cooperation Agreement, dated December 6, 2022, by and among Elliott Associates, L.P., Elliott International L.P. and Pinterest, Inc.	8-K	001-38872	10.1	December 6, 2022
10.21+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Performance-Based Restricted Stock Unit Grant Notice and Agreement.	10-K	001-38872	10.26	February 6, 2025
10.22+*	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Performance-Based Restricted Stock Unit Grant Notice and Agreement (rTSR).	10-K	001-38872	10.27	February 6, 2025
10.23+	Offer Letter, dated May 17, 2024, between Pinterest, Inc. and Matthew Madrigal.	10-K	001-38872	10.28	February 6, 2025
10.24+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Performance-Based Restricted Stock Unit Grant Notice and Agreement (rTSR), effective February 26, 2025, prospectively.	10-Q	001-38872	10.1	May 8, 2025
10.25+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Stock Option Grant Notice and Agreement, effective February 26, 2025, prospectively.	10-Q	001-38872	10.2	May 8, 2025
10.26+	Form of Pinterest, Inc. 2019 Omnibus Incentive Plan Restricted Stock Unit Grant Notice and Agreement, effective February 26, 2025, prospectively.	10-Q	001-38872	10.3	May 8, 2025
10.27+	Form of Indemnification Agreement between the Company and each of its directors and executive officers.	10-Q	001-38872	10.1	November 4, 2025
10.28*	Offer Letter, dated November 15, 2021, between Pinterest, Inc. and Malik Ducard.				
19.1	Pinterest, Inc. Insider Trading Policy.	10-K	001-38872	19.1	February 6, 2025
21.1*	List of Subsidiaries of Pinterest, Inc.				

97

23.1* Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. 24.1* Power of Attorney. 31.1* Certification of Principal Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002. 31.2* Certification of Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002. 32.1** Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1 Pinterest, Inc. Clawback Policy. 10-K 001-38872 97.1 February 8, 2024 101.INS* Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document). 101.SCH* Inline XBRL Taxonomy Extension Schema Document. 101.CAL* Inline XBRL Taxonomy Extension Calculation Linkbase Document. 101.DEF* Inline XBRL Taxonomy Extension Definition Linkbase Document. 101.LAB* Inline XBRL Taxonomy Extension Label Linkbase Document. 101.PRE* Inline XBRL Taxonomy Extension Presentation Linkbase Document. 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). + Indicates a management contract or compensatory plan * Filed herewith ** Furnished herewith Item 16. Form 10-K summary None. Part IV 98

Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized. PINTEREST, INC. Date: February 12, 2026 By: /s/ Julia Brau Donnelly Julia Brau Donnelly Chief Financial Officer (Principal Financial Officer) 99

Power of attorney The undersigned directors and officers of Pinterest, Inc. hereby constitute and appoint William Ready, Julia Brau Donnelly and Wanjiku Walcott, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated. 100

Power of attorney

Name	Title	Date
/s/ William Ready William Ready	Chief Executive Officer (Principal Executive Officer) and Director	February 12, 2026
/s/ Chip Bergh Chip Bergh	Director	February 12, 2026
/s/ Salaam Coleman Smith Salaam Coleman Smith	Director	February 12, 2026
/s/ Leslie J. Kilgore Leslie J. Kilgore	Director	February 12, 2026
/s/ Gokul Rajaram Gokul Rajaram	Director	February 12, 2026
/s/ Emily Reuter Emily Reuter	Director	February 12, 2026
/s/ Fredric G. Reynolds Fredric G. Reynolds	Director	February 12, 2026
/s/ Scott Schenkel Scott Schenkel	Director	February 12, 2026
/s/ Benjamin Silbermann Benjamin Silbermann	Director	February 12, 2026
/s/ Marc Steinberg Marc Steinberg	Director	February 12, 2026
/s/ Andrea Wishom Andrea Wishom	Director	February 12, 2026
/s/ Julia Brau Donnelly Julia Brau Donnelly	Chief Financial Officer (Principal Financial Officer)	February 12, 2026
/s/ Andrea Acosta Andrea Acosta	Chief Accounting Officer (Principal Accounting Officer)	February 12, 2026

101

Headquarters 651 Brannan Street San Francisco, California 94107 (415) 762-7100 Investor Relations Website investor.pinterestinc.com